     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           BLOUNT INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                            6719                           63-0780521
 (STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                           4520 EXECUTIVE PARK DRIVE
                              MONTGOMERY, AL 36116
                                 (334) 244-4000
                            ------------------------

                          RICHARD H. IRVING, III, ESQ.
                           BLOUNT INTERNATIONAL, INC.
                           4520 EXECUTIVE PARK DRIVE
                              MONTGOMERY, AL 36116
                                 (334) 244-4000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                           -------------------------

                                   COPIES TO:

              JOHN G. FINLEY, ESQ.                             PHILIP A. GELSTON, ESQ.
           SIMPSON THACHER & BARTLETT                          CRAVATH, SWAINE & MOORE
              425 LEXINGTON AVENUE                                825 EIGHTH AVENUE
            NEW YORK, NEW YORK 10017                          NEW YORK, NEW YORK 10019
                 (212) 455-2000                                    (212) 474-1000

                           -------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE AND UPON CONSUMMATION OF THE TRANSACTIONS DESCRIBED IN THE ENCLOSED PROXY STATEMENT.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                           -------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM     PROPOSED MAXIMUM         AMOUNT OF
     TITLE OF EACH CLASS OF          AMOUNT TO BE        OFFERING PRICE          AGGREGATE          REGISTRATION
  SECURITIES TO BE REGISTERED        REGISTERED(1)        PER SHARE(2)       OFFERING PRICE(2)         FEE(3)
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01
  per share.....................   2,966,666 shares            $15              $44,499,990            $12,371
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) Relates to the number of shares of common stock of the Registrant issued to existing security holders in the proposed merger of Red Dog Acquisition, Corp. with and into the Registrant, with the Registrant as the surviving corporation in such merger.
(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457 under the Securities Act of 1933, based on the proposed cash consideration of $30 per share or two shares of common stock offered to existing security holders in the merger.
(3) Pursuant to rule 457(b), the required fee of $12,371 is reduced by the fee of $232,779 previously paid at the time of filing of preliminary proxy materials in connection with this transaction on May 13, 1999, resulting in a net payment of $0.
                           -------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 (Blount Logo)

                        SPECIAL MEETING OF STOCKHOLDERS
                                MERGER PROPOSED

Dear Stockholder:

     Blount International, Inc. has signed an Agreement and Plan of Merger and Recapitalization under which Blount will merge with Red Dog Acquisition, Corp., a Delaware corporation, which is wholly owned by Lehman Brothers Merchant Banking Partners II L.P. In the merger, Blount will be the surviving corporation, which we will refer to as "New Blount".

     If the merger is completed:

     - each share of Blount class A common stock and Blount class B common stock will be converted into the right to receive, at your election and depending on proration, either $30 in cash or two shares of common stock of New Blount;

     - 2,966,666 shares of common stock of New Blount will be issued to existing stockholders; and

     - 27,833,334 shares of common stock of New Blount will be issued to Lehman Brothers Merchant Banking Partners, its affiliated co-investors and some senior members of the management of Blount.

     Before we can complete these transactions, stockholders must adopt the merger agreement. The affirmative vote of holders of a majority in voting power of the outstanding shares of Blount common stock voting together as a single class is required to adopt the merger agreement. The adoption of the merger agreement is assured since The Blount Holding Company, L.P., the principal stockholder of Blount, has entered into an agreement with Red Dog Acquisition, Corp. in which it has agreed to vote its shares, which as of the record date represent approximately 62% of the voting power of the outstanding shares of Blount common stock, in favor of adopting the merger agreement.

     Whether or not you plan to attend the special meeting, you can vote by completing and mailing the enclosed proxy card. If you wish to receive shares of New Blount common stock in the merger instead of cash, include with your proxy card a completed form of non-cash election, which must be received by 5:00 p.m. Eastern time, on August 11, 1999.

     If we have not received a properly completed form of non-cash election by 5:00 p.m., Eastern time, on August 11, 1999, the effect will be that you will be treated as if you had elected to receive cash for all your Blount common stock.

     The special meeting will be held at Blount's office located at 4520 Executive Park Drive, Montgomery, Alabama 36116. The date and time of the special meeting is August 18, 1999, 10:00 a.m. local time.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE STOCKHOLDERS. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, DECLARED ITS ADVISABILITY AND RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER AGREEMENT AT THE SPECIAL MEETING. IN CONSIDERING THIS RECOMMENDATION, YOU SHOULD BE AWARE OF THE CONFLICT OF INTEREST THAT SOME DIRECTORS AND MEMBERS OF SENIOR MANAGEMENT HAVE IN THE MERGER. SEE "THE MERGER -- INTERESTS OF SOME PERSONS IN THE MERGER; CONFLICTS OF INTEREST" ON PAGE 58.

/S/ JOHN M. PANETTIERE                   /S/ WINTON M. BLOUNT
JOHN M. PANETTIERE                       WINTON M. BLOUNT
  PRESIDENT AND CHIEF EXECUTIVE OFFICER  CHAIRMAN OF THE BOARD OF DIRECTORS

     THIS DOCUMENT PROVIDES YOU WITH DETAILED INFORMATION ABOUT THE PROPOSED MERGER. WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT CAREFULLY. FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH YOU SHOULD CONSIDER IN EVALUATING THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE 16.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OF NEW BLOUNT TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROXY STATEMENT-PROSPECTUS IS DATED JULY 15, 1999 AND WAS FIRST MAILED TO STOCKHOLDERS ON JULY 19, 1999.

                           BLOUNT INTERNATIONAL, INC.
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON AUGUST 18, 1999
                            ------------------------

     Blount International, Inc. will hold a special meeting of stockholders at its offices located at 4520 Executive Park Drive, Montgomery, Alabama 36116, at 10:00 a.m. local time on August 18, 1999, for the following purposes:

     - To consider and vote upon a proposal to adopt the Agreement and Plan of Merger and Recapitalization, dated as of April 18, 1999, between Blount International, Inc. and Red Dog Acquisition, Corp.

     - To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

     A copy of the merger agreement is attached as Appendix A to the proxy statement-prospectus accompanying this notice.

     Record holders of Blount class A common stock and class B common stock at the close of business on July 9, 1999 will receive notice of and will be entitled to vote at the special meeting, including any adjournments or postponements of the special meeting. The affirmative vote of the holders of a majority in voting power of the outstanding shares of Blount common stock entitled to vote on the merger agreement and voting together as a single class is required for the adoption of the merger agreement.

     The adoption of the merger agreement is assured since The Blount Holding Company, L.P., the principal stockholder of Blount, has entered into an agreement with Red Dog Acquisition, Corp. in which it has agreed to vote its shares, which as of the record date represent approximately 62% of the voting power of the outstanding shares of Blount common stock, in favor of adopting the merger agreement.

     We urge you to complete, sign, date and return your proxy card as promptly as possible, whether or not you expect to attend the special meeting. If you are unable to attend in person and you return your proxy card, your shares will be voted at the special meeting. A return envelope is included for your convenience. If you sign, date and mail your proxy card without indicating how you want to vote, we will vote your proxy in favor of adopting the merger agreement. If you do not return your card, the effect will be a vote against the merger agreement. If your shares are held in "street name" by your broker or other nominee, only that holder can vote your shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

                                          D. JOSEPH MCINNES
                                          Secretary

Montgomery, Alabama
July 15, 1999

     PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    1
SUMMARY.....................................................    3
  The Merger................................................    3
  What You Will Be Entitled to Receive in the Merger........    3
  Treatment of Outstanding Options..........................    4
  The Special Meeting and Record Date.......................    4
  Vote Required.............................................    4
  The Stockholder Agreement.................................    4
  Percentage of Shares Held by Directors and Executive
     Officers...............................................    4
  Reasons for the Recommendation to Stockholders............    5
  Opinion of Financial Advisor..............................    5
  Conflicts of Interest of Some Persons Involved in the
     Merger.................................................    5
  Conditions to Completion of the Merger....................    6
  Termination of the Merger Agreement.......................    6
  Termination Fees and Expenses.............................    7
  Stock Exchange Listing....................................    7
  Merger Financings.........................................    7
  Material Federal Income Tax Consequences..................    8
  Appraisal Rights..........................................    8
  Description of Capital Stock of Blount and New Blount.....    8
  Conversion of Red Dog Acquisition Common Stock............    9
  The Companies.............................................    9
  Market Price and Dividend Information.....................   10
  Selected Historical Condensed Consolidated Financial
     Data...................................................   11
  Selected Pro Forma Condensed Consolidated Financial Data
     (Unaudited)............................................   14
  Results of Operations For the First Half of 1999..........   15

RISK FACTORS................................................   16
  We Will Be Substantially Leveraged Which May Restrict Our
     Operations and Ability to Obtain Additional
     Financing -- Payments on Indebtedness Will Require a
     Substantial Portion of Our Cash Flow and Will Have a
     Negative Effect on Our Net Income......................   16
  Stockholders Other Than Lehman Brothers Merchant Banking
     Partners Will Have Little or No Influence After the
     Merger.................................................   16
  We Do Not Expect to Pay Dividends.........................   17
  Loss of Liquidity May Make It Difficult for You to Sell
     Shares and Could Result in Increased Volatility of
     Market Prices..........................................   17
  Issuance of Stock Options to Management May Dilute Your
     New Blount Stockholding................................   17

                                                              PAGE
                                                              ----
  As a Result of Proration, You May Not Receive the Type of
     Consideration You Want and Cash Payments Could Be
     Treated As Dividends Instead of Capital Gains..........   18
  We May Have Liabilities Related to Litigation Matters
     Which Could Adversely Affect Our Earnings and Financial
     Condition..............................................   18
  Any Loss of A Few Key Customers and Suppliers Would
     Substantially Decrease Our Sales.......................   18
  Regulation of Firearm Ammunition Could Restrict Our
     Manufacture and Sale of Ammunition or Decrease Demand
     for Ammunition Resulting in Lower Sales Levels.........   19
  Slowdowns in Forestry Industry Negatively Affect Sales
     Levels for Our Industrial and Power Equipment
     Segment................................................   19
  A Warning About Forward-Looking Statements................   19

THE SPECIAL MEETING.........................................   20
  General...................................................   20
  Matters to be Considered..................................   20
  Proxies...................................................   20
  Solicitation of Proxies...................................   20
  Forms of Non-Cash Election................................   21
  Record Date and Voting Rights.............................   21
  Recommendation of the Blount Board of Directors...........   22

INFORMATION ABOUT BLOUNT....................................   23
  General...................................................   23
  Outdoor Products..........................................   23
  Sporting Equipment........................................   23
  Industrial and Power Equipment............................   23
  Management and Additional Information.....................   24
  Financial Projections.....................................   24

THE MERGER..................................................   26
  Background of the Merger..................................   26
  Purpose and Structure for the Merger......................   34
  Reasons for the Merger; Recommendation to Stockholders....   35
  The Merger................................................   35
  Fairness Opinion of Financial Advisor.....................   39
  Merger Consideration......................................   50
  Conversion/Retention of Shares; Procedures for Exchange of
     Certificates...........................................   52
  Fractional Shares.........................................   53
  Governmental and Regulatory Approval......................   54
  Appraisal Rights under the General Corporation Law of the
     State of Delaware......................................   54
  Treatment of Options......................................   57

                                                              PAGE
                                                              ----
  Board of Directors and Executive Officers of New Blount
     Following the Merger...................................   57
  Other Information Regarding Directors and Executive
     Officers...............................................   58
  Interests of Some Persons in the Merger; Conflicts of
     Interest...............................................   58
  Stock Exchange Listing....................................   63
  Resale of New Blount Common Stock After the Merger........   63
  Merger Financings.........................................   63
  Conversion of Red Dog Acquisition Stock...................   65
  Accounting Treatment......................................   65
  Conduct of Business Pending the Merger....................   65
  Material Federal Income Tax Consequences..................   65

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  (UNAUDITED)...............................................   70

THE MERGER AGREEMENT........................................   81
  The Merger................................................   81
  Closing of the Merger; Completion of the Merger; Surviving
     Corporation............................................   81
  Closing of the Merger.....................................   81
  Completion of the Merger..................................   81
  Surviving Corporation.....................................   82
  Representations and Warranties............................   82
  Covenants.................................................   83
  No Solicitation...........................................   84
  Employee Benefits.........................................   85
  Access to Information.....................................   85
  Cooperation and Reasonable Best Efforts...................   86
  Indemnification and Insurance.............................   86
  Stock Exchange Listing....................................   86
  Conditions to the Completion of the Merger................   87
  Termination...............................................   88
  Termination Fees and Expenses.............................   89
  Amendment and Waiver......................................   89

THE STOCKHOLDER AGREEMENT...................................   90

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT......   92

DESCRIPTION OF BLOUNT AND NEW BLOUNT CAPITAL STOCK..........   95

INFORMATION CONCERNING RED DOG ACQUISITION, CORP. AND LEHMAN
  BROTHERS MERCHANT BANKING PARTNERS II L.P.................   96

WHERE YOU CAN FIND MORE INFORMATION.........................   96
  Blount Incorporated Documents.............................   96

LEGAL OPINIONS..............................................   97

                                                              PAGE
                                                              ----
INDEPENDENT ACCOUNTANTS.....................................   97

STOCKHOLDER PROPOSALS.......................................   98

OTHER MATTERS...............................................   98

APPENDIX A -- Agreement and Plan of Merger and
  Recapitalization..........................................  A-1
APPENDIX B -- Stockholder Agreement.........................  B-1
APPENDIX C -- Opinion of The Beacon Group Capital Services,
  LLC.......................................................  C-1
APPENDIX D -- Section 262 of the General Corporation Law of
  the State of Delaware.....................................  D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

1.   Q:   WHAT WILL BLOUNT
          STOCKHOLDERS BE ENTITLED TO
          RECEIVE FOR EACH BLOUNT
          SHARE?
     A:
          Each stockholder of Blount
          International, Inc., which
          we will refer to in this
          document as "Blount," will
          have the right to elect to
          receive in exchange for each
          share of Blount common stock
          either $30 in cash or two
          shares of common stock of
          the surviving corporation,
          which we will refer to in
          this document as "New
          Blount", after the merger.
          You may elect to receive any
          combination of cash and
          shares of New Blount common
          stock for any or all of your
          holdings of Blount common
          stock. New Blount will have
          only one class of common
          stock, unlike Blount which
          has class A common stock and
          class B common stock.
2.   Q:   WILL I RECEIVE THE TYPE OF
          CONSIDERATION IN THE MERGER
          I ELECT TO RECEIVE?
     A:
          You may not receive the type
          or amount of consideration
          that you elect and will not
          know at the time of your
          vote or election what you
          will ultimately receive in
          exchange for your shares of
          Blount common stock. This is
          because only 1,483,333 out
          of 37,066,317 outstanding
          shares of Blount common
          stock will be exchanged for
          2,966,666 shares of common
          stock of New Blount. The
          allocation of these shares
          among Blount stockholders
          depends on the elections
          made by all of the
          stockholders of Blount.
3.   Q:   HOW MANY VOTES WILL I GET AT
          THE SPECIAL MEETING FOR THE
          CURRENT SHARES I OWN?
     A:
          Holders of Blount class A
          common stock are entitled to
          1/10 of a vote per share,
          while holders of Blount
          class B common stock are
          entitled to one vote per
          share. The two classes of
          common stock will vote on
          the merger together as a
          single class.
4.   Q:   WILL THE SHARES OF NEW
          BLOUNT BE LISTED ON A
          NATIONAL STOCK EXCHANGE?
     A:
          Yes. We expect shares of New
          Blount to be listed on the
          New York Stock Exchange.
5.   Q:   WHAT DO I NEED TO DO NOW?
     A:
          After carefully reading and
          considering the information
          contained in this document,
          please fill out and sign
          your proxy card. Then mail
          your completed, signed and
          dated proxy card in the
          enclosed return envelope as
          soon as possible so that
          your shares can be voted at
          the Blount special meeting.
          Include with your proxy card
          a completed form of non-cash
          election, where you indicate
          whether you elect to receive
          cash or shares of New Blount
          common stock or a
          combination of both. If you
          do not return a properly
          completed form of non-cash
          election, you will be
          treated as if you had
          elected to receive cash for
          all your Blount common
          stock.

6.   Q:   IF MY SHARES ARE HELD IN
          "STREET NAME" BY MY BROKER,
          WILL MY BROKER VOTE MY
          SHARES FOR ME?
     A:
          Your broker will not be able
          to vote your shares without
          instructions from you. You
          should follow the directions
          provided by your broker to
          vote your shares.
7.   Q:   HOW DO I CHANGE MY VOTE OR
          NON-CASH ELECTION TO RECEIVE
          SHARES AFTER I HAVE MAILED
          MY SIGNED PROXY CARD AND
          FORM OF NON-CASH ELECTION?
     A:
          You may change your vote by
          sending a written notice
          stating that you would like
          to revoke your proxy or by
          completing and submitting a
          new, later dated proxy card
          to the Secretary of Blount.
          You also can attend the
          Blount special meeting and
          vote in person. You may
          change your election by
          sending a written notice
          stating that you would like
          to revoke your election or
          by completing and submitting
          a new, later dated form of
          non-cash election to the
          exchange agent.
8.   Q:   SHOULD I SEND IN MY STOCK
          CERTIFICATES NOW?
     A:
          If you have elected to
          receive shares of New Blount
          common stock for some or all
          of your shares of Blount
          common stock, you must send
          in your Blount stock
          certificates for such shares
          with your form of non-cash
          election and proxy card. If
          you have not elected to
          receive shares of New Blount
          common stock, you should not
          send in your stock
          certificates now. After the
          merger is completed, you
          will receive written
          instructions for exchanging
          your Blount stock
          certificates for cash and,
          if applicable, New Blount
          stock certificates or both
          cash and New Blount stock
          certificates.
9.   Q:   WHEN DO YOU EXPECT THE
          MERGER TO BE COMPLETED?
     A:
          We are working toward
          completing the merger as
          quickly as possible after
          the Blount special meeting.
          We hope to complete the
          merger in the third calendar
          quarter of 1999.
10.  Q:   WHO CAN HELP ANSWER MY
          QUESTIONS?
     A:
          If you have more questions
          about the merger, you should
          contact:
          Blount International, Inc.
          4520 Executive Park Drive
          Montgomery, Alabama 36116
          (334) 244-4000
          Attention: D. Joseph
          McInnes,
                      Secretary

                                    SUMMARY

     This Summary, together with the "Questions and Answers About the Merger" on the preceding pages, highlights important selected information from this proxy statement-prospectus and may not contain all of the information that is important to you due to your particular circumstances. To understand fully the merger and related transactions and for a more complete description of the legal terms of the merger and related transactions, you should read carefully this entire document and the other documents to which we have referred you. For more information about Blount, see "Where You Can Find More Information" (page 96). To the extent applicable, we have included page references parenthetically to direct you to more complete descriptions of the topics presented in this summary.

THE MERGER (SEE PAGE 26)

     The merger agreement is attached as Appendix A to this proxy statement-prospectus. We encourage you to read the merger agreement since it is the legal document that governs the merger.

     If the merger agreement is adopted by Blount stockholders and all other conditions to the merger are satisfied or, where permissible, waived, Blount will merge with Red Dog Acquisition, Corp., which we will refer to in this proxy statement-prospectus as "Red Dog Acquisition," with Blount surviving the merger and retaining the name of Blount International, Inc. Lehman Brothers Merchant Banking Partners, its affiliated co-investors and some members of senior management of Blount will own approximately 90.4% of New Blount, while existing stockholders of Blount will own approximately 9.6%. As a result, Blount will become a subsidiary of Lehman Brothers Merchant Banking Partners and its affiliated co-investors and Blount stockholders will become stockholders of New Blount.

WHAT YOU WILL BE ENTITLED TO RECEIVE IN THE MERGER (SEE PAGE 50)

     For each share of Blount common stock owned before the merger, a Blount stockholder who does not perfect his or her appraisal rights will be entitled to receive, at his or her election and subject to proration, $30 in cash or two shares of common stock of New Blount. In the aggregate, Blount stockholders will exchange 1,483,333 out of a total of 37,066,317 outstanding shares of Blount common stock for 2,966,666 shares of New Blount common stock in the merger. The aggregate cash consideration that Blount will pay to holders of Blount common stock in the merger is approximately $1,067 million.

     You may elect to receive all cash, all stock or some cash and some stock for your Blount shares. You should make this election on the form of non-cash election which has been mailed to you along with this proxy statement-prospectus. You should mail the completed form of non-cash election to BankBoston, N.A., Blount's exchange agent, at the following address: if by mail, P.O. Box 9573, Boston, MA 02266-9573, attention: Corporate Actions or, if by street delivery, 100 Williams Street Galleria, New York, NY 10038 Attention:
Securities Transfer and Reporting Services Inc. c/o Equiserve, or, if by overnight carrier, to 40 Campanelli Drive, Braintree, MA 02184. Attention:
Corporate Actions, or, if by facsimile, (781) 575-4826. If you have elected to receive shares of New Blount common stock, you must also send your certificates for shares of Blount common stock that correspond to the number of New Blount shares you have elected with your form of non-cash election. BankBoston, N.A. must receive the completed form of non-cash election and common stock certificates by 5:00 p.m., Eastern time, on August 11, 1999, the fifth business day preceding the date of the special meeting.

     Because only 2,966,666 shares of New Blount common stock will be issued in the merger, you may not receive the type of consideration that you elect and will not know at the time of your vote or election what you will ultimately receive in exchange for your shares of Blount. See "The Merger -- Merger Consideration" on page 50.

TREATMENT OF OUTSTANDING OPTIONS (SEE PAGE 57)

     When we complete the merger, each holder of outstanding options issued by Blount to purchase Blount common stock, whether or not those options are then exercisable, will receive a cash payment for each of his or her options equal to the excess of $30 over the exercise price per share of Blount common stock subject to each of his or her options.

THE SPECIAL MEETING AND RECORD DATE (SEE PAGE 20)

     At the special meeting, the holders of Blount common stock will be asked to adopt the merger agreement. You may vote at the special meeting in person or by proxy if you were the record owner of Blount common stock at the close of business on July 9, 1999, the record date.

VOTE REQUIRED (SEE PAGE 21)

     The vote by the holders of a majority in voting power of the outstanding shares of Blount common stock entitled to vote is required to adopt the merger agreement. Holders of class A common stock will be entitled to 1/10 of a vote per share, while holders of class B common stock will be entitled to one vote per share. The holders of class A common stock and class B common stock will vote together as a single class. Because adoption of the merger agreement requires the affirmative vote of a majority in voting power of outstanding shares of Blount common stock, abstentions and broker non-votes will have the same effect as negative votes.

THE STOCKHOLDER AGREEMENT
(SEE PAGE 90)

     The Blount Holding Company, L.P. has entered into a stockholder agreement with Red Dog Acquisition in which The Blount Holding Company has agreed to vote its shares of Blount common stock in favor of the adoption of the merger agreement. As of the record date, The Blount Holding Company owned and had the right to vote 2,892,144 shares of Blount class A common stock and 8,409,696 shares of Blount class B common stock, representing as of the record date approximately 62% of the voting power of the outstanding shares of Blount common stock. Therefore, upon the casting of such votes, the merger agreement will be adopted by Blount's stockholders. We have attached the stockholder agreement as Appendix B to this document. The stockholder agreement terminates if the merger agreement terminates.

PERCENTAGE OF SHARES HELD BY
DIRECTORS AND EXECUTIVE OFFICERS
(SEE PAGE 92)

     On the record date, directors and executive officers of Blount owned or had the right to vote 6,170,532 shares of Blount class A common stock, including 2,134,164 shares which are subject to a right to acquire beneficial ownership within 60 days under Blount's existing executive option plans, and 9,758,597 shares of Blount class B common stock. These shares in total represent approximately 74% of the voting power of the outstanding shares of Blount common stock voting together as a single class. Shares representing more than 50% of the voting power of Blount common stock are needed to adopt the merger agreement. In addition to the votes to be cast in favor of adopting the merger agreement in accordance with the stockholder agreement, we expect that the directors and executive officers will vote all of their shares in favor of the adoption of the merger agreement.

REASONS FOR THE RECOMMENDATION TO STOCKHOLDERS (SEE PAGE 35)

     Your board of directors believes that the proposed merger is in the best interests of Blount stockholders in light of the value to be paid to Blount stockholders in the merger.

OPINION OF FINANCIAL ADVISOR
(SEE PAGE 39)

     In deciding to approve the merger agreement, your board of directors considered the opinion delivered to it by The Beacon Group Capital Services, LLC, which we will refer to in this document as "The Beacon Group," that, as of the date of the opinion, and based on the assumptions, and subject to, limitations and qualifications described in the opinion, the consideration to be received by the holders of Blount common stock pursuant to the merger is fair from a financial point of view to such holders. We have attached as Appendix C the written opinion of The Beacon Group, dated April 18, 1999. You should read this opinion to understand the assumptions made, matters considered and limitations of the review undertaken by The Beacon Group in providing its opinion.

CONFLICTS OF INTEREST OF SOME PERSONS INVOLVED IN THE MERGER (SEE PAGE 58)

     In considering the recommendation of your board of directors regarding the merger agreement, you should be aware of the conflicts of interests that some directors and members of senior management of Blount have in the merger. Some of these interests are listed below.

     - Each of John M. Panettiere, Harold E. Layman, James S. Osterman, Gerald
       W. Bersett, Donald B. Zorn and Richard H. Irving, III will continue to serve as executive officers of New Blount after the merger. Each of them has entered into a new employment agreement which will become effective upon completion of the merger. Mr. Panettiere's employment agreement provides that he is to be the Chairman of the board of New Blount and is to receive a $75,000 increase in his annual base salary.

     - As part of these employment agreements, each of the six executive officers listed above plus some other members of senior management of Blount will make a minimum equity investment in New Blount. It is expected that the aggregate amount of the investments will be approximately $15 million, for which the executives will own approximately 3.3% of New Blount's common stock.

     - Each of the six executive officers listed above plus some other members of senior management of Blount will receive stock options to acquire shares of New Blount common stock representing in the aggregate approximately 8% of New Blount's fully diluted common stock immediately after giving effect to the merger.

     - In connection with the merger, Lehman Brothers Merchant Banking Partners and Winton M. Blount, the Chairman of the board of directors and controlling stockholder of Blount, agreed that Mr. Blount would be retained to provide consulting services to New Blount for a period of two years in exchange for total compensation of $1,000,000 ($500,000 per year), the right to continue to occupy the office space after the merger which he is currently occupying, continued administrative and secretarial services and the right to use the corporate aircraft for personal use of up to 75 hours per year so long as he pays the agreed upon cost of such use. In addition, Mr. Blount, who has been employed by Blount for 54 years, will receive a severance benefit calculated in a manner consistent with Blount's standard policy, payable in January 2000, of $1,566,333.

CONDITIONS TO COMPLETION OF THE MERGER (SEE PAGE 87)

     The completion of the merger depends on the satisfaction of a number of conditions, including the following:

     - Blount stockholders must adopt the merger agreement;

     - the representations and warranties made by us in the merger agreement must be true and correct in all material respects at the closing date, except to the extent that any failures to be so true and correct would not have a "material adverse effect" (for the definition of material adverse effect, see "The Merger Agreement -- Representations and Warranties" on page 82), and we must have performed in all material respects our material obligations under the merger agreement;

     - we must not have suffered any event which has had or would reasonably be likely to have a material adverse effect;

     - we must have financing for the transactions contemplated by the merger agreement;

     - Red Dog Acquisition must be reasonably satisfied that the merger will be recorded as a recapitalization for financial reporting purposes;

     - we must receive all required consents and approvals of governmental authorities, including regulatory approvals, and any waiting periods required by law must have expired; and

     - there must be no order of any U.S. court or governmental authority blocking completion of the merger and no proceedings by any U.S. federal governmental authority trying to block or limit the merger.

     Unless prohibited by law, Blount or Red Dog Acquisition could elect to waive a condition that has not been satisfied and complete the merger anyway. We cannot be certain whether or when any of these conditions will be satisfied, or, where permissible, waived, or that we will complete the merger.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 88)

     Blount and Red Dog Acquisition may agree at any time to terminate the merger agreement before completing the merger.

     Either of them may also terminate the merger agreement if, among other reasons:

     - the merger is not completed by September 30, 1999;

     - a U.S. governmental authority has issued a final order blocking the merger, or a foreign governmental authority has issued a similar order which would have or would reasonably be likely to have a material adverse effect;

     - Blount stockholders do not adopt the merger agreement at the special meeting; or

     - the other party is in material breach of any of its obligations under the merger agreement and the breach is not cured within 10 business days.

     In addition, Red Dog Acquisition may terminate the merger agreement if, among other reasons:

     - our board has withdrawn or modified its recommendation of the merger agreement in a manner adverse to Red Dog Acquisition;

     - our board has approved a takeover proposal other than the merger; or

     - The Blount Holding Company is in material breach of any of its obligations under the stockholder agreement and the breach is not cured within 10 business days.

     Finally, we may terminate the merger agreement prior to adoption of the merger agreement by Blount stockholders if our board has approved, in compliance with the terms of the merger agreement, another proposal which is superior to the merger.

TERMINATION FEES AND EXPENSES (SEE PAGE 89)

     We have agreed to pay Red Dog Acquisition a $34 million termination fee if any of the following events occur:

     - our board terminates the merger agreement because it has approved another proposal which is superior to the merger;

     - Red Dog Acquisition terminates the merger agreement because our board has withdrawn or modified its recommendation of the merger agreement in a manner adverse to Red Dog Acquisition;

     - Red Dog Acquisition terminates the merger agreement because we have breached our obligation not to solicit other takeover proposals; or

     - our board or Red Dog Acquisition terminates the merger agreement after the Blount stockholders fail to adopt the merger agreement and while another takeover proposal is pending. However, the termination fee is not payable in this case unless Blount enters into an agreement for another takeover proposal or another takeover is completed within 18 months after termination of the merger agreement.

STOCK EXCHANGE LISTING
(SEE PAGE 86)

     Once the merger is completed, the New Blount common stock is expected to be listed on the New York Stock Exchange.

MERGER FINANCINGS (SEE PAGE 63)

     New Blount, through its principal operating subsidiary, expects to incur at least $725 million of funded long-term debt, and Lehman Brothers Merchant Banking Partners and its affiliated co-investors expect to make an equity investment in Red Dog Acquisition immediately prior to the merger, of approximately $417.5 million, less the amount of any equity investments in New Blount made by members of the senior management of Blount immediately following the merger, which is expected to be approximately $15 million. These amounts will be used to

     - fund payment of the cash consideration in the merger;

     - repay or repurchase indebtedness of Blount; and

     - pay the fees and expenses incurred in connection with the merger.

     The transactions contemplated by the merger agreement are expected to be funded by at least $400 million of bank borrowings by New Blount under senior secured credit facilities with a group of lenders arranged and syndicated by Lehman Brothers Inc. and Lehman Commercial Paper Inc. and approximately $325 million in senior subordinated notes to be placed or underwritten by Lehman Brothers Inc. New Blount also expects to enter into a $100 million senior secured revolving credit facility with a group of lenders arranged and syndicated by Lehman Brothers Inc. and Lehman Commercial Paper Inc. to provide any additional funding necessary for the merger and for New Blount's working capital requirements following the merger. We refer to these financing arrangements as the "merger financings." Red Dog Acquisition has received executed commitments from Lehman Brothers Inc. and Lehman Commercial Paper Inc. regarding the debt portion of the merger financings. These commitments are subject to customary conditions, including the negotiation and signing of definitive agreements.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 65)

     For a complete summary of the material U.S. federal income tax consequences of the merger, see "The Merger -- Material Federal Income Tax Consequences" on page 65.

     BECAUSE SOME TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING ON THE PARTICULAR CIRCUMSTANCES OF EACH STOCKHOLDER, IT IS RECOMMENDED THAT HOLDERS OF BLOUNT COMMON STOCK CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL (AND ANY STATE, LOCAL AND FOREIGN) TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

APPRAISAL RIGHTS (SEE PAGE 54)

     Blount stockholders have the right under Delaware law to demand that the Delaware Court of Chancery appraise the fair value of their shares of Blount common stock and to receive payment in cash for the appraised value of the shares instead of $30 or two shares of New Blount common stock in accordance with the merger. In order to demand appraisal, a Blount stockholder must make a written demand for appraisal prior to the vote on the merger agreement at the special meeting, must not vote in favor of the adoption of the merger agreement and must satisfy the other requirements for the proper exercise of appraisal rights under Delaware law. The procedures relating to the exercise of appraisal rights are described in this proxy statement-prospectus, and we have attached the provision of Delaware law that grants appraisal rights and governs those procedures as Appendix D.

DESCRIPTION OF CAPITAL STOCK OF BLOUNT AND NEW BLOUNT (SEE PAGE 95)

     Blount currently is authorized to issue 78,456,855 shares of capital stock, of which 4,456,855 shares, par value $0.01 per share, are preferred stock, 60,000,000 shares, par value $0.01 per share, are class A common stock and 14,000,000 shares, par value $0.01 per share, are class B common stock. As of July 9, 1999, there are no shares of preferred stock, 25,711,622 shares of class A common stock and 11,387,858 shares of class B common stock outstanding. On some matters, including the adoption of the merger agreement, holders of class A common stock and class B common stock vote together as a single class. Holders of class A common stock are entitled to 1/10 of a vote per share on most matters, and holders of class B common stock are entitled to one vote per share on all matters.

     If the merger is completed, the certificate of incorporation of New Blount will provide, among other things, for the issuance of only one class of common stock. The authorized number of shares of common stock of New Blount will be 100,000,000 shares. All stockholders of New Blount will have equal voting rights. Holders of New Blount common stock will be entitled to share ratably in assets available for distribution on liquidation, dissolution or winding up, subject to, if preferred stock of New Blount is then authorized and outstanding, any preferential rights of the preferred stock. New Blount common stock will not be redeemable, will have no subscription or conver-sion rights and will not entitle its holders to any pre-emptive rights.

     In addition, if the board of directors of New Blount declares and pays dividends on New Blount common stock, all holders of New Blount common stock will be paid the same amount of dividends per share. In the case of Blount common stock, the restated certificate of incorporation of Blount provides that holders of Blount class A common stock shall be paid $0.0083 1/3 per share in addition to the amount payable for each share of Blount class B common stock for each quarter in respect of which a cash dividend is declared and paid. As a result of the merger, holders of Blount class A common stock will give up their preferential dividend payment treatment while holders of Blount class B common stock will give up their preferential voting rights.

CONVERSION OF RED DOG ACQUISITION COMMON STOCK (SEE PAGE 65)

     In connection with the merger and because of an equity investment in Red Dog Acquisition, which is expected to be approximately, $402.5 million, Lehman Brothers Merchant Banking Partners and its affiliated co-investors will receive 26,833,334 shares of New Blount common stock, which will represent approximately 87.1% of the shares of New Blount expected to be outstanding after the merger. The amount of Lehman Brothers Merchant Banking Partners' and its affiliated co-investors' equity investment and the number of shares of New Blount common stock they obtain could be higher or lower in immaterial amounts depending on the ultimate amount of the management contribution described in this proxy statement-prospectus.

THE COMPANIES (SEE PAGE 23)

    Blount International, Inc.
    4520 Executive Park Drive
    Montgomery, AL 36116
    (334) 244-4000
     Blount International, Inc., through its wholly owned subsidiary Blount, Inc., operates in three principal business segments: outdoor products, sporting equipment and industrial and power equipment. Blount is an international manufacturer with sales in over 100 countries.

    Red Dog Acquisition, Corp.
    c/o Lehman Brothers Merchant Banking Partners II L.P.
    3 World Financial Center
    200 Vesey Street
    New York, NY 10028

     Red Dog Acquisition is a Delaware corporation and a wholly owned subsidiary of Lehman Brothers Merchant Banking Partners. Red Dog Acquisition was formed solely for purposes of the merger. Lehman Brothers Merchant Banking Partners, a Delaware limited partnership, and its affiliated co-investors together comprise a $2.0 billion institutional merchant banking fund which focuses on investments in established operating companies.

                    MARKET PRICE AND DIVIDEND INFORMATION(1)

     Shares of Blount class A common stock and Blount class B common stock are traded on the New York Stock Exchange under the symbol "BLT.A" and "BLT.B," respectively. The table below shows, for the fiscal quarters indicated, the high and low closing prices of shares of Blount class A common stock and Blount class B common stock as reported by the New York Stock Exchange and dividend information.

                                    CLASS A COMMON STOCK         CLASS B COMMON STOCK
                                 --------------------------   --------------------------
                                  HIGH     LOW     DIVIDEND    HIGH     LOW     DIVIDEND
                                 ------   ------   --------   ------   ------   --------
1997
First quarter..................  $21.63   $18.81    $.063     $21.25   $18.75    $.059
Second quarter.................   22.75    19.00     .063      22.25    19.63     .059
Third quarter..................   25.25    20.75     .063      23.69    21.13     .059
Fourth quarter.................   26.88    23.00     .071      27.00    25.28     .067
1998
First quarter..................  $29.75   $23.00    $.071     $29.88   $23.50    $.067
Second quarter.................   34.38    26.50     .071      32.25    26.44     .067
Third quarter..................   29.50    19.94     .071      28.50    22.06     .067
Fourth quarter.................   24.94    18.94     .071      24.63    19.50     .067
1999
First quarter..................  $29.50   $23.88    $.071     $28.00   $23.81    $.067
Second quarter.................   28.75    26.06     .071      28.31    27.25     .067
Third quarter (through July 9,
  1999)........................   27.31    26.94       --         --       --       --

     On March 30, 1999, the last full trading day prior to the public announcement by Blount that it was in advanced negotiations to sell itself, the reported closing prices of the Blount class A common stock and the Blount class B common stock on the New York Stock Exchange were $29.50 per share and $27.38 per share, respectively.

     On April 16, 1999, the last full trading day prior to the public announcement by Blount of the merger agreement, the reported closing prices of the Blount class A common stock and the Blount class B common stock on the New York Stock Exchange were $27.69 per share and $27.25 per share, respectively.

     On July 9, 1999, the most recent practicable date prior to the printing of this proxy statement-prospectus, the reported closing price of the Blount class A common stock on the New York Stock Exchange was $27 per share and the reported closing price of the Blount class B common stock on the New York Stock Exchange on June 22, 1999, the most recent date of trading of the Blount class B common stock, was $27.81 per share.

     Blount's ability to pay dividends depends upon limitations under applicable law and other factors your board of directors considers relevant, including results of operations, financial condition and capital and surplus requirements. New Blount is not expected to pay dividends on the New Blount common stock following the merger. The agreements relating to the financing of the merger are expected to contain covenants prohibiting New Blount from paying dividends.
-------------------------

(1) The following information had been adjusted to take account of a two for one stock split effected on December 8, 1997.

           SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL DATA

     The following selected historical condensed consolidated financial data of Blount for the years ended December 31, 1998 and 1997, for the ten months ended December 31, 1996, and for the years ended the last day of February of 1996 and 1995, are derived from the consolidated financial statements of Blount for such years and period which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected historical condensed consolidated financial data for the twelve months ended December 31, 1996 and for the three months ended March 31, 1999 and 1998 are derived from unaudited consolidated financial statements of Blount and, in the opinion of management, reflect all adjustments, consisting only of normal recurring accruals, necessary to present fairly the data presented for such periods. The following information should be read in conjunction with the consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in Blount's Annual Report on Form 10-K for the year ended December 31, 1998 and the Quarterly Report on Form 10-Q for the period ended March 31, 1999, both of which are incorporated by reference in this proxy statement-prospectus.

                                                                                                      FOR THE 12 MONTHS
                             FOR THE 3 MONTHS                                                               ENDED
                                   ENDED               FOR THE 12 MONTHS ENDED           FOR THE       THE LAST DAY OF
                                 MARCH 31,                   DECEMBER 31,               10 MONTHS         FEBRUARY,
                            -------------------   ----------------------------------      ENDED      -------------------
                              1999       1998       1998       1997        1996(1)     12/31/96(1)     1996       1995
                            --------   --------   --------   ---------   -----------   -----------   --------   --------
                                (UNAUDITED)                              (UNAUDITED)
                                                     (amounts in thousands, except share data)
STATEMENTS OF INCOME DATA:
  Sales...................  $185,103   $199,734   $831,930   $ 716,942    $649,312      $526,644     $644,301   $588,419
  Cost of sales(2)........   131,524    139,229    573,658     482,934     426,890       346,484      427,322    390,818
  Selling, general and
    administrative
    expenses(2)...........    34,960     35,565    143,703     134,632     130,006       105,200      126,508    121,051
  Infrequent or
    non-recurring
    items:(2)
    Strategic review costs
      (merger expenses)...       650                   334
    Plant closing expenses
      and organizational
      consolidation
      costs...............       637                   575
    Non-cash charitable
      contributions.......     1,495                    --
  Income from
    operations............    15,837     24,940    113,660      99,376      92,416        74,960       90,471     76,550
  Interest expense, net...    (2,881)    (2,653)   (11,774)     (7,010)     (7,479)       (5,631)      (7,349)    (8,470)
  Income from continuing
    operations before
    income taxes and
    extraordinary loss....    12,907     22,287    102,218      93,661      85,388        69,600       83,676     67,384
  Income from continuing
    operations before
    extraordinary loss....     8,843     13,707     63,276      59,125      53,794        44,006       53,555     40,731
  Net income..............     8,843     13,707     61,292      59,125      55,220        45,432       53,555     40,731
  Per share:
    Basic:
    Income from continuing
      operations before
      extraordinary
      loss................      0.24       0.37       1.69        1.57        1.40          1.14         1.41       1.08
    Net income............      0.24       0.37       1.64        1.57        1.44          1.18         1.41       1.08
    Diluted:
    Income from continuing
      operations before
      extraordinary
      loss................      0.23       0.36       1.65        1.53        1.38          1.13         1.38       1.05
    Net income............      0.23       0.36       1.60        1.53        1.41          1.16         1.38       1.05
  Cash dividends declared
    per common share:
  Class A.................     0.071      0.071      0.285       0.261       0.228         0.228        0.198      0.173
  Class B.................     0.067      0.067      0.268       0.244       0.212         0.212        0.181      0.156

                                                                                                      FOR THE 12 MONTHS
                             FOR THE 3 MONTHS                                                               ENDED
                                   ENDED               FOR THE 12 MONTHS ENDED           FOR THE       THE LAST DAY OF
                                 MARCH 31,                   DECEMBER 31,               10 MONTHS         FEBRUARY,
                            -------------------   ----------------------------------      ENDED      -------------------
                              1999       1998       1998       1997        1996(1)     12/31/96(1)     1996       1995
                            --------   --------   --------   ---------   -----------   -----------   --------   --------
                                (UNAUDITED)                              (UNAUDITED)
                                                     (amounts in thousands, except share data)
OTHER DATA:
  EBITDA(3)...............  $ 23,467   $ 32,270   $143,954   $ 125,404    $115,823      $ 94,259     $112,886   $ 98,351
  Net cash provided by
    (used in) operating
    activities............   (26,139)    (1,085)    88,843      80,275      87,526        83,196       40,226     34,674
  Net cash used in
    investing
    activities............    (2,856)    (6,058)   (37,159)   (149,390)    (19,301)      (16,842)     (50,875)   (16,989)
  Net cash provided by
    (used in) financing
    activities............    (2,530)     6,609    (11,425)     15,255     (22,054)      (22,236)     (18,151)   (28,383)
  Depreciation and
    amortization..........     8,042      7,396     30,938      24,995      23,261        19,248       22,181     22,949
  Property, plant and
    equipment
    additions(4)..........     2,896      6,089     21,685      78,435      21,337        18,698       19,281     14,822
  Ratio of long-term debt
    to total
    capitalization(5).....      31.0%      29.9%      31.3%       30.5%       22.5%         22.5%        27.3%      32.1%
BALANCE SHEET DATA (AT END
  OF APPLICABLE PERIOD):
  Working capital.........  $245,879   $185,739   $232,050    $171,081    $166,214      $166,214     $136,161   $123,296
  Total assets............   671,936    664,899    668,783     637,811     533,839       533,839      546,486    520,792
  Short-term notes and
    current maturities of
    long-term debt........       619      7,720        689       1,464       1,250         1,250       11,692      7,791
  Long-term debt (less
    current maturities)...   161,650    140,426    161,604     138,837      84,592        84,592       95,920     98,254
  Stockholders' equity....   360,534    328,533    354,614     316,088     290,766       290,766      254,998    207,714

-------------------------
(1) In April 1996, Blount changed its fiscal year from one ending on the last day of February to one ending on December 31. Unaudited financial data for the twelve months ended December 31, 1996 is presented in the table above for comparative purposes.
(2) Certain items have been reclassified for presentation purposes.
(3) EBITDA represents income from continuing operations before income taxes and extraordinary loss, interest expense, interest income, depreciation and amortization (excluding amortization charged to interest expense). EBITDA should not be considered as an alternative to, or more meaningful than, (a) operating income, as determined in accordance with generally accepted accounting principles, as an indicator of operating performance or (b) cash flows from operating, financing or investing activities, as determined in accordance with generally accepted accounting principles, as a measure of liquidity. EBITDA is presented as additional information because management believes it is a useful indicator of the ability to meet debt service and because it is expected that certain debt covenants of New Blount will utilize EBITDA to measure compliance with such covenants.
    Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to similarly titled measures of other companies.

     The following table shows all adjustments between income from continuing operations before extraordinary loss and EBITDA:

 RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY LOSS
                                   TO EBITDA
                             (AMOUNTS IN THOUSANDS)

                                                                                             FOR THE 12 MONTHS
                                                                                                   ENDED
                          FOR THE 3 MONTHS       FOR THE 12 MONTHS ENDED         FOR THE      THE LAST DAY OF
                           ENDED MARCH 31,             DECEMBER 31,             10 MONTHS        FEBRUARY,
                          -----------------   ------------------------------      ENDED      ------------------
                           1999      1998       1998       1997     1996(1)    12/31/96(1)     1996      1995
                          -------   -------   --------   --------   --------   -----------   --------   -------
  Income from continuing
    operations before
    extraordinary
    loss................  $ 8,843   $13,707   $ 63,276   $ 59,125   $ 53,794     $44,006     $ 53,555   $40,731
  Provision for income
    taxes...............    4,064     8,580     38,942     34,536     31,594      25,594       30,121    26,653
  Depreciation and
    amortization
    (excluding
    amortization charged
    to interest
    expense)............    7,679     7,330     29,962     24,733     22,956      19,028       21,861    22,497
  Interest expense......    3,510     3,031     14,323      9,511      9,868       7,931       10,793    11,078
  Interest income.......     (629)     (378)    (2,549)    (2,501)    (2,389)     (2,300)      (3,444)   (2,608)
                          -------   -------   --------   --------   --------     -------     --------   -------
  EBITDA................  $23,467   $32,270   $143,954   $125,404   $115,823     $94,259     $112,886   $98,351
                          =======   =======   ========   ========   ========     =======     ========   =======

(4) Includes property, plant and equipment of acquired companies at date of purchase of $59.8 million in the twelve months ended December 31, 1997 and $0.6 million and $5.0 million in the twelve months ended the last day of February 1996 and 1995, respectively.
(5) Total capitalization is defined as the sum of long-term debt (excluding current maturities) and stockholders' equity.

            SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                                  (UNAUDITED)

     The following table sets forth selected pro forma condensed consolidated financial data of Blount which have been derived by the application of pro forma adjustments to Blount's historical audited and unaudited consolidated financial statements incorporated by reference in this proxy statement-prospectus. The pro forma financial statements have been prepared giving effect to the merger and the merger financings, accounting for the merger as a recapitalization under generally accepted accounting principles and giving effect to the other adjustments described in the notes accompanying the pro forma financial statements found on pages 72 and 76. Accordingly, the historical basis of Blount's assets and liabilities has not been impacted by the merger and related transactions.

     The pro forma condensed consolidated balance sheet gives effect to the merger, the recapitalization and related transactions as of March 31, 1999. The pro forma condensed consolidated statements of income give effect to the merger, the recapitalization and related transactions as if such transactions were completed as of the beginning of 1998. You should not consider the pro forma condensed consolidated financial data indicative of actual results that would have been achieved had the merger and related transactions been completed on the dates indicated. The pro forma condensed consolidated financial data do not purport to indicate balance sheet data or results of operations as of any future date or for any future period.

     You should read this data in conjunction with Blount's historical financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," incorporated in this proxy statement- prospectus by reference. See "Where You Can Find More Information" on page 96.

                                                              THREE MONTHS ENDED       YEAR ENDED
                                                                MARCH 31, 1999      DECEMBER 31, 1998
                                                              ------------------    -----------------
                                                                      (amounts in thousands,
                                                                        except share data)
CONDENSED CONSOLIDATED STATEMENTS OF INCOME:
Sales.......................................................     $   185,103           $   831,930
Cost of sales...............................................         131,524               573,658
                                                                 -----------           -----------
Gross profit................................................          53,579               258,272
Selling, general and administrative expenses................          34,715               142,243
Infrequent or non-recurring items:
  Non-cash charitable contributions.........................           1,495                    --
  Plant closing expenses and organizational consolidation
    costs...................................................             637                   575
                                                                 -----------           -----------
Income from operations......................................          16,732               115,454
Interest expense............................................         (21,963)              (87,918)
Other income (expense), net.................................             (49)                  332
                                                                 -----------           -----------
Income (loss) before income taxes and extraordinary loss....          (5,280)               27,868
Provision (benefit) for income taxes........................          (3,094)               10,562
                                                                 -----------           -----------
Income (loss) before extraordinary loss.....................     $    (2,186)          $    17,306
                                                                 ===========           ===========
Earnings per share before extraordinary loss:
  Basic.....................................................     $     (0.07)          $      0.56
                                                                 ===========           ===========
  Diluted...................................................     $     (0.07)          $      0.56
                                                                 ===========           ===========
Shares for EPS calculation
  Basic.....................................................      30,800,000            30,800,000
  Diluted...................................................      30,800,000            30,800,000
EBITDA......................................................     $    24,362           $   145,748
CONDENSED BALANCE SHEET DATA (AT MARCH 31, 1999):
Working capital.............................................     $   229,168
Total assets................................................         708,634
Total debt..................................................         898,347
Stockholders' deficit.......................................        (338,846)

                RESULTS OF OPERATIONS FOR THE FIRST HALF OF 1999

     For the first half of 1999, net income was $17.7 million as compared to $27.5 million for the first half of 1998, representing a decrease of 36%. Each of our outdoor products and sporting equipment segments achieved record performances in sales and operating income. Outdoor products' operating income of $35.7 million was 8% higher as compared to the first half of 1998 and sporting equipment's operating income improved 62% as compared to the first half of 1998 on a 15% increase in sales. However, our industrial power equipment segment continues to experience a very difficult marketplace, particularly in its primary market, the southeast United States. This segment's sales are impacted by the price of pulp which dropped 23% from an average of $598 per ton in the fourth quarter of 1997 to an average of $460 per ton in the first quarter of 1999. The average price of pulp in the second quarter was $500 per ton, an increase of 9% from the first quarter. The effects of lower production levels and related temporary plant closings and $1.9 million costs incurred for the permanent closure of two facilities which will be completed during the third quarter, together with the need to offer discounts in response to competitive pressures within the marketplace, resulted in an operating loss of $5.0 million compared to record operating income the prior year of $18.5 million. In response to these conditions, manpower has been reduced 37% from the year earlier period and actions, including production facilities' consolidations and realignment, have been taken to address costs in all areas. With recent pulp price increases, low pulp inventory levels, increased demand for pulp and pulp products from the recovering economies of Southeast Asia and our improved order backlog, a recovery in the forestry equipment marketplace may have begun, although the extent and timing of any recovery is highly uncertain. See "Risk
Factors -- Slowdowns in Forestry Industry Negatively Affect Sales Levels for Our Industrial and Power Equipment Segment" on page 19.

     For the first six months of 1999, $2.3 million of merger costs were incurred. The table below presents selected condensed consolidated financial data for the six months ended and as of June 30, 1999 and 1998 (amounts in millions):

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
Sales by segment
Outdoor Products............................................  $160.5    $158.4
Sporting Equipment..........................................   141.5     123.2
Industrial Power Equipment..................................    66.3     123.2
                                                              ------    ------
                                                              $368.3    $404.8
                                                              ======    ======
Operating income (loss) by segment
Outdoor Products............................................  $ 35.7    $ 33.2
Sporting Equipment..........................................    15.1       9.4
Industrial and Power Equipment..............................    (5.0)     18.5
                                                              ------    ------
                                                              $ 45.8    $ 61.1
                                                              ======    ======
Income from continuing operations before income taxes
  and extraordinary loss....................................  $ 27.4    $ 44.7
Net income..................................................    17.7      27.5
Total assets................................................   688.9     731.6

                                  RISK FACTORS

     You should carefully consider the following factors, together with the other information contained in this proxy statement-prospectus, before determining whether to vote to adopt the merger agreement or make an election to receive shares of New Blount. If any of the following risks actually occur, our business, financial condition or results of operations could be seriously harmed. If that happens, the value of New Blount common stock could decline, and you may lose all or part of your investment.

WE WILL BE SUBSTANTIALLY LEVERAGED WHICH MAY RESTRICT OUR OPERATIONS AND ABILITY TO OBTAIN ADDITIONAL FINANCING -- PAYMENTS ON INDEBTEDNESS WILL REQUIRE A SUBSTANTIAL PORTION OF OUR CASH FLOW AND WILL HAVE A NEGATIVE EFFECT ON OUR NET INCOME

     As of March 31, 1999, after giving pro forma effect to the merger, the recapitalization and the merger financing, New Blount would have had approximately $1,047.5 million of total liabilities, $898.3 million of total debt and a stockholders' deficit of $338.8 million. This substantial leverage may have important consequences for New Blount, including the following:

     - our ability to obtain additional financing for working capital, capital expenditures or other purposes may be impaired or that kind of financing may not be on terms favorable to us;

     - a substantial portion of our cash flow available from operations will be dedicated to the payment of principal and interest expense, which will reduce the funds that would otherwise be available to us for operations and future business opportunities;

     - a substantial decrease in net operating income and cash flows or an increase in expenses may make it difficult for us to meet our debt service requirements or force us to modify our operations; and

     - our substantial leverage may make us more vulnerable to economic downturns and competitive pressure.

     In addition, substantial leverage will have a negative effect on our net income. Pro forma income before extraordinary loss for the 1998 fiscal year would have been $17.3 million as compared to $63.3 million for the same period on a historical basis, and pro forma interest expense for the 1998 fiscal year would have been approximately $87.9 million compared to $14.3 million for the same period on a historical basis.

     The definitive terms of the merger financing have not been finalized. However, based on commitment letters Red Dog Acquisition has received from Lehman Brothers, Inc. and Lehman Brothers Commercial Paper, Inc., we expect that these terms will include significant operating and financial restrictions, such as limits on our ability to incur indebtedness, create liens, sell assets, engage in mergers or consolidations, make investments and pay dividends. The merger financing could be completed on terms and conditions materially different from those contained in the commitment letters. See "The Merger -- Merger Financings" on page 63.

STOCKHOLDERS OTHER THAN LEHMAN BROTHERS MERCHANT BANKING PARTNERS WILL HAVE LITTLE OR NO INFLUENCE AFTER THE MERGER

     Lehman Brothers Merchant Banking Partners and its affiliated co-investors will own approximately 87.1% of the outstanding shares of New Blount after the merger. Lehman

Brothers Merchant Banking Partners and its affiliated co-investors will have the power to control the direction and policies of New Blount, the election of all of the directors and the outcome of any matter requiring stockholder approval, including adopting amendments to New Blount's certificate of incorporation and approving mergers or sales of all or substantially all of New Blount's assets. The directors elected by Lehman Brothers Merchant Banking Partners and its affiliated co-investors will have the authority to make decisions affecting the appointment of new management and the capital structure of New Blount, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. Stockholders other than Lehman Brothers Merchant Banking Partners and its affiliated co-investors will have little or no influence on decisions regarding such matters.

     In addition, the existence of a controlling stockholder of New Blount may have the effect of making it virtually impossible for a third party to acquire, or of discouraging a third party from seeking to acquire, New Blount without the consent of Lehman Brothers Merchant Banking Partners and its affiliated co-investors. A third party would be required to negotiate any such transaction with Lehman Brothers Merchant Banking Partners and its affiliated co-investors and the interests of such persons may be different from the interests of other New Blount stockholders.

WE DO NOT EXPECT TO PAY DIVIDENDS

     We do not expect that New Blount will pay dividends to stockholders following the merger. New Blount will be substantially leveraged. The agreements governing the terms of the merger financing will contain covenants prohibiting the payment of dividends by New Blount. In addition, it is likely that New Blount will use any retained earnings for the payment of principal and interest expense on its indebtedness, for working capital and to finance strategic plans, and not to pay dividends.

LOSS OF LIQUIDITY MAY MAKE IT DIFFICULT FOR YOU TO SELL SHARES AND COULD RESULT IN INCREASED VOLATILITY OF MARKET PRICES

     Following the completion of the merger, in comparison to shares of Blount common stock prior to the merger, there will be a substantial decrease in the number of shares of New Blount common stock which are held publicly because Lehman Brothers Merchant Banking Partners and its affiliated co-investors will own approximately 87.1% of the outstanding shares. This is expected to result in a substantial decrease in liquidity of New Blount common stock, which may make it more difficult for holders of New Blount common stock to sell their shares. Although New Blount common stock is expected to be listed on the New York Stock Exchange for at least three years, we expect that the volume of New Blount shares traded following the merger will be substantially smaller than the trading volume of Blount common stock prior to the merger.

     The market price of Blount common stock has fluctuated widely in the past and the reduction in the number of publicly held shares after the merger could contribute to continued or increased fluctuations in the market price of New Blount common stock in the future.

ISSUANCE OF STOCK OPTIONS TO MANAGEMENT MAY DILUTE YOUR NEW BLOUNT STOCKHOLDING

     Following the merger, New Blount will grant to senior management of New Blount options to purchase shares of New Blount common stock representing an aggregate of approximately 8% of New Blount's initially fully diluted common stock. These new options will vest in general over a five year period. In addition, New Blount may from time to time issue additional options with similar vesting schedules. As these options vest and are exercised, the number of shares of New Blount common stock outstanding will increase and the interest of the stockholders receiving New Blount common stock from the merger will be diluted. See "The Merger -- Interests of Some Persons in the Merger; Conflicts of Interest" on page 58.

AS A RESULT OF PRORATION, YOU MAY NOT RECEIVE THE TYPE OF CONSIDERATION YOU WANT AND CASH PAYMENTS COULD BE TREATED AS DIVIDENDS
INSTEAD OF CAPITAL GAINS

     The right of holders of Blount common stock to elect to receive either two shares of New Blount common stock or $30 in cash for each of their shares is subject to the proration procedures described in the merger agreement. If the merger is completed, you will not necessarily receive exactly the type of consideration specified in your election. See "The Merger -- Merger Consideration" on page 50 for a description of the proration procedures.

     If, as a result of the proration procedures, you receive some cash for a portion of your Blount common stock, you may have dividend treatment (rather than the more favorable capital gain treatment) for such cash received. See "The Merger -- Material Federal Income Tax Consequences" on page 65 for a more detailed discussion of the tax consequences of receiving cash.

WE MAY HAVE LIABILITIES RELATED TO LITIGATION MATTERS WHICH COULD ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION

     The historical business operations of Blount have resulted in a number of various litigation matters, including litigation involving alleged personal injury or death as a result of design or manufacturing defects of Blount's products. It is difficult to predict, however, the amount and type of litigation that Blount will have in the future. Future litigation could include litigation related to Blount's sale of ammunition products for firearms. Future litigation and insurance and other related costs could result in future liabilities that are significant and could be material.

ANY LOSS OF A FEW KEY CUSTOMERS AND SUPPLIERS WOULD
SUBSTANTIALLY DECREASE OUR SALES

     In 1998, approximately 16% of the sales by the outdoor products segment were to one customer, 20% of the sales of the sporting equipment segment were to one customer and 27% of the sales of the industrial and power equipment segment were to two customers. The loss of any of these customers would most likely substantially decrease Blount's sales.

     Each of Blount's business segments purchases some important materials from a limited number of suppliers that meet quality criteria. Blount does not generally operate under long-term written supply contracts with its suppliers. The sudden elimination of certain suppliers could result in manufacturing delays, a reduction in product quality and a possible loss of sales in the near term.

REGULATION OF FIREARM AMMUNITION COULD RESTRICT OUR MANUFACTURE
AND SALE OF AMMUNITION OR DECREASE DEMAND FOR AMMUNITION
RESULTING IN LOWER SALES LEVELS

     Bills have been introduced in Congress in the past several years that would restrict or result in decreased levels of manufacturing and sales of handgun ammunition, including bills to regulate or prohibit the manufacture, importation and sale of some ammunition or to impose increased or new taxes on handgun ammunition. If enacted, these bills would restrict Blount from manufacturing or selling some types of ammunition or result in increased ammunition prices discouraging consumers from purchasing Blount's handgun ammunition. In addition, some states have enacted, and others are considering, legislation restricting or prohibiting the ownership, use or sale of some categories of firearms and ammunition. Regulatory proposals, even if never enacted, may result in decreased firearms or ammunition sales as a result of consumer perceptions.

SLOWDOWNS IN FORESTRY INDUSTRY NEGATIVELY AFFECT SALES LEVELS FOR OUR INDUSTRIAL AND POWER EQUIPMENT SEGMENT

     The results of operations of Blount's industrial and power equipment segment are closely linked to the strength of the forestry industry. In the past, the strength of the forestry industry has been cyclical, experiencing recurring periods of economic growth and slowdown which, correspondingly, have impacted the amount of Blount's industrial and power equipment segment sales and caused the amounts of the sales to vary significantly. The forestry industry is currently experiencing a slowdown, and this slowdown has resulted in lower sales for Blount's industrial and power equipment segment. If this slowdown continues, it would be difficult for this segment to achieve historical or projected levels of sales and sales growth. See "Summary -- Results of Operations For the First Half of 1999" on page 15.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     Blount makes forward-looking statements in this proxy statement-prospectus and in the Blount public documents to which we have referred you. These forward-looking statements are subject to risks and uncertainties and there can be no assurance that these statements will prove to be correct. Forward looking statements include some of the statements described under "Summary -- Selected Pro Forma Condensed Consolidated Financial Data (Unaudited)," "Risk
Factors -- We Will Be Substantially Leveraged Which May Restrict Our Operations and Ability to Obtain Additional Financing -- Payments on Indebtedness Will Require a Substantial Portion of Our Cash Flow and Will Have a Negative Effect on Our Net Income," "Information About Blount -- Financial Projections," "The Merger -- Merger Financings" and "Pro Forma Condensed Consolidated Financial Statements (Unaudited)." In addition, when we use any of the words "believes," "expects," "anticipates," "plans," "intends," "hopes," "will" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of New Blount after the merger. This could cause results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks when you vote on the merger agreement.

                              THE SPECIAL MEETING

GENERAL

     This proxy statement-prospectus is accompanied by the Notice of Special Meeting, a form of non-cash election and a form of proxy that is solicited by the Blount board of directors for use at the special meeting of Blount stockholders to be held on August 18, 1999, at 10:00 a.m. local time, at Blount's office located at 4520 Executive Park Drive, Montgomery, Alabama 36116 and at any adjournments or postponements thereof.

MATTERS TO BE CONSIDERED

     At the special meeting, Blount stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement.

     If the merger agreement is adopted, we anticipate that the merger will occur as promptly as practicable after the Blount special meeting. You may also be asked to vote upon a proposal to adjourn or postpone the Blount special meeting.

PROXIES

     If you are a Blount stockholder, you may use the accompanying proxy if you are unable to attend the special meeting in person or wish to have your shares voted by proxy even if you do attend the special meeting. You may revoke any proxy given by you in accordance with this solicitation by delivering to D. Joseph McInnes, the Secretary of Blount, prior to or at the special meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date or by attending the special meeting and voting in person. However, your attendance at the special meeting will not in and of itself constitute a revocation of a proxy; rather you must vote in person at the meeting to effect a revocation. You should address any written notice of revocation and other communications regarding the revocation of Blount proxies to the Secretary of Blount at 4520 Executive Park Drive, Montgomery, Alabama 36116. In all cases, the latest dated proxy revokes an earlier dated proxy, regardless of which method is used to give or revoke a proxy, or if different methods are used to give and revoke a proxy. For a notice of revocation or later proxy to be valid, however, it must actually be received by Blount prior to the vote of the Blount stockholders at the special meeting. If your broker has been instructed to vote your shares, you must follow directions received from your broker in order to change your vote.

     All shares represented by valid proxies received in accordance with this solicitation and not revoked before they are exercised will be voted in the manner specified in the proxy. If you do not specify how your proxy is to be voted, it will be voted in favor of adoption of the merger agreement. The Blount board of directors is currently unaware of any other matters that may be presented for action at the special meeting. If other matters do properly come before the special meeting, however, it is intended that shares represented by proxies in the accompanying form will be voted or not voted by the persons named in the proxies, in their discretion.

SOLICITATION OF PROXIES

     The cost of soliciting the proxies from the Blount stockholders will be borne by Blount. In addition to the solicitation of proxies by mail, Blount will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of shares of Blount and secure their voting instructions, if necessary. Blount will reimburse such record holders for their reasonable out-of-pocket expenses in doing so.

FORMS OF NON-CASH ELECTION

     Blount has mailed a form for making a non-cash election with this proxy statement-prospectus to stockholders of record of Blount common stock. If you do not wish to receive shares of New Blount common stock in the merger, you should not submit the form of non-cash election, although this will not guarantee that you will not receive some shares. See "The Merger -- Merger Consideration" on page 50.

     For a form of non-cash election to be effective, you must properly complete the form of non-cash election, and send the form, together with share certificates for the shares of Blount common stock for which you have elected to receive shares of New Blount common stock, duly endorsed in blank or otherwise in a form which is acceptable for transfer on the books of Blount or by appropriate guarantee of delivery as described in the form of non-cash election, to BankBoston, N.A., Blount's exchange agent. BankBoston, N.A. must receive the completed form of non-cash election and share certificates by 5:00 p.m., Eastern time, on August 11, 1999, the fifth business day preceding the date of the special meeting.

RECORD DATE AND VOTING RIGHTS

     Record Date. The Blount board of directors has fixed July 9, 1999 as the record date for the determination of the Blount stockholders entitled to receive notice of and to vote at the special meeting. Accordingly, only Blount stockholders of record at the close of business on that date will be entitled to notice of and to vote at the special meeting.

     Quorum Requirement. The presence, in person or by proxy, of shares of Blount common stock representing a majority in total voting power of the outstanding shares of Blount common stock as of the record date is necessary to constitute a quorum at the special meeting.

     Each share of Blount class A common stock outstanding on the record date entitles its holder to 1/10 of a vote at the special meeting. Each share of Blount class B common stock outstanding on the record date entitles its holder to one vote at the special meeting.

     Vote Required and Voting Rights. Under the General Corporation Law of the State of Delaware, or the "DGCL", the adoption of the merger agreement requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Blount common stock entitled to vote on the merger agreement. Holders of class A common stock and class B common stock will vote as a single class, with holders of class A common stock receiving 1/10 of a vote per share and holders of class B common stock receiving one vote per share on the proposal to adopt the merger agreement.

     Agreement and Plan of Merger and Recapitalization. We have attached the merger agreement as Appendix A to this proxy statement-prospectus.

     Abstentions and Broker Non-Votes. Blount intends to count shares of Blount common stock present in person at the special meeting but not voting, and shares of Blount common stock for which it has received proxies but for which holders of such shares have abstained, as present at the Blount special meeting for purposes of determining the presence or absence of a quorum for the transaction of business. Brokers who hold shares of Blount common stock in "street" name for customers who are the beneficial owners of the shares are prohibited from giving a proxy to vote shares held for those customers regarding the matters to be considered and voted at the special meeting without specific instructions from those customers. Shares of Blount common stock represented by proxies returned by a broker holding shares in nominee or "street" name will be counted for purposes of determining whether a quorum exists, even if the shares are broker non-votes.

     Because adoption of the merger agreement requires the affirmative vote of a majority in voting power of the outstanding shares of Blount common stock voting as a single class, abstentions and broker non-votes will have the same effect as negative votes. Accordingly, the Blount board of directors urges Blount stockholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope.

     Unless the merger agreement is terminated in accordance with its terms, its adoption is assured since The Blount Holding Company has agreed in the stockholder agreement to vote its shares of Blount common stock, which in the aggregate represent approximately 62% in voting power of the outstanding shares of Blount common stock as of the close of business on the record date, in favor of the adoption of the merger agreement. On the record date, directors and executive officers of Blount owned or had the right to vote 6,170,532 shares of Blount class A common stock, including 2,134,164 shares which are subject to a right to acquire beneficial ownership within 60 days under Blount's existing executive option plans, and 9,758,597 shares of Blount class B common stock. These shares in total represent approximately 74% of the voting power of the outstanding shares of Blount common stock voting together as a single class of Blount. In addition to the votes to be cast in favor of adopting the merger agreement in accordance with the stockholder agreement, we expect that each director and executive officer will vote the shares of the Blount common stock beneficially owned by him or her for adoption of the merger agreement.

RECOMMENDATION OF THE BLOUNT BOARD OF DIRECTORS

     THE BLOUNT BOARD OF DIRECTORS BELIEVES THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED IN THE MERGER AGREEMENT ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE BLOUNT STOCKHOLDERS, AND RECOMMENDS THAT THE BLOUNT STOCKHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT. IN CONSIDERING THE RECOMMENDATION OF THE BLOUNT BOARD OF DIRECTORS REGARDING THE MERGER AGREEMENT, THE BLOUNT STOCKHOLDERS SHOULD BE AWARE OF THE CONFLICTS OF INTEREST THAT SOME DIRECTORS AND MEMBERS OF SENIOR MANAGEMENT OF BLOUNT HAVE IN THE MERGER. SEE "THE MERGER -- INTERESTS OF SOME PERSONS IN THE MERGER; CONFLICTS OF INTEREST" ON PAGE 58.

                            INFORMATION ABOUT BLOUNT

GENERAL

     Blount is an international manufacturing and marketing company with sales in over 100 countries and operations in three business segments: outdoor products, sporting equipment, and industrial and power equipment. Blount was founded in 1946 as a general construction company. In 1994, the construction business was discontinued.

OUTDOOR PRODUCTS

     Blount's outdoor products segment is comprised of the Oregon Cutting Systems Division, or "Oregon", Dixon Industries, Inc., or "Dixon" and Frederick Manufacturing Corporation, or "Frederick".

     Oregon, headquartered in Portland, Oregon, produces a wide variety of cutting chain, chain saw guide bars, cutting chain drive sprockets and maintenance tools for use primarily on portable gasoline and electric chain saws, and mechanical timber harvesting equipment.

     Dixon, located in Coffeyville, Kansas, was acquired in 1990 and has manufactured zero turning radius lawn mowers and related attachments since 1974. Dixon pioneered the development of zero turning radius lawn mowers and is the only manufacturer to offer a full line of zero turning radius lawn mowers for both homeowner and commercial applications.

     Frederick, located in Kansas City, Missouri, was acquired in January 1997. Frederick is a well-known and highly respected manufacturer that supplies quality Silver Streak(TM) brand accessories for lawn mowers and other outdoor products. Frederick fits well into Blount's operations and is provided international sales opportunities through Oregon's worldwide distribution outlets.

SPORTING EQUIPMENT

     On November 4, 1997, Blount acquired the Federal Cartridge Company, or "Federal". Federal manufactures and markets shotshell, centerfire and rimfire cartridges, ammunition components and clay targets.

     Blount's other sporting equipment segment operations manufacture small arms ammunition, reloading equipment, primers, gun care products and accessories, and distribute imported sports optical products. Blount believes that it is a market leader in the domestic gun care and ammunition reloading markets with high levels of brand name recognition in each of these areas. Blount believes that the sporting equipment segment is also a world leader in the production of industrial powerloads which are used in the construction industry to drive fastening pins into metal or concrete.

     These products are distributed throughout the United States through a network of distributors and directly to large retail chains, the U.S. government and federal, state, local and international law enforcement agencies.

     Blount's sporting equipment segment has manufacturing facilities in Lewiston, Idaho; Anoka, Minnesota; Oroville, California; Onalaska, Wisconsin; and Richmond, Indiana.

INDUSTRIAL AND POWER EQUIPMENT

     Blount's industrial and power equipment segment manufactures equipment for the timber harvesting industry and for industrial use, industrial tractors for land and utility right-of-way clearing, and components for the gear industry. Major users of these products include logging contractors, harvesters, land reclamation companies, utility contractors, building materials distributors, scrap yard operators and original equipment manufacturers of hydraulic equipment.

     Blount believes that it is a world leader in the manufacture of hydraulic timber harvesting equipment, which includes a line of truck-mounted, trailer-mounted, stationary-mounted and self-propelled loaders and crawler feller bunchers (tractors with hydraulic attachments for felling timber) under the Prentice(R) brand name; a line of rubber-tired feller bunchers and related attachments under the Hydro-Ax(R) brand name; and a line of delimbers, slashers and firewood processors under the CTR(R) brand name.

     Blount sells its timber harvesting products through a network of approximately 250 dealers in over 400 locations in the United States and currently has an additional 20 offshore dealers, primarily in the timber harvesting regions of South America and Southeast Asia. Gear Products, Inc. sells its products to over 350 original equipment manufacturers servicing the utility, construction, forestry and marine industries.

     Blount's industrial and power equipment segment has manufacturing facilities in Owatonna, Minnesota; Prentice and Spencer, Wisconsin; Tulsa, Oklahoma; and Zebulon and Union Grove, North Carolina.

MANAGEMENT AND ADDITIONAL INFORMATION

     Information relating to executive compensation, various benefits plans, including Blount's stock option plans, certain relationships and related transactions and other related matters as to Blount is provided in the Blount Annual Report on Form 10-K for the year ended December 31, 1998 and Blount's Proxy Statement for Annual Meeting, filed on March 10, 1999, both of which are incorporated by reference in this proxy statement-prospectus. See "Where You Can Find More Information" on page 96.

FINANCIAL PROJECTIONS

     Blount provided The Beacon Group in April, 1999, in connection with its analyses described below under "The Merger -- Fairness Opinion of Financial Advisor" on page 39, with some non-public financial projections for Blount prepared by its management. Blount also provided these projections to the potential acquirors described under "The Merger -- Background of the Merger" on page 26, including Lehman Brothers Merchant Banking Partners, in connection with their evaluation of potential transactions with Blount. The material portions of these projections are set forth below:

                                                PROJECTED FISCAL YEAR
                                      ------------------------------------------
                                      1999    2000     2001      2002      2003
                                      ----    ----    ------    ------    ------
                                                (amounts in millions)
Sales...............................  $859    $984    $1,045    $1,110    $1,178
Gross profit........................   267     337       363       390       418
Selling, general and administrative
  expense...........................   137     151       158       164       171
Income from operations..............   130     186       205       226       247
Net income..........................    73     109       124       140       157

     BLOUNT DOES NOT USUALLY PUBLICLY DISCLOSE PROJECTIONS OF FUTURE REVENUES, EARNINGS OR OTHER FINANCIAL INFORMATION. WE ARE NOT INCLUDING THESE PROJECTIONS IN THIS PROXY STATEMENT-PROSPECTUS TO INFLUENCE YOUR VOTE WITH RESPECT TO THE MERGER AGREEMENT. OUR PROJECTIONS WERE BASED UPON A VARIETY OF ASSUMPTIONS, INCLUDING OUR ABILITY TO ACHIEVE STRATEGIC GOALS, OBJECTIVES AND TARGETS OVER THE APPLICABLE PERIODS. THESE ASSUMPTIONS ALSO INCLUDED THE ACHIEVEMENT OF SIGNIFICANT COST SAVINGS AND AN IMPROVEMENT IN THE RESULTS OF OPERATIONS OF THE INDUSTRIAL AND POWER EQUIPMENT SEGMENT. ASSUMED COST SAVINGS FOR 1999 TOTALLED APPROXIMATELY $19 MILLION, INCREASING TO AN AGGREGATE OF $30 MILLION FOR 1999 AND 2000 AND AN AGGREGATE OF $33 MILLION FOR THE FIVE-YEAR PERIOD OF 1999 TO 2003. ALL OF THESE ASSUMPTIONS INVOLVE JUDGMENTS REGARDING, AMONG OTHER THINGS, FUTURE ECONOMIC, COMPETITIVE AND REGULATORY CONDITIONS, FINANCIAL MARKET CONDITIONS AND FUTURE BUSINESS DECISIONS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND OUR CONTROL OR, AFTER THE MERGER, NEW BLOUNT'S CONTROL. AS PART OF BLOUNT'S ONGOING REVIEW OF CURRENT BUSINESS CONDITIONS, AND PARTICULARLY IN LIGHT OF THE WORSE THAN EXPECTED MARKETPLACE EXPERIENCED DURING THE FIRST HALF OF 1999 IN FORESTRY HARVESTING EQUIPMENT, WE HAVE REVISED OUR 1999 FINANCIAL PROJECTIONS. WE HAVE LOWERED OUR 1999 PROJECTIONS FOR SALES TO APPROXIMATELY $811 MILLION, INCOME FROM OPERATIONS TO $101 MILLION AND NET INCOME TO $55 MILLION (EXCLUDING FROM INCOME FROM OPERATIONS AND NET INCOME MERGER COSTS AND PLANT CLOSING COSTS, EXCEPT FOR THOSE INCURRED IN THE FIRST QUARTER). WHILE A RECOVERY IN THE FORESTRY EQUIPMENT MARKETPLACE MAY HAVE BEGUN, SUPPORTED BY RECENT PRICE INCREASES FOR PULP AND LUMBER, THE EXTENT AND TIMING OF ANY RECOVERY IS HIGHLY UNCERTAIN. OUR ABILITY TO ACHIEVE OUR REVISED 1999 FINANCIAL PROJECTIONS REMAINS DEPENDENT UPON, AMONG OTHER FACTORS, A MARKET RECOVERY IN FORESTRY EQUIPMENT. SEE "RISK FACTORS -- SLOWDOWNS IN FORESTRY INDUSTRY NEGATIVELY AFFECT SALES LEVELS FOR OUR INDUSTRIAL AND POWER EQUIPMENT SEGMENT" ON PAGE 19 AND
"SUMMARY -- RESULTS OF OPERATIONS FOR THE FIRST HALF OF 1999" ON PAGE 15. BLOUNT'S PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE, FOR USE IN THIS PROXY STATEMENT-PROSPECTUS OR IN COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION, NOR WERE THEY PREPARED IN ACCORDANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS FOR PREPARATION AND PRESENTATION OF FINANCIAL PROJECTIONS. PRICEWATERHOUSECOOPERS LLP, BLOUNT'S ACCOUNTANTS, HAS NOT EXAMINED, COMPILED OR APPLIED ANY PROCEDURES TO THESE PROJECTIONS AND ASSUMES NO RESPONSIBILITY FOR THEM OR THEIR ACHIEVABILITY. IN ADDITION, NONE OF LEHMAN BROTHERS MERCHANT BANKING PARTNERS, RED DOG ACQUISITION, THE BEACON GROUP OR THEIR RESPECTIVE AFFILIATES ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF ANY OF THE PROJECTIONS. THE INCLUSION OF THESE PROJECTIONS SHOULD NOT BE REGARDED AS AN INDICATION THAT BLOUNT OR ANY OTHER PERSON WHO RECEIVED SUCH INFORMATION CONSIDERS IT AN ACCURATE PREDICTION OF FUTURE EVENTS. NEITHER BLOUNT NOR NEW BLOUNT WILL UPDATE, REVISE OR CORRECT THESE PROJECTIONS IF THEY BECOME INACCURATE, EVEN IN THE SHORT TERM. IN THE PAST, WE HAVE MADE PROJECTIONS WHICH WE DID NOT ACHIEVE. SEE "RISK FACTORS" ON PAGE 16.

                                   THE MERGER

     The following summary of the material terms and provisions of the merger agreement is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in this proxy statement-prospectus and, with the exception of certain schedules and exhibits, is attached as Appendix A to this proxy statement-prospectus.

BACKGROUND OF THE MERGER

     The Blount board has from time to time evaluated various alternatives for Blount to enhance stockholder value, including strategic acquisitions and alliances and operating, administrative and financial measures. In addition, Blount's senior management and the board periodically discuss these efforts with Blount's controlling stockholder, Winton M. Blount, the founder of Blount and the Chairman of the board. As part of these efforts and with a view to exploring an orderly transition for all Blount stockholders in light of potential change of control issues raised by Mr. Blount's age, John M. Panettiere, the chief executive officer and president of Blount, under the direction of the executive committee of the board, contacted representatives of The Beacon Group in August 1998 concerning the evaluation of various strategies, including possible business combinations. To this end, Mr. Panettiere and other members of the executive committee met with representatives of The Beacon Group on August 26, 1998.

     Representatives of The Beacon Group were subsequently invited to attend a meeting of the executive committee of the board held on September 24 and 25, 1998. The members of the executive committee consist of Mr. Blount, Samuel R. Blount, R. Eugene Cartledge, H. Corbin Day and Mr. Panettiere. At this meeting, the executive committee and representatives of The Beacon Group assessed Blount's current market valuation and stock price and discussed in various detail alternatives for enhancing stockholder value, including possible business combinations. Representatives of The Beacon Group also outlined a possible approach for soliciting proposals from potentially interested parties designed to elicit the most attractive transaction if the board decided to explore a business combination for Blount. In addition, representatives of The Beacon Group reviewed potential candidates, both strategic and financial, which it had identified as possible acquirors of either all of Blount or certain of its three business segments.

     At a meeting of the executive committee of the board held on October 23, 1998, with representatives of The Beacon Group and Simpson Thacher & Bartlett, Blount's special outside legal counsel, participating by telephone conference call, the executive committee discussed the desirability of engaging The Beacon Group to explore strategic alternatives. In this meeting, representatives of The Beacon Group reviewed with the executive committee recent stock market fluctuations and other considerations affecting the mergers and acquisitions market generally and discussed with the executive committee various other issues regarding the advisability of Blount exploring strategic alternatives at that time. These discussions included Blount's financial performance, the manner in which The Beacon Group would organize a process that would elicit interest in acquiring Blount or any of its three business segments or other alternative proposals, the timing for pursuing a transaction and the relationship of the Blount common stock price to the acquisition valuation of Blount. After lengthy discussion, the executive committee agreed to meet again on October 25, 1998 to continue this discussion.

     At its October 25, 1998 meeting, the executive committee reviewed its deliberations of October 23, 1998 and agreed to recommend to the full board at its meeting on

October 26, 1998 that the board approve a resolution authorizing the retention of The Beacon Group to assist Blount with exploring its strategic alternatives.

     At the regular meeting of the board held on October 26, 1998, with Blount's outside legal counsel in attendance, Mr. Panettiere explained to the board the factors that were considered by the executive committee in reaching its decision that the exploration of strategic alternatives was in the best interests of Blount's stockholders. These factors included the likelihood that Blount would continue to achieve historical levels of growth, the benefits of a value enhancing transaction, management succession issues and the advantages of exploring an orderly change of control at this time in light of the age of the controlling stockholder. Mr. Panettiere stressed that the status quo remained an alternative that was available, depending on the results from the exploration of strategic alternatives and that no decision had been made to effect a business combination, including a sale of Blount.

     After reviewing The Beacon Group's qualifications, and the terms and conditions of the proposed engagement, the board authorized the formal retention of The Beacon Group as financial advisor to Blount and the solicitation of indications of interests from third parties for engaging in a business combination with Blount. In accordance with the board's directives, Blount formally retained The Beacon Group on October 28, 1998 to explore strategic alternatives.

     Representatives of The Beacon Group and Blount, based upon their collective experience and knowledge of the industries in which Blount operates and the private equity markets, compiled a list of prospective strategic and financial acquirors to be contacted directly by representatives of The Beacon Group regarding their potential interest in a possible transaction. Representatives of The Beacon Group also assisted Blount in preparing a confidential memorandum describing Blount for use in discussions with interested parties. The executive committee discussed the status of The Beacon Group's activities and the proposed process for soliciting interest from potential acquirors at a meeting held by telephone conference call on November 6, 1998.

     After the November 6, 1998 meeting, representatives of The Beacon Group began to contact potential entities which had been identified and continued to work with management in identifying additional interested parties which were also contacted as part of the ongoing process. Initial contacts were made with senior executives or directors of a total of 65 parties and generally consisted of a brief discussion of Blount's possible interest in engaging in a business combination and an inquiry as to whether the potential party would be interested in receiving further information. Representatives of The Beacon Group then sent a package of publicly available information on Blount to each potential party that indicated an interest in pursuing a possible transaction and requested further information and, together with management and Blount's outside legal counsel, negotiated confidentiality agreements with 28 interested parties, including strategic and financial acquirors, which had requested the confidential memorandum.

     Representatives of The Beacon Group contacted the 28 interested parties, including both strategic and financial acquirors, seeking preliminary indications of interest from these parties during the week of January 4, 1999. Of the 28 parties, nine expressed an interest in acquiring Blount as a whole although two of these nine declined to provide a written indication of interest, nine expressed an interest in one of Blount's business segments only and ten declined to pursue further their interest in Blount. Management, based on the indications of interest received and the advice of representatives of The Beacon Group, determined to invite six of the seven interested parties that had submitted written indications of interest to acquire Blount as a whole to continue to participate in the strategic review process.

     Between January 13, 1999 and January 21, 1999, each of the six potential acquirors spent one day participating in presentations by Blount's management and commencing their review of Blount's due diligence data room. Representatives of The Beacon Group distributed a form of merger agreement to the six interested acquirors. As the six interested acquirors continued their due diligence review of Blount through January 1999 and into February 1999, representatives of The Beacon Group requested that they submit, during the week of February 8, 1999, a second written indication of interest, including a summary of their significant comments regarding the proposed form of merger agreement. All six of the interested acquirors submitted further indications of interest, although only four of the indications were in writing and one of these four was limited to only one of Blount's three business segments plus a small division of a second business segment.

     At a meeting of the executive committee held on February 14, 1999, with representatives of The Beacon Group and outside legal counsel in attendance, the executive committee reviewed in further detail the ongoing process for enhancing stockholder value, including the indications of interest received during the week of February 8, 1999, and recommended to the board that the process be continued.

     At a regular meeting of the board held on February 15, 1999, with representatives of The Beacon Group and outside legal counsel in attendance, the board reviewed in further detail the ongoing process for enhancing stockholder value, including a description of The Beacon Group's process in soliciting interest in the acquisition of Blount, the indications of interest received during the week of February 8, 1999, a description of the prospective acquirors and a possible timetable and proposed next steps. Because the two highest indications of interest received were based on a leveraged recapitalization structure, the board discussed with its financial and legal advisors the various elements of that structure. The board also discussed the economic detriments and tax-related inefficiencies of selling individual business segments. After discussing the matter at length, including the benefits and risks associated with continuing the process, and evaluating whether the process was designed to elicit the best transaction reasonably available to Blount and its stockholders, the board recommended that the process be continued.

     Based on the comparative values of the indications of interest received, the representatives of The Beacon Group invited the two potential acquirors that had expressed the highest indications of interest, one of which was Lehman Brothers Merchant Banking Partners, to continue with a final phase of due diligence review, including visits to selected Blount facilities. A revised form of merger agreement based on a leveraged recapitalization structure was distributed to each of the potential acquirors, and they were instructed to submit comments on this agreement by the beginning of the week of March 8, 1999. The Beacon Group sent a letter to each of the potential acquirors requesting that they submit a final proposal by March 24, 1999, including the final price per share, details of their sources of financing and any final comments on the form of merger agreement.

     After the February 15, 1999 board meeting, representatives of The Beacon Group also recontacted a limited number of parties to reconfirm their lack of interest in pursuing a transaction with Blount and contacted the potential acquiror which had indicated an interest in acquiring only one of the three business segments plus a small division of a second business segment. This latter contact resulted in the receipt of a further indication of interest for the acquisition of two of Blount's three business segments, but an unwillingness to proceed with a transaction to acquire all of Blount.

     During the week of March 22, 1999, Blount received a formal written proposal from Lehman Brothers Merchant Banking Partners and a second formal written proposal from the other interested financial acquiror.

     The Lehman Brothers Merchant Banking Partners' proposal provided for a leveraged recapitalization transaction in accordance with which Lehman Brothers Merchant Banking Partners and its affiliated co-investors would acquire 96% of the outstanding Blount common stock at $31.00 per share in cash. The Lehman Brothers Merchant Banking Partners' proposal also included term sheets in connection with financing commitments from Lehman Brothers Inc. and Lehman Commercial Paper Inc. to provide and arrange all of the debt financing for its proposed transaction. Lehman Brothers Merchant Banking Partners had previously provided its comments on the proposed form of merger agreement. These comments did not include provisions that would, in general, permit the board to terminate the merger agreement if a superior proposal were to be received at a later date and required The Blount Holding Company to enter into a stockholder agreement to vote its shares in favor of adopting the merger agreement. The Lehman Brothers Merchant Banking Partners' proposal stated that it would remain open until April 16, 1999 and that negotiations with Blount would be conditioned upon Blount agreeing to proceed with Lehman Brothers Merchant Banking Partners on an exclusive basis. The proposal was also conditioned on the completion of confirmatory due diligence, including a satisfactory analysis of Blount's results for the first quarter 1999 when available, and satisfactory employment and other arrangements with certain of Blount's senior management. Later in the week of March 22, 1999, Lehman Brothers Merchant Banking Partners delivered complete copies of its proposed financing commitment letters to Blount. The Beacon Group, management and Blount's outside legal counsel reviewed the materials submitted by Lehman Brothers Merchant Banking Partners, and The Beacon Group and Lehman Brothers Merchant Banking Partners had additional conversations concerning the terms of the proposal prior to the March 29, 1999 meeting of the board.

     The proposal of the other interested financial acquiror was also structured as a leveraged recapitalization transaction. The amount of the proposed cash consideration in this alternative proposal was lower than that included in the Lehman Brothers Merchant Banking Partners' proposal. This alternative proposal included copies of financing commitment letters and complete comments on the proposed form of merger agreement which expanded on preliminary comments previously delivered on March 19, 1999. These comments did not include provisions that, in general, would permit the board to terminate the merger agreement if a superior proposal were to be received at a later date and required The Blount Holding Company to enter into a stockholder agreement to vote its shares in favor of adopting the merger agreement. Representatives of The Beacon Group, management and Blount's outside legal counsel reviewed the materials submitted as part of this alternative proposal. In addition, prior to the March 29, 1999 board meeting, representatives of The Beacon Group and this potential acquiror had additional conversations concerning the terms of its alternative proposal.

     A special meeting of the board, with representatives of The Beacon Group and outside legal counsel in attendance, was held on March 29, 1999. The board reviewed the current status of the process for enhancing stockholder value, the advantages and disadvantages of an acquisition of Blount at this time and the two proposals to acquire Blount which had been received. The Beacon Group representatives provided:

     - a detailed review of the entire process which it had completed to date in soliciting potential parties or business combination proposals;

     - a detailed comparison of the two proposals received, including the various financial valuations undertaken by representatives of The Beacon Group, and a review of each potential acquiror's proposed financing; and

     - an analysis of the principal components of a leveraged recapitalization transaction.

     This presentation to the board included The Beacon Group's analysis regarding whether the terms of the Lehman Brothers Merchant Banking Partners' proposal were fair from a financial point of view and a lengthy and thorough discussion with the board regarding its findings which are summarized below under "-- Fairness Opinion of Financial Advisor" on page 39. The Beacon Group advised the board that, if called upon, The Beacon Group would be prepared to deliver an opinion that the consideration in the Lehman Brothers Merchant Banking Partners' proposal to be received by Blount stockholders was fair from a financial point of view to such stockholders.

     Following comprehensive presentations by Blount's financial and legal advisors and after lengthy discussion and numerous questions, the board evaluated the two proposals in order to determine whether either of them represented the best transaction reasonably available to Blount and its stockholders. The other interested financial acquiror advised representatives of The Beacon Group during the course of the board meeting that it would raise the value of the cash consideration in its offer. The consensus of the board, after taking into account the advice of Blount's financial and legal advisors, was that the consideration in Lehman Brothers Merchant Banking Partners' proposal was superior to this increased alternative proposal and that the proposed terms and conditions of the Lehman Brothers Merchant Banking Partners' proposal were, in the aggregate, at least as favorable to Blount as those of the alternative proposal and that The Beacon Group should continue to pursue the Lehman Brothers Merchant Banking Partners' proposal.

     On March 30, 1999, representatives of The Beacon Group and Blount's outside legal counsel met with Lehman Brothers Merchant Banking Partners and its outside legal counsel to discuss outstanding issues and a schedule for negotiating definitive agreements. The parties agreed that Blount would negotiate with only Lehman Brothers Merchant Banking Partners at that time and that Lehman Brothers Merchant Banking Partners would work quickly to finish its confirmatory due diligence. Lehman Brothers Merchant Banking Partners indicated that it was not prepared to execute a merger agreement until it had concluded satisfactory management arrangements and, as stated in its written proposal, reviewed Blount's first quarter 1999 financial results. The Beacon Group informed Lehman Brothers Merchant Banking Partners that Blount had authorized it to begin negotiating management arrangements directly with some members of senior management of Blount, including Mr. Panettiere.

     On March 31, 1999, in order to address unusual trading activity in the Blount common stock, Blount issued a press release announcing that it was engaged in advanced negotiations to sell itself at a price of $31 per share.

     During the period from March 30, 1999 to April 8, 1999, the parties negotiated as to the outstanding business and principal legal terms of the Lehman Brothers Merchant Banking Partners' proposal. The terms and conditions of the merger agreement and the financing commitments were negotiated, including the "lock-ups," fiduciary out provisions, material adverse change definition and provisions relating to certainty of financing.

     On March 31, 1999, Lehman Brothers Merchant Banking Partners informed Mr. Panettiere of its desire to begin negotiations of new management arrangements. Meetings were scheduled for April 5 and April 6, 1999 at the offices of Lehman Brothers Merchant

Banking Partners' outside legal counsel. Lehman Brothers Merchant Banking Partners also asked Mr. Panettiere to submit drafts of proposed employment agreements, and it delivered a term sheet outlining proposals relating to the management's equity investment and continuing equity stake in New Blount. Outside legal counsel for management delivered a draft employment agreement for Mr. Panettiere, which it proposed would serve as a model for the other senior managers, on April 2, 1999.

     On April 5 and April 6, 1999, representatives of Lehman Brothers Merchant Banking Partners and its outside legal counsel met with Mr. Panettiere and Harold Layman, Blount's chief financial officer, and their outside legal counsel to discuss management arrangements. At these meetings, the parties agreed to the terms of Mr. Panettiere's employment agreement and agreed to use this employment agreement as the model for the non-financial terms of the other employment agreements. In addition, the parties also agreed that the definitive option agreements and an employee stockholders agreement would be negotiated and finalized after execution of the merger agreement. The parties, however, agreed to base these definitive agreements on comprehensive term sheets, the principal terms of which were negotiated during the week of April 4, 1999. At these meetings, Lehman Brothers Merchant Banking Partners asked Mr. Panettiere to propose the names of other senior managers he considered important for the success of New Blount and to propose the financial terms of employment arrangements for these senior managers. Mr. Panettiere agreed to do so and provided a preliminary list of managers, which included Mr. Layman.

     Representatives of The Beacon Group, management and Blount's outside legal counsel met with Lehman Brothers Merchant Banking Partners and its outside legal counsel on April 8, 1999 to discuss remaining issues. During the course of this meeting, Lehman Brothers Merchant Banking Partners expressed concern over a shortfall in Blount's earnings before income taxes, depreciation and amortization for the twelve months ended March 31, 1999 as compared to the projected amount. Depending on the inclusion or exclusion of non-recurring items, Blount's earnings before income taxes, depreciation and amortization for the twelve months ended March 31, 1999 were at the lower end of or approximately $2 million below the projected range of $138 million to $141 million. Lehman Brothers Merchant Banking Partners' $31 per share proposal was premised on Blount's earnings before income taxes, depreciation and amortization for the twelve months ended March 31, 1999 equaling at least $144.7 million. Primarily as a result of this shortfall, Lehman Brothers Merchant Banking Partners indicated that it was considering proposing a reduction in the amount of the per share cash consideration offered in its proposal.

     At a meeting of the executive committee held on April 8, 1999 by telephone conference call, with Mr. Panettiere, a member of the executive committee, being excused and with representatives of The Beacon Group and outside legal counsel participating, representatives of The Beacon Group reviewed the current status of the negotiations with Lehman Brothers Merchant Banking Partners, including the proposed price reduction. The Beacon Group representatives discussed with the executive committee the first quarter 1999 earnings before income taxes, depreciation and amortization. Blount's outside legal counsel reviewed the principal outstanding legal issues regarding the merger agreement and the proposed financing commitments of Lehman Brothers Merchant Banking Partners. The executive committee recommended that Blount's advisors should continue to resist any reduction in the $31 per share cash consideration while at the same time trying to improve the terms and conditions of the merger agreement and the financing commitments, especially as they related to the likelihood of closing the merger. After this meeting, The

Beacon Group continued its negotiations with Lehman Brothers Merchant Banking Partners.

     At a meeting of the executive committee held on April 9, 1999 by telephone conference call, with Mr. Panettiere, a member of the executive committee, being excused and with representatives of The Beacon Group and outside legal counsel participating, The Beacon Group representatives advised the executive committee that Lehman Brothers Merchant Banking Partners was now willing to offer cash consideration of $30 per share in the merger, which was still in excess of the cash consideration of the increased proposal of the other financial acquiror described above, and reviewed the status of the negotiations with Lehman Brothers Merchant Banking Partners, including other outstanding business issues. The $30 per share cash consideration represented a $1 per share decrease from the original proposal of Lehman Brothers Merchant Banking Partners of $31 per share. The executive committee recommended that Blount's advisors should attempt to preserve the $31 per share cash consideration and to negotiate a reasonable compromise on the outstanding legal issues in the merger agreement. After this meeting, The Beacon Group continued its negotiations with Lehman Brothers Merchant Banking Partners.

     At a meeting held on April 11, 1999 by telephone conference call, with Mr. Panettiere, a member of the executive committee, being excused and with representatives of The Beacon Group and outside legal counsel participating, The Beacon Group representatives again reviewed with the executive committee the current status of the negotiations with Lehman Brothers Merchant Banking Partners, including the fact that neither Blount nor Lehman Brothers Merchant Banking Partners had changed its position regarding the price. Blount's outside legal counsel reviewed the principal outstanding legal issues regarding the merger agreement and the proposed financing commitments. The executive committee concluded that Blount's advisors should continue to resist any reduction in the $31 per share cash consideration and attempt to improve the terms and conditions of the merger agreement and the financing commitments and the likelihood of closing the merger. In light of the proposed price reduction, The Beacon Group representatives discussed with the executive committee other alternatives, such as a self tender by Blount for shares of Blount common stock and maintaining the status quo by continuing to operate the business. The executive committee instructed its financial and legal advisors to consider further the possibility of a self tender by Blount and, at such time, to wait for Lehman Brothers Merchant Banking Partners to initiate further negotiations.

     During the period from April 12, 1999 to April 16, 1999, Blount's financial and legal advisors continued to negotiate with Lehman Brothers Merchant Banking Partners and its legal advisors. In addition, during this period, Mr. Panettiere proposed that employment arrangements be made with, in addition to himself and Mr. Layman, James S. Osterman, Gerald W. Bersett, Donald B. Zorn and Richard H. Irving, III. Mr. Panettiere informed Lehman Brothers Merchant Banking Partners that each of these individuals were willing to enter into such arrangements. Mr. Panettiere also proposed financial terms for such arrangements. Lehman Brothers Merchant Banking Partners found these proposed arrangements and terms acceptable with some minor modifications. Outside legal counsel for management delivered draft agreements relating to these individuals on April 4, 1999 to Lehman Brothers Merchant Banking Partners and its outside counsel. These agreements were then distributed to each of the individuals for their review following the executive committee meeting of April 16, 1999 described below.

     At a meeting of the executive committee held on April 16, 1999 by telephone conference call, with Mr. Panettiere, a member of the executive committee, being excused and with representatives of The Beacon Group and outside legal counsel participating, The Beacon Group representatives informed the executive committee that Lehman Brothers Merchant Banking Partners insisted on maintaining the cash consideration in the proposed merger at $30 per share. Blount's outside legal counsel reviewed the progress that had been achieved in improving some of the terms and conditions in the merger agreement and the proposed financing commitments that had been agreed with Lehman Brothers Merchant Banking Partners. After an extensive discussion focused largely on issues as to the likelihood of closing and Blount's ability to accept a superior proposal, the executive committee held a private conference without its financial and legal advisors. Following this private conference, the executive committee confirmed its belief that the revised Lehman Brothers Merchant Banking Partners' proposal still represented the best alternative reasonably available for maximizing stockholder value and authorized Blount's advisors to pursue a transaction at $30 per share, subject to the successful resolution of a number of remaining issues. As part of these final negotiations, the parties agreed to include a provision in the merger agreement which would permit the board to terminate the merger agreement if a superior proposal were to be received at a later date and to strengthen the financing commitments. The exercise of the termination right is, however, subject in some circumstances to the payment by Blount of a breakup fee of $34 million. The parties also agreed to exclude any change in Blount's future prospects from the definition of material adverse effect and to list the New Blount common stock on the New York Stock Exchange for at least three years from the completion of the merger. Some of the closing conditions to the merger will not be satisfied if there is a material adverse effect. By narrowing the definition of material adverse effect, it will be less likely that these conditions will not be satisfied. Each of these issues had previously been resisted by Lehman Brothers Merchant Banking Partners.

     After the amount of consideration in the merger and the other principal terms and conditions of the merger agreement had been agreed by Blount and Lehman Brothers Merchant Banking Partners, Lehman Brothers Merchant Banking Partners and The Blount Holding Company and their respective outside legal counsels negotiated and reached an agreement on the terms of the stockholder agreement proposed by Lehman Brothers Merchant Banking Partners.

     On April 18, 1999, some of the members of senior management asked for clarifications and modifications of some of the terms of the proposed employment agreements. Lehman Brothers Merchant Banking Partners agreed to most of these modifications, and each of the employment agreements summarized below under "-- Interests of Some Persons in the Merger; Conflicts of Interest" were executed and delivered by Blount and the senior managers of Blount.

     At a regular meeting of the board held on April 18, 1999, with representatives of The Beacon Group and outside legal counsel in attendance, the board reviewed the final agreement negotiated with Lehman Brothers Merchant Banking Partners as authorized by the executive committee of the board. At this meeting, The Beacon Group representatives provided an update of their presentation at the board meeting held on March 29, 1999 taking into account, among other matters, the reduction in the cash consideration from $31 per share to $30 per share. The Beacon Group representatives advised the board of three inquiries it had received regarding alternative transactions involving Blount, including the proposal of the other interested financial acquiror, which was still a lower cash value as compared to the revised Lehman Brothers Merchant Banking Partners' proposal at $30 per share. The Beacon Group also analyzed the alternative of a self tender by Blount and indicated the reasons why the board could reasonably conclude that this alternative was not as favorable as the revised Lehman Brothers Merchant Banking Partners' proposal from a financial point of view. The Beacon Group indicated that a self tender by Blount would not be able to generate the same aggregate amount of cash consideration to be paid to stockholders as provided for in the Lehman Brothers Merchant Banking Partners' proposal and could also have adverse tax consequences. The presentation to the board by The Beacon Group representatives also included an update of The Beacon Group's analysis of the fairness of the terms of the revised Lehman Brothers Merchant Banking Partners' proposal and a further discussion with the board regarding its findings which are summarized below under "-- Fairness Opinion of Financial Advisor" on page
39. The Beacon Group representatives advised the board that the consideration in the proposal to be received by Blount stockholders in accordance with the merger was fair from a financial point of view to such stockholders.

     Outside legal counsel addressed certain legal issues for the board and presented a summary of the principal legal terms of the proposed merger agreement and financing commitments which had changed since the March 29 board meeting.

     After further deliberations and questions, resolutions were unanimously adopted by the board:

     - determining that the merger and the transactions contemplated by the merger agreement are advisable and fair to and in the best interests of the stockholders of Blount;

     - authorizing the execution and delivery of the merger agreement and the execution and delivery of all other agreements ancillary to the merger agreement;

     - declaring the advisability of and approving the merger agreement and the stockholder agreement; and

     - recommending that the stockholders of Blount adopt the merger agreement. The meeting was then adjourned.

     On the evening of April 18, 1999, the merger agreement was executed and delivered by Blount and Red Dog Acquisition. Later that evening, the stockholder agreement was executed and delivered by The Blount Holding Company and Red Dog Acquisition. On the morning of April 19, 1999, Blount and Lehman Brothers Merchant Banking Partners issued a joint press release announcing the proposed merger.

PURPOSE AND STRUCTURE FOR THE MERGER

     The purpose of the merger is for Lehman Brothers Merchant Banking Partners and its affiliated co-investors to acquire a substantial majority of New Blount common stock and thus control of New Blount. Blount, Inc., Blount's operating company, will remain wholly owned by New Blount.

     If the merger agreement is adopted by Blount stockholders and all other conditions to the merger are satisfied or, where permissible, waived, the merger will be completed by merging Red Dog Acquisition, a newly formed and wholly owned subsidiary of Lehman Brothers Merchant Banking Partners, with and into Blount, with Blount surviving the merger and retaining the name of Blount International, Inc.

     Following the merger, existing stockholders of Blount will own approximately 9.6% of New Blount and Lehman Brothers Merchant Banking Partners, its affiliated co-investors and some members of senior management of New Blount will own approximately 90.4% of New Blount. In exchange for their equity investment in New Blount, members of senior management of Blount are expected to own at least 1,000,000 shares or approximately 3.3% of the New Blount common stock. To the extent they elect or are subject to proration, members of senior management will also own additional shares of New Blount common stock received by them upon conversion of their previously owned shares of Blount common stock in the merger.

     The structure of the merger is known as a "leveraged recapitalization." Blount expects that New Blount will incur substantial indebtedness to pay the cash consideration and the transaction costs and fees relating to the merger. It is expected that New Blount will incur at least $725 million in long-term debt, consisting of at least $400 million in senior secured indebtedness and approximately $325 million in senior subordinated indebtedness. In addition, Lehman Brothers Merchant Banking Partners and its affiliated co-investors will make an equity cash contribution of $417.5 million to New Blount in connection with the merger, less any equity investment in New Blount made by members of senior management. As described below in greater detail under "-- Interests of Some Persons in the Merger; Conflicts of Interest" on page 58, these members of senior management will use some of the after tax proceeds from the cancellation of their options as part of the merger to make this equity investment. We estimate that the aggregate amount of the equity investment by senior management will be approximately $15 million. However, this amount could be higher in immaterial amounts depending whether the management members invest more than the minimum required by their employment agreements.

     If the merger is completed, Blount stockholders who receive only cash for their Blount common stock and do not elect to receive any shares of New Blount common stock will not have an equity interest in New Blount and will therefore not share in the future earnings and potential growth of New Blount.

     The merger requires the vote of the holders of a majority in voting power of the outstanding shares of Blount common stock voting together as a single class. As described elsewhere in this proxy statement-prospectus, the adoption of the merger agreement is assured since The Blount Holding Company has entered into a stockholder agreement with Red Dog Acquisition in which The Blount Holding Company has agreed to vote its shares, which as of the record date represent approximately 62% of the voting power of the outstanding shares of Blount common stock, in favor of adopting the merger agreement.

REASONS FOR THE MERGER; RECOMMENDATION TO STOCKHOLDERS

The Merger

     At its April 18 meeting, the board of directors, after evaluating the merger and following presentations by its financial advisor and outside legal counsel, determined that the merger is advisable and fair to, and in the best interests of, the stockholders of Blount and recommended to Blount stockholders that they adopt the merger agreement. Blount's directors proceeded to approve unanimously the merger agreement and the transactions contemplated in the merger agreement.

     The board, in approving and declaring the advisability of the merger agreement and recommending to Blount stockholders that they adopt the merger agreement, consulted with Blount's legal and financial advisors and considered a number of factors. The board considered the following material factors as supporting its recommendation in favor of the merger:

     - The presentations made by representatives of The Beacon Group at the March 29 and April 18 board meetings as well as previous meetings and The Beacon Group's oral opinion of April 18 (which was subsequently confirmed in writing) that, as of the date of such opinion and based upon the assumptions, and subject to the limitations and qualifications, reviewed with the board, the consideration to be received by the holders of Blount common stock pursuant to the merger is fair from a financial point of view to such holders.

     - Possible alternatives to the merger, including continuing to operate Blount as it has in the recent past, a sale of any or all of Blount's three business segments separately and a self tender by Blount for shares of Blount common stock; the board determined not to pursue such alternatives in light of its belief that the merger maximized stockholder value and represented the best transaction reasonably available to stockholders.

     - The broad based search conducted by representatives of The Beacon Group for potential acquirors at the request of the board as described above under "Background of the Merger," the issuance by Blount of a press release on March 31, 1999 stating that it was in advanced negotiations to sell itself at a price of $31 per share and the fact that such search and public announcement had not yielded any proposals which were more attractive to Blount stockholders from a financial point of view than the proposal of Lehman Brothers Merchant Banking Partners even after the proposal was reduced to $30 per share cash consideration.

     - The relationship of the merger consideration to the historical and recent trading activity of shares of Blount common stock; the $30 per share consideration to be received by Blount stockholders who receive cash for their shares of Blount common stock representing:

       - a premium of approximately 8% over the $27.69 per share closing price for shares of Blount class A common stock on the New York Stock Exchange on April 16, 1999, the last trading day before Blount announced that it had entered into the merger agreement; and

       - a premium of approximately 19% over the $25.13 per share average closing price for shares of Blount class A common stock on the New York Stock Exchange for the one hundred twenty days before March 31, 1999, the day Blount announced that it was in advanced negotiations to sell itself for $31 per share.

     - The fact that the various business segments of Blount make a sale of the whole of Blount to a strategic buyer less likely and the "conglomerate" discount reflected in the $30 per share consideration relative to premiums generally paid for non-diversified or "pure play" companies.

     - The costs and risks of deferring a sale of Blount at this time in the hope of achieving a higher price at a later date; information and the reports of Blount's management regarding the financial condition, results of operations, business and prospects of Blount and each of its three business segments, including the current weakness in the market for forestry products and the uncertainty as to when a turnaround in this market might occur; and the board's belief, on the basis of its knowledge of these matters and the financial analyses provided by representatives of

       The Beacon Group, that the consideration to be received by Blount's stockholders in the merger fairly reflects Blount's intrinsic value, including its potential for future growth and the risks of not achieving such growth.

     - Regarding Lehman Brothers Merchant Banking Partners and the proposed merger financing:

       - the experience and past success of Lehman Brothers Merchant Banking Partners in structuring and closing transactions similar to the merger;

       - the amount of the equity investment to be made by Lehman Brothers Merchant Banking Partners;

       - the strength and favorable terms of the commitments for the merger financing arranged by Lehman Brothers Merchant Banking Partners, including commitments from Lehman Brothers Inc. and Lehman Commercial Paper Inc. to provide $400 million of senior secured credit facilities, $325 million of senior subordinated indebtedness and a $100 million senior secured revolving credit facility, the conditions to the obligations of such institutions to fund such financing arrangements and the commitment in some circumstances to provide an interim loan if the offering of senior subordinated notes has not been completed when the other closing conditions to the merger have been satisfied;

       - the lack of any obligations on the part of Blount to pay fees, reimburse expenses or make indemnity payments to such financial institutions if the merger does not occur; and

       - an analysis of the solvency of New Blount after giving effect to the merger; this analysis was based on a review of the proposed merger financing and New Blount's pro forma consolidated financial statements, financial projections, liabilities and business operations and concluded that New Blount would have the ability to pay its debts and liabilities as they become due.

     - The merger agreement permits the board to negotiate and approve an unsolicited third party takeover proposal submitted after April 18, 1999 if the board concludes in good faith that such proposal is a superior proposal, subject to Blount paying Red Dog Acquisition a termination fee of $34 million.

     - Blount's controlling stockholder, Winton M. Blount, having indicated to the board in his capacity as a stockholder that he found acceptable the proposal of Lehman Brothers Merchants Banking Partners.

     - The difficulties associated with addressing senior management succession issues as well as the benefits of effecting an orderly transition of control of Blount at this time in view of the age of Winton M. Blount, Blount's controlling stockholder and Chairman of the board.

     - The conditioning by Lehman Brothers Merchant Banking Partners of their proposal upon The Blount Holding Company, a limited partnership controlled by Winton M. Blount and which is the principal stockholder of Blount, entering into the stockholder agreement and agreeing to vote in favor of the adoption of the merger agreement; the agreement of The Blount Holding Company to enter into such stockholder agreement if the merger agreement was approved by the board; and the terms of the proposed stockholder agreement, including the provision allowing The Blount Holding Company to vote in favor of a superior proposal approved by the board in accordance with, and upon termination of, the merger agreement as described above.

     - All stockholders, including The Blount Holding Company, members of the Blount family and the directors and executive officers of Blount, having the same opportunity to elect to receive cash and/or shares of New Blount common stock, subject to proration, on an equitable basis in the merger.

     - Stockholders having the ability to achieve substantial liquidity if they so desire with the consideration to be received by Blount stockholders in the merger consisting, in the aggregate, of approximately 96% cash.

     - The right of the stockholders of Blount to elect to receive cash or 2,966,666 shares of New Blount common stock in the aggregate, which right the board believed would provide some flexibility to any of Blount's stockholders who might desire to receive more New Blount common stock in the merger than would automatically be received under a non-election based formula; and the possibility for Blount's stockholders to receive more cash for their shares than would be provided under a non-election based formula if other stockholders ultimately elect to receive shares of New Blount common stock.

     - The undertaking of Red Dog Acquisition in the merger agreement not to take any action for at least three years from the completion of the merger to cause the listing of the New Blount common stock on the New York Stock Exchange or the quotation for trading on the NASDAQ Stock Market to be terminated, subject to the qualifications described under "The Merger Agreement -- Stock Exchange Listing" on page 63.

     The board also considered the following factors, none of which supported the board's recommendation in favor of the merger:

     - The possible conflicts of interest based on:

       - some members of senior management of Blount holding an additional equity interest in New Blount and participating to a greater extent than other stockholders in any future growth of New Blount;

       - the new employment agreements for six members of senior management which would become effective upon completion of the merger;

       - the stock options for New Blount common stock which would be granted to some members of senior management upon completion of the merger;

       - the agreement of Winton M. Blount to provide consulting services to New Blount; and

       - the release of The Blount Holding Company's obligation to indemnify Blount for some matters relating to Blount's corporate reorganization in 1995 after The Blount Holding Company deposited into escrow a mutually agreed upon amount for the benefit of Blount.

     See "-- Interests of Some Persons in the Merger; Conflicts of Interest" on page 58.

     - The requirement of the proposal of Lehman Brothers Merchant Banking Partners that the merger be treated as a recapitalization for accounting purposes and the increased uncertainty that the merger would not be completed if this accounting treatment was not obtained.

     - The possible consequences of Lehman Brothers Merchant Banking Partners' control of Blount upon completion of the merger, the substantial leverage to be incurred by Blount in connection with the merger financing, the potential dilution after the merger of the holdings of New Blount common stock of existing stockholders arising from the issuance of stock options, the fact that dividends are not expected to be paid by New Blount, the risk that proration might result in stockholders not receiving the type of consideration elected and the potential decrease in the liquidity of the New Blount common stock as compared to the Blount common stock. See "Risk Factors" on page 16 for a more detailed discussion of these factors.

     The board also considered the other terms and conditions of the merger agreement, including the definition of material adverse effect; the fact that Red Dog Acquisition's obligation to complete the merger is subject to the receipt of financing and that the merger agreement contemplates the payment to Red Dog Acquisition of a termination fee in certain circumstances; the costs and risks of not completing the merger in light of such terms and conditions; and the effect of the termination fee provision in increasing the costs to a third party other than Red Dog Acquisition of acquiring Blount in the event the merger did not occur for certain reasons, which amount would not, in the view of the board, preclude a third party from making an offer that was more favorable to Blount's stockholders. In view of the wide variety of factors considered in connection with its evaluation of the merger, the board did not find it practicable to, and did not, quantify or otherwise assign relative weight to the individual factors considered in reaching its determination. Of primary importance to the board was the opinion delivered by The Beacon Group to the board on April 18, 1999, that, as of the date of its opinion, the consideration to be received by holders of shares of Blount's class A common stock and class B common stock is fair from a financial point of view to those holders.

FAIRNESS OPINION OF FINANCIAL ADVISOR

     The Beacon Group acted as financial advisor to Blount in connection with the merger. On March 29, 1999, representatives of The Beacon Group presented an analysis to the board of directors of Blount concerning the fairness from a financial point of view of the merger consideration proposed at that time by Lehman Brothers Merchant Banking Partners. On April 18, 1999, The Beacon Group rendered its oral opinion to the Blount board of directors to the effect that, as of that date and based on and subject to the assumptions made, matters considered and limits of the reviews undertaken by The Beacon Group described in the Beacon Opinion, the consideration to be received by the holders of Blount common stock, other than shares of Blount common stock held by Blount as treasury stock or by Red Dog Acquisition and other than "dissenting shares" as defined in the merger agreement, in accordance with the merger is fair from a financial point of view to such holders. The Beacon Group subsequently confirmed this opinion in writing and has consented to the inclusion of this opinion, its summary and all references to the opinion and The Beacon Group in this proxy statement-prospectus. This written opinion is referred to in this proxy statement-prospectus as the "Beacon Opinion."

     THE FULL TEXT OF THE BEACON OPINION IS INCLUDED IN THIS PROXY STATEMENT-PROSPECTUS AS APPENDIX C. THE BEACON OPINION IS ADDRESSED TO THE BOARD OF DIRECTORS OF BLOUNT FOR ITS INFORMATION CONCERNING THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE MERGER CONSIDERATION AND DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION OF BLOUNT TO ENGAGE IN THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES OF BLOUNT COMMON STOCK AS TO HOW SUCH HOLDER SHOULD RESPOND OR VOTE REGARDING THE MERGER AGREEMENT, WHETHER ANY

STOCKHOLDER SHOULD ELECT TO RECEIVE CASH OR SHARES OF NEW BLOUNT COMMON STOCK IN THE MERGER, THE TRADING PRICES OF SHARES OF NEW BLOUNT COMMON STOCK AFTER THE MERGER IS COMPLETED OR ANY OTHER MATTER RELATING TO THE MERGER. YOU SHOULD READ THE ENTIRE BEACON OPINION AS THIS SUMMARY IS NOT A COMPLETE DESCRIPTION. THE BEACON OPINION SHOULD BE READ IN ITS ENTIRETY FOR SPECIFIC INFORMATION CONCERNING THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS OF THE REVIEW UNDERTAKEN BY THE BEACON GROUP IN CONNECTION WITH THE BEACON OPINION.

     In connection with the Beacon Opinion, The Beacon Group reviewed, among other things:

     - the merger agreement;

     - Annual Reports to stockholders and Annual Reports on Form 10-K of Blount for the five years ended December 31, 1998;

     - some interim reports to stockholders of Blount and Quarterly Reports on Form 10-Q of Blount;

     - some other communications from Blount to its stockholders;

     - internal financial analyses and forecasts of Blount prepared by Blount's management; and

     - the potential pro forma impact of the merger on New Blount.

     In addition, The Beacon Group held discussions with members of the senior management of Blount regarding the past and current business, operations and financial condition and future prospects of Blount, reviewed the reported price and trading activity of the shares of Blount common stock, compared certain financial and stock market information concerning Blount with similar information for some other companies the securities of which are publicly traded, reviewed the financial terms of some recent business combinations in industries and markets The Beacon Group considered relevant and performed other studies and analyses that The Beacon Group considered appropriate, including an analysis of the pro forma capitalization of Blount after giving effect to the merger and proposed financing arrangements related to the merger.

     In preparing the Beacon Opinion, The Beacon Group assumed and relied without independent verification on the accuracy and completeness of the financial and other information reviewed by it for purposes of the Beacon Opinion. Regarding the financial forecasts reviewed and discussed, The Beacon Group assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Blount's management as to the future financial performance of Blount. We refer to these financial forecasts in this proxy statement-prospectus as the "Blount Management Forecasts." The relevant projections in the Blount Management Forecasts, including significant assumed cost savings, are included in "Information About Blount -- Financial Projections" on page 24. The Beacon Group did not make an independent evaluation or appraisal of the assets and liabilities of Blount or any of its subsidiaries, and The Beacon Group was not furnished with any such evaluation or appraisal. The Beacon Opinion is necessarily based on economic, market, financial and other conditions as they existed on, and could be evaluated as of, the date of the Beacon Opinion.

     In evaluating the fairness of the merger consideration from a financial point of view, The Beacon Group also reviewed with the Blount board of directors the breadth of the process undertaken by The Beacon Group to identify parties potentially interested in effecting a transaction with Blount. In rendering the Beacon Opinion, The Beacon Group considered the fact that, after contacting 65 potentially interested parties and the issuance by Blount of a press release stating that it was in advanced negotiations to sell itself, no proposal was forthcoming that was more attractive to Blount stockholders than the proposal of Lehman Brothers Merchant Banking Partners.

     The following is a summary of the material financial analyses used by The Beacon Group in preparing the Beacon Opinion and presented by The Beacon Group to the board of directors of Blount on March 29, 1999 and April 18, 1999.

     This summary of the material financial analyses includes information presented in tabular form. In order to understand fully the financial analyses performed by The Beacon Group, the tables must be read together with the text of each description. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by The Beacon Group.

     Implied Premium (Discount) Analysis. The Beacon Group reviewed the historical trading prices for Blount class A common stock and performed an implied premium (discount) analysis which was compared to the consideration in the merger. The Beacon Group also performed an analysis of premiums paid in selected acquisitions of manufacturing companies with transaction values between $750 million and $1.5 billion from January 1, 1990 to March 24, 1999 which was also compared to the consideration in the merger.

     Comparable Public Company Analyses. The Beacon Group reviewed and compared financial information and public market multiples for Blount to corresponding financial information and public market multiples for selected publicly traded diversified manufacturing companies and selected publicly traded companies in the industries of Blount's primary business segments, which companies were in each case considered by The Beacon Group to be reasonably comparable to Blount for purposes of this analysis. The companies listed in the following table, which are referred to in this proxy statement-prospectus as the "Comparable Companies" are the companies that The Beacon Group used for this analysis.

COMPARABLE DIVERSIFIED MANUFACTURING            COMPARABLE INDUSTRIAL AND POWER COMPANIES
  COMPANIES
Cooper Industries                               Case Corporation
Crane Co.                                       Caterpillar Inc.
Danaher Corporation                             Deere & Company
Dover Corporation                               New Holland N.V.
Scott Technologies, Inc.                        Rauma Corporation
Idex Corporation                                Terex Corporation
Ingersoll-Rand Co.
Pentair, Inc.
Regal-Beloit Corporation

COMPARABLE SPORTING GOODS COMPANIES                COMPARABLE OUTDOOR PRODUCTS COMPANIES
Brunswick Corporation                              Alamo Group Inc.
Johnson Sporting Goods                             Briggs & Stratton Corporation
K2 Inc.                                            Deere & Company
Rawlings Sporting Goods                            Kennametal Inc.
Sturm, Ruger & Company, Inc.                       The Black & Decker Corporation
                                                   The Toro Company

     Using publicly available information, The Beacon Group calculated and analyzed, among other things:

     - the Equity Value (as defined below) of the Comparable Companies and Blount as a multiple of certain historical and projected financial criteria, including net income and book value; and

     - the Aggregate Value (as defined below) of the Comparable Companies and Blount as a multiple of the latest twelve months', or "LTM," sales, earnings before interest, taxes, depreciation and amortization, or "EBITDA," and earnings before interest and taxes, or "EBIT."

     The "Equity Value" of each company was calculated by multiplying the number of shares of common stock outstanding for each company by the closing market price of the company's shares of stock on April 15, 1999, adjusted to include the impact, if any, of outstanding options. The "Aggregate Value" of each company was calculated by adding the Equity Value of the company to the Net Debt (as defined below). The "Net Debt" of each company was calculated by adding the book value of the company's debt, preferred stock and minority interest and subtracting cash and cash equivalents. The estimated net income data for Blount and for each Comparable Company was based on information obtained from Institutional Brokers Estimate System.

     The following table sets forth information concerning the overall ranges of Equity Value as a multiple of net income and book value and the overall ranges of Aggregate Value as a multiple of sales, EBITDA and EBIT for all the Comparable Companies and the multiples of the same financial metrics for Blount based on the $27.88 per share closing price of the Blount class A common stock as of April 15, 1999:

                                          EQUITY VALUE
                                       AS A MULTIPLE OF:
                                  ----------------------------      AGGREGATE VALUE
                                       NET INCOME                AS A MULTIPLE OF LTM:
                                  --------------------   BOOK    ---------------------
                                  LTM    1999E   2000E   VALUE   SALES   EBITDA   EBIT
                                  ----   -----   -----   -----   -----   ------   ----
AS OF APRIL 15, 1999
OVERALL COMPARABLE COMPANIES MULTIPLES
Mean............................  15.8x  15.1x   12.7x   2.75x   1.09x     8.1x   11.1x
Median..........................  14.0   14.3    14.3    1.99    0.90      8.0    11.0
High............................  43.1   45.0    32.5    8.85    3.27     20.0    26.0
Low.............................  7.1     6.3     5.6    0.50    0.35      3.0     3.7
Blount Trading Multiples........  16.9x  15.9x   13.9x   3.03x   1.43x     8.3x   10.5x

     The Equity Value as a multiple of estimated net income for 2000 was not available for three of the Comparable Companies.

     The Beacon Group calculated implied equity per share values for Blount common stock by applying:

     - Aggregate Value to LTM EBITDA multiples ranging from 5.7x to 9.1x,

     - Aggregate Value to LTM EBIT multiples ranging from 7.4x to 11.4x,

     - Equity Value to LTM net income multiples ranging from 12.5x to 18.7x and

     - Equity Value to 1999 estimated net income multiples ranging from 9.7x to 15.1x, which in each case were derived from the preceding analyses, to the LTM EBITDA, LTM EBIT, LTM net income and estimated 1999 net income obtained from Institutional Brokers Estimate System, respectively, for Blount.

     The following table presents the ranges of implied equity per share values for Blount common stock implied by these analyses compared with the $30 per share merger consideration:

                                                           IMPLIED EQUITY PER
                                                             SHARE VALUE OF
                                                                 BLOUNT
                                                              COMMON STOCK
                                                           ------------------
SELECTED COMPARABLE COMPANIES MULTIPLE RANGES APPLIED TO:    LOW       HIGH
---------------------------------------------------------  -------    -------
Blount LTM EBITDA..................................        $18.92     $30.84
Blount LTM EBIT....................................        $19.34     $30.36
Blount LTM Net Income..............................        $20.60     $30.82
Blount Estimated 1999 Net Income...................        $16.98     $26.43
Per Share Merger Consideration.....................            $30.00

     Comparable Merger and Acquisition Transaction Analyses. Using publicly available information, The Beacon Group reviewed and analyzed selected merger and acquisition transactions involving other companies in the industrial and power equipment industry, sporting goods industry, firearms and ammunition industry and outdoor products industry, which we refer to in this proxy statement-prospectus as the "Comparable M&A Transactions," and derived certain financial ratios which it compared with like financial ratios for the merger. Because of the diversified nature of Blount's three business segments, there were no reasonably comparable transactions for the sale of Blount as a whole; therefore, The Beacon Group undertook separate analyses for Blount's three business segments, including, for purposes of Blount's sporting goods segment, separate analyses of Comparable M&A Transactions in the sporting goods industry and the firearms and ammunition industry. In reviewing and presenting this data, The Beacon Group noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors, including interest rate and equity market fluctuations, and microeconomic factors, including industry results and growth expectations, that no transaction reviewed was identical to the merger, and that, accordingly, an assessment of the results of the Comparable M&A Transactions analysis necessarily involves considerations and judgments concerning differences in financial and operating characteristics of Blount and other factors that would affect the acquisition value of the companies to which Blount was being compared. The Comparable M&A Transactions for the industrial and power equipment industry, the sporting goods industry, the firearms and ammunition industry and the outdoor products industry are from the periods of 1992 to 1998, 1988 to 1998, 1987 to 1997 and 1990 to 1999,
respectively.

     The Comparable M&A Transactions consisted of the following:

                    INDUSTRIAL AND POWER EQUIPMENT INDUSTRY

ACQUIROR                                              ACQUIRED COMPANY
--------                                              ----------------
Manitowoc Co. Inc. ......................  USTC Inc.
Keystone Inc. ...........................  Grove Worldwide
J Richard Industries.....................  Portec Inc.
Gehl Co. ................................  Mustang Manufacturing
Terex Corp. .............................  Simon Engineering's Simon Access
                                             Division
FKI PLC..................................  Amdura Corp
Ingersoll-Rand Co. ......................  Clark Equipment Co.
Simon-Telelect...........................  Hi-Ranger Inc.

                            SPORTING GOODS INDUSTRY

ACQUIROR                                              ACQUIRED COMPANY
--------                                              ----------------
Cornerstone Equity Investors.............  True Temper Sports
JEN Sports...............................  Escalade Inc.
Sunbeam Corp. ...........................  The Coleman Co. Inc.
Teardrop Golf Co. .......................  Tommy Armour Gold Co.
The Hedstrom Corporation.................  NBF Inc.
Callaway Golf Co. .......................  Odyssey Sports Inc.
Action Performance Cos. Inc. ............  Sports Image Inc.
Kohlberg Kravis Roberts..................  Spalding & Evenflo
Brunswick Corp. .........................  Nelson Weather Rite
Blount International, Inc. ..............  Simmons Outdoor Corp.
American Brands, Inc. ...................  Cobra Golf Inc. II
Worldwide Sports & Recreation Inc. ......  Bausch & Lomb's Sports Optics Divisions
Investor Group...........................  Rawlings Sporting Goods
MacAndrews & Forbes Holdings.............  The Coleman Co. Inc.
American Group Limited...................  Wilson Sporting Goods Co.
Cosmo World Corp. .......................  The Ben Hogan Company

                        FIREARMS AND AMMUNITION INDUSTRY

ACQUIROR                                              ACQUIRED COMPANY
--------                                              ----------------
Blount International, Inc. ..............  Federal Cartridge Company
Fleet Equity Partners Investor Group.....  Savage Industries
Clayton, Dubilier & Rice Investor
  Group..................................  Remington Arms Co.
Zilkha & Co. Investor Group..............  Colt's Manufacturing Co., Inc.
Alliant Techsystems, Inc. ...............  Astra UPC Corp.
State of Connecticut and Management
  Investor Group.........................  Colt's Firearms Division
New Haven Arms Co. ......................  U.S. Repeating Arms Co.
Tomkins plc..............................  Smith & Wesson

                           OUTDOOR PRODUCTS INDUSTRY

ACQUIROR                                           ACQUIRED COMPANY
--------                                           ----------------
U.S. Industries, Inc. ...............    True Temper Hardware
Woods Equipment Company..............    Alamo Group Inc.
Toro Co. ............................    Exmark Manufacturing Co.
Fiskars Oy AB........................    Alterra Holdings Corporation
Blount International, Inc. ..........    Frederick Manufacturing Corp. & Orbex
                                         Co.
Deere & Co. .........................    Textron Inc-Homelite Division
Barefoot Grass Lawn Svc..............    Ever-Green Lawns Corp.
Furukawa Co., Ltd. ..................    Gougler Industries Inc.
Blount International, Inc. ..........    Dixon Industries, Inc.

     Regarding the Comparable M&A Transactions and the merger, The Beacon Group, among other things, compared:

     - the Equity Consideration Value (as defined below) of the acquired companies and Blount as a multiple of LTM net income and book value; and

     - the Aggregate Consideration Value (as defined below) of the acquired companies and Blount as a multiple of the LTM sales, EBITDA, EBIT and net book capital.

     The "Equity Consideration Value" of each acquired company and Blount was calculated by multiplying the number of shares of common stock outstanding for each company by the aggregate consideration payable per share of common stock in each Comparable M&A Transaction and in the merger, adjusted to include the impact, if any, of outstanding options. The "Aggregate Consideration Value" of each acquired company and Blount was calculated by adding the Equity Consideration Value of each company to the company's Net Debt.

     The following table presents the overall ranges of the Equity Consideration Value as a multiple of net income and book value and the overall ranges of Aggregate Consideration Value as a multiple of sales, EBITDA, EBIT and net book capital for all the Comparable

M&A Transactions and the multiples of the same financial metrics for Blount based on the $30 per share merger consideration.

                               EQUITY CONSIDERATION         AGGREGATE CONSIDERATION
                              AS A MULTIPLE OF LTM:          AS A MULTIPLE OF LTM:
                              ----------------------   ---------------------------------
OVERALL COMPARABLE M&A          NET                                             NET BOOK
TRANSACTION MULTIPLES         INCOME     BOOK VALUE    SALES   EBITDA   EBIT    CAPITAL
----------------------        -------    -----------   -----   ------   -----   --------
Mean........................    19.4x        2.12x      0.96x    8.8x    10.8x    2.25x
Median......................    16.6         1.84       0.89     8.6     10.8     1.68
High........................    39.7         6.66       3.70    15.0     19.6     6.66
Low.........................    10.6         1.18       0.28     5.7      5.0     1.12
Blount Merger Consideration
  Multiples.................    18.2x        3.28x      1.54x    8.9x    11.3x    2.72x

     The Equity Consideration Value as a multiple of LTM net income and book value was not available for 22 of the Comparable M&A Transactions. Aggregate Consideration Value as a multiple of LTM sales, EBITDA, EBIT and net book capital was not available for three, 23, 19 and 24, respectively, of the Comparable M&A Transactions.

     The Beacon Group calculated implied equity per share values for Blount common stock by applying:

     - the Aggregate Consideration Value to LTM EBITDA multiples ranging from 6.0x to 9.0x,

     - the Aggregate Consideration Value to LTM EBIT multiples ranging from 8.0x to 11.0x and

     - the Equity Consideration Value to LTM net income multiples ranging from 13.3x to 19.4x, which in each case were derived from the preceding analyses, to the LTM EBITDA, LTM EBIT and LTM net income, respectively, for Blount.

     The following table presents the range of implied equity per share values for Blount common stock implied by these analyses compared with the $30 per share merger consideration:

                                                IMPLIED EQUITY PER
                                                  SHARE VALUE OF
                                                  BLOUNT COMMON
                                                      STOCK
                                                ------------------
SELECTED M&A TRANSACTION MULTIPLES APPLIED TO:   LOW         HIGH
----------------------------------------------  ------      ------
Blount LTM EBITDA...........................    $19.97      $30.48
Blount LTM EBIT.............................    $20.99      $29.25
Blount LTM Net Income.......................    $21.92      $31.97
Per Share Merger Consideration..............          $30.00

     Discounted Cash Flow Analysis. The Beacon Group performed a discounted cash flow analysis of the projected unlevered free cash flows of Blount, which is defined as cash flow available after changes in working capital, capital spending and tax obligations for the period 1999 through 2003. This analysis determines the potential value of Blount at the end of 2003 based on a multiple of projected 2003 EBITDA (a terminal multiple) discounted to the present and the present value of the unlevered free cash flows of Blount for the period 1999 through 2003. The Beacon Group based this analysis on the Blount Management Forecasts, without any discounts or adjustments to such forecasts, and a range of discount rates and terminal values to determine the theoretical present value of the entire company.

     Applying discount rates ranging from 11.5% to 15.5% and terminal value multiples of estimated Blount EBITDA in 2003 ranging from 6.0x to 8.0x, The Beacon Group calculated the theoretical implied equity per share value of Blount common stock to range from $28.43 to $41.79 per share of Blount common stock. The Beacon Group arrived at these discount rates based on its judgment of various factors, including analysis of the estimated cost of capital and capital structures of selected reasonably comparable public companies, and arrived at these terminal multiples based on its review of the trading characteristics of the common stock of selected reasonably comparable public companies and of reasonably comparable acquisitions of selected companies.

     The Beacon Group noted that a discounted cash flow analysis was generally of more significance to a strategic buyer than a financial buyer such as Lehman Brothers Merchant Banking Partners or the other alternative acquiror of Blount. The Beacon Group also noted the significant degree of dependency of the discounted cash flow analysis on the estimated terminal value and therefore on the estimated Blount EBITDA for 2003.

     Leveraged Recapitalization Analysis. The Beacon Group performed a leveraged recapitalization analysis to determine the potential implied equity value per share of Blount common stock that might be achieved in an acquisition of Blount in a leveraged recapitalization transaction based on current market conditions. In conducting this analysis, The Beacon Group utilized the Blount Management Forecasts, without any discounts or adjustments to such forecasts, and assumed that merger financing could be obtained in the high yield and bank finance markets in an amount not in excess of 5.75x the LTM EBITDA and that a minimum internal rate of return ranging from 25% to 30% on equity invested during a five year period would be required by the acquiror. This analysis resulted in an estimated implied equity value per share of Blount common stock on a leveraged recapitalization basis of approximately $30.00 to $32.00 per share. However, The Beacon Group pointed out the dependency of key financing assumptions on LTM EBITDA and the impact of the weakness of Blount's first quarter EBITDA on potential returns on equity and therefore on implied equity value per share. The Beacon Group performed an analysis of the theoretical internal rates of return to Lehman Brothers Merchant Banking Partners based on the Blount Management Forecasts, without any discounts or adjustments to such forecasts, and the proposed capital structure provided by Lehman Brothers Merchant Banking Partners for New Blount after giving effect to the merger. Employing a range of multiples of 7.0x to 8.5x to projected 2003 EBITDA, based on the assumption that Lehman Brothers Merchant Banking Partners would divest its investment in New Blount at the end of 2003, yielded implied internal rates of return of 24.9% to 31.3% to Lehman Brothers Merchant Banking Partners based on the $30 per share merger consideration. The Beacon Group determined the range of applicable multiples based on its review of the Comparable Companies and the Comparable M&A Transactions.

     Implied Business Segment Analysis. The Beacon Group performed an analysis of the implied equity value per share of Blount common stock based on separate valuations of each of Blount's three business segments. This analysis consisted of determining implied pre-tax asset values for each of the business segments based on 1998 EBITDA for each of the segments and relevant multiples of EBITDA for each of the segments selected on the basis of multiples applicable to the Comparable M&A Transactions and the Comparable

Companies and indications of interest regarding particular business segments received in the process of soliciting business combination proposals for Blount. The implied pre-tax net asset values for each of the business segments at the selected EBITDA multiples were then calculated by adjusting the aggregate of the implied pre-tax asset values for the three business segments by subtracting estimated capitalized amounts for corporate expense and by adding estimated amounts for corporate assets. The amount of Blount's Net Debt as of December 31, 1998 was then subtracted from these implied pre-tax net asset values to determine implied equity values for Blount, which when divided by the number of shares outstanding (adjusted for outstanding options) yielded implied equity values per share. Implied after-tax equity values per share of Blount common stock arising from the separate sales of the three business segments, after corporate-level tax effects, were similarly analyzed on the same basis using estimated tax basis and tax rate information supplied by Blount management.

     The following table presents the ranges of implied equity per share values for Blount common stock implied by these analyses compared with the $30 per share merger consideration:

                                               IMPLIED EQUITY PER
                                                  SHARE VALUE
                                                   OF BLOUNT
                                                  COMMON STOCK
                                               ------------------
IMPLIED BUSINESS SEGMENT ANALYSIS                LOW       HIGH
---------------------------------              -------    -------
Implied Pre-Tax Value of Blount Business
  Segments...................................  $25.56     $32.55
Implied After-Tax Value of Blount Business
  Segments...................................  $19.83     $22.99
Per Share Merger Consideration...............        $30.00

     The information above is a brief summary of the material financial analyses presented by The Beacon Group to the board of directors of Blount on March 29, 1999 and April 18, 1999. This summary does not purport to be a complete description of the analyses performed by The Beacon Group in connection with the rendering of the Beacon Opinion. The preparation of a fairness opinion is a complex analytical process involving various qualitative judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances and is not susceptible to partial analysis or summary description. The Beacon Group believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, would create an incomplete view of the process underlying the Beacon Opinion. In addition, The Beacon Group considered the significance and relevance of the results of every portion of its analyses and did not assign relative weights to any portion of its analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be The Beacon Group's view of the actual value of Blount.

     In performing its analyses, The Beacon Group made numerous assumptions regarding industry performance, general business and economic conditions and other matters, many of which are beyond the control of Blount. The analyses performed by The Beacon Group are not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. No public company utilized as a comparison is identical or directly comparable to Blount, and none of the Comparable M&A Transactions or other business combinations utilized as a comparison is identical or directly comparable to the merger and other transactions contemplated by the merger agreement. Accordingly, a purely mathematical analysis of publicly traded comparable companies and comparable business combinations resulting from the Comparable Companies and Comparable M&A Transactions analyses is not a meaningful method of using the relevant data; rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the transaction or the public trading or other values of the companies to which they are being compared.

     In connection with its analyses, The Beacon Group utilized estimates and forecasts of future operating results provided by the management of Blount, including the Blount Management Forecasts. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by the analyses. Because the analyses are inherently subject to uncertainty, being based on numerous factors or events beyond the control of Blount, neither The Beacon Group nor Blount assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. The analyses were prepared solely as part of The Beacon Group's analysis of the fairness from a financial point of view of the consideration to be received by the holders of Blount common stock (other than shares of Blount common stock held by Blount as treasury stock or by Red Dog Acquisition and other than "dissenting shares" as defined in the merger agreement) in accordance with the merger, and were provided to the Blount board of directors in connection with the delivery of the Beacon Opinion. The Beacon Group's analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may be traded in the future. In addition, the Beacon Opinion was one of many factors taken into consideration by the Blount board of directors in making its determination to approve the merger agreement. Consequently, the analyses described above should not be viewed as determinative of the opinion of either the board of directors or management of Blount regarding the value of Blount or whether either the board of directors or management of Blount would have been willing to agree to different terms for the merger.

     Fee Arrangements. In accordance with a letter agreement dated September 25, 1998, Blount paid The Beacon Group a non-refundable retainer of $100,000. In addition, in accordance with an engagement letter agreement dated October 28, 1998, Blount has agreed to pay The Beacon Group total compensation in an amount equal to 0.550% of the merger consideration, or $6,400,000, including the non-refundable retainer, if the merger is completed during the term of The Beacon Group's engagement, or, in some circumstances, if a similar transaction is completed with another party. Blount has also agreed to reimburse The Beacon Group for its reasonable out-of-pocket expenses (estimated to be approximately $150,000), including travel and assorted other expenses, and to indemnify The Beacon Group and some related persons against some liabilities in connection with their engagement, including liabilities under the federal securities laws.

     The Blount board of directors retained The Beacon Group on the basis of its experience and expertise. As part of its strategic advisory business, The Beacon Group engages in the valuation of businesses and their securities in connection with mergers and acquisitions, financings, private placements, principal investments and other purposes. The Beacon Group participated in some of the negotiations relating to the merger agreement and related transactions. R. Eugene Cartledge, who is a member of the Blount board and the executive committee of the board, is also the Chairman of the board of directors of a company controlled by an affiliate of The Beacon Group. Other than his regular compensation as a Blount director and board Chairman of the affiliate of The Beacon Group, Mr. Cartledge has not received and is not entitled to receive any compensation as a result of this relationship.

MERGER CONSIDERATION

     Except for shares owned by stockholders who do not vote in favor of or consent to the merger and who are entitled to demand appraisal rights (the "dissenting shares") and shares owned by Blount and Red Dog Acquisition, and subject to proration, each issued and outstanding share of Blount Class A common stock and Blount Class B common stock will be converted into the right to receive:

     - $30 in cash, or

     - where an election has been made and not withdrawn, two fully paid and non-assessable shares of New Blount common stock.

     Blount stockholders will be entitled to receive a total of 2,966,666 shares of common stock of New Blount in the merger, which will represent approximately 9.6% of the total outstanding shares of common stock of New Blount after the merger. If Blount stockholders elect to receive, in the aggregate, less than 2,966,666 shares, the amount of shares equal to the difference between 2,966,666 and the number of shares elected to be received will be allocated pro rata among all stockholders based on the number of shares for which an election to receive shares was not made. If Blount stockholders elect to receive, in the aggregate, more than 2,966,666 shares, then the 2,966,666 shares will be allocated pro rata among all Blount stockholders who have elected to receive shares based on the number of shares each stockholder has elected to receive. See "Risk
Factors -- As a Result of Proration, You May Not Receive the Type of Consideration You Want and Cash Payments Could Be Treated As Dividends Instead of Capital Gains" on page 18.

     The following examples illustrate the potential effects of the proration described above.

     - Example A. Holder A owns 100 shares and does not elect to receive any shares.

     If other stockholders elect to receive 2,966,666 or more shares in the aggregate, then Holder A will be entitled to receive $3,000 in cash, or $30 for each of his or her 100 shares.

     If other stockholders elect to receive fewer than 2,966,666 shares in the aggregate, then Holder A will not receive only cash for his or her 100 shares and will be required to receive some shares of New Blount common stock. In this case, each stockholder will be required to retain a small number of shares in order to increase the number of shares of New Blount common stock to 2,966,666. However, even in the case where no stockholder elects to receive shares of New Blount common stock, Holder A will still be assured of receiving at least $2,880 in cash (96 shares at $30 per share) and will be entitled to receive eight shares of New Blount common stock.

     - Example B. Holder B owns 100 shares and elects to receive 200 New Blount shares.

     If the stockholders, including Holder B, elect to receive more than 2,966,666 shares in the aggregate, the number of shares of New Blount common stock received by stockholders must be reduced to 2,966,666 and Holder B will not receive only shares of New Blount common stock and will be required to receive some cash. For example, if stockholders elected to receive 3,371,211 shares in the aggregate, each holder electing to receive shares, including Holder B, would receive only 88% (2,966,666 divided by 3,371,211) of the shares he or she elected to receive in order to reduce the number of issued shares to 2,966,666. Therefore, Holder B would receive only 176 shares (only 88% of his 100 shares would be converted into the right to receive New Blount common stock) and would be entitled to receive $360 in cash (12 shares at $30 per share). If all stockholders elect to receive shares and no cash, Holder B would receive only eight shares of New Blount common stock (only 4% of his or her 100 shares would be converted into the right to receive New Blount common stock) and would be entitled to receive $2,880 in cash.

     If the stockholders, including Holder B, elect to receive fewer than 2,966,666 shares of New Blount common stock in the aggregate, all 100 of Holder B's shares of Blount common stock will be converted into the right to receive 200 shares of New Blount common stock in the merger.

     - Example C. Holder C owns 100 shares and elects to receive 100 New Blount shares and convert 50 Blount shares into the right to receive cash.

     In the unlikely event that stockholders, including Holder C, elect to receive exactly 2,966,666 shares in the aggregate, Holder C will receive 100 shares of New Blount common stock and will be entitled to receive $1,500 in cash (50 Blount shares at $30 per share).

     If the stockholders, including Holder C, elect to receive more than 2,966,666 shares in the aggregate, then Holder C will not receive all 100 shares of New Blount common stock. For example, if stockholders elected to receive 3,371,211 shares in the aggregate, each holder, including Holder C, would receive only 88% (2,966,666 divided by 3,371,211) of the shares he or she elected to receive in order to reduce the number of received shares to 2,966,666. Therefore, Holder C would receive only 88 shares (only 88% of his or her 50 shares would be converted into the right to receive New Blount common stock) and would be entitled to receive $1,680 in cash (56 shares at $30 per share). If the stockholders, including Holder C, elected to receive more than 3,371,211 shares in the aggregate, Holder C would receive fewer shares than in the example above, but would receive a proportionately greater amount of cash.

     If the stockholders, including Holder C, elect to receive fewer than 2,966,666 shares in the aggregate, Holder C would be required to receive more than 100 shares of New Blount common stock. For example, if stockholders elected to receive 1,086,396 shares, all stockholders must collectively receive an additional 1,880,270 shares in order to reach the 2,966,666 share threshold. In this example, Holder C would be required to convert an additional share of Blount common stock (for a total of 51 shares) into the right to receive 102 shares of New Blount common stock and would be entitled to receive $1,470 in cash (49 shares at $30 per share). The additional share is calculated by multiplying the 50 shares Holder C wants to convert to cash by a fraction, the numerator of which is 940,135 (1,880,270 divided by two) and the denominator of which is the total number of outstanding shares less the number of shares for which elections to receive shares have been made. If the stockholders elected to receive fewer than 1,086,396 shares than in the example above, Holder C would receive more shares than in the example above, but would receive proportionately less cash.

     The following chart illustrates the results of the proration under basic circumstances.

                                   WHAT STOCKHOLDER IS ENTITLED TO    WHAT STOCKHOLDER IS ENTITLED TO
                                   RECEIVE IF OTHER STOCKHOLDERS      RECEIVE IF OTHER STOCKHOLDERS
STOCKHOLDER'S ELECTION WITH        ELECT TO RECEIVE 2,966,666 OR      ELECT TO RECEIVE LESS THAN
RESPECT TO 100 SHARES OF BLOUNT    MORE SHARES OF NEW BLOUNT          2,966,666 SHARES OF NEW BLOUNT
COMMON STOCK                       COMMON STOCK                       COMMON STOCK
-------------------------------    -------------------------------    -------------------------------
- All cash ($3,000)                - All cash ($3,000)                - No more than eight shares of
                                                                        New Blount common stock and
                                                                        no less than $2,880 in cash
- All shares (200 shares of New    - At least eight shares of New     - All shares (200 shares of New
  Blount common stock)               Blount common stock and no         Blount common stock)
                                     more than $2,880 in cash
- Half cash and half shares        - If all stockholders elect to     - No more than 102 shares of
  ($1,500 and 100 shares of New      receive exactly 2,966,666          New Blount common stock and
  Blount common stock)               shares of New Blount common        no less than $1,470 in cash
                                     stock, half cash and half
                                     shares ($1,500 and 100
                                     shares)
                                     Otherwise, at least two
                                     shares of New Blount common
                                     stock and no more than $2,970
                                     in cash

     Fractional shares of New Blount common stock will not be issued in the merger. Holders otherwise entitled to a fractional share of New Blount common stock will be paid cash instead of a fractional share. For more information regarding the treatment of fractional shares, see "-- Fractional Shares" on page 53.

CONVERSION/RETENTION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

     The conversion of shares of Blount common stock into the right to receive cash or the right to receive shares of New Blount common stock will occur at the completion of the merger.

     Blount has mailed a form for making a non-cash election with this proxy statement-prospectus to stockholders of record of Blount common stock. If you do not wish to receive shares of New Blount common stock in the merger, you should not submit the form of non-cash election, although this will not guarantee that you will not receive shares. See "The Merger -- Merger Consideration" on page 50.

     For a form of non-cash election to be effective, you must first properly complete the form of non-cash election. After completion, you should send the form, together with share certificates for the shares of Blount common stock for which you have elected to receive shares of New Blount common stock, to BankBoston, N.A., Blount's exchange agent at the following address: if by mail, P.O. Box 9573, Boston, MA 02266-9573, attention: Corporate Actions or, if by delivery, 100 Williams St. Galleria, New York, NY 10038 Attention: Securities Transfer and Reporting Services, Inc. c/o Equiserve, or, if by overnight courier, 40 Campanelli Drive, Braintree, MA 02184, Attention: Corporate Actions, or, if by facsimile, (781) 575-4826. BankBoston, N.A. must receive the completed form of non-cash election and share certificates by 5:00 p.m., Eastern time, on August 11, 1999, the fifth business day preceding the date of the special meeting. Please remember to endorse the Blount common stock certificates in blank or otherwise in a form that is acceptable for transfer on the books of Blount or by appropriate guarantee of delivery as described in the form of non-cash election.

     Once you surrender your outstanding certificates representing shares of Blount common stock to the exchange agent (and the exchange agent accepts those certificates), you will be entitled to receive the cash merger consideration, certificates representing the number of full shares of New Blount common stock and cash in lieu of fractional shares into which the shares formerly represented by your Blount share certificates have been converted in accordance with the merger agreement. You will receive this consideration as soon as reasonably practicable after the completion of the merger. The exchange agent will accept your certificates upon compliance with such reasonable terms and conditions as the exchange agent may impose to effect an orderly exchange in accordance with normal exchange practices. After the completion of the merger, there will be no further transfer on the records of New Blount or its transfer agent of certificates representing shares of Blount common stock which have been converted in accordance with the merger. If such certificates are presented to New Blount for transfer, they will be canceled against delivery of cash, and if appropriate, certificates for shares of New Blount common stock. Until surrendered as contemplated by the merger agreement, each certificate representing shares of Blount common stock issued and outstanding as of the completion of the merger will be considered at any time after the completion of the merger to represent only the right to receive upon surrender the consideration contemplated by the merger agreement. No interest will be paid or will accrue on any cash payable as consideration in the merger or in lieu of any fractional shares of New Blount common stock.

     No dividends or other distributions on New Blount common stock that may be issued in connection with the merger with a record date after the completion of the merger will be paid to the holder of any unsurrendered certificate. No cash payment in lieu of fractional shares will be paid to any such holder in accordance with the merger agreement until the surrender of such certificate in accordance with the merger agreement. Subject to the effect of applicable laws, following surrender of any certificate, there will be paid to the holder of any new certificate representing whole shares of New Blount common stock issued in connection with such surrendered certificates without interest:

          - at the time of such surrender, the amount of any cash payable in lieu of a fractional share of New Blount common stock to which such holder is entitled in accordance with the merger agreement and the proportionate amount of dividends or other distributions, if any, with a record date after the completion of the merger previously paid regarding whole shares of New Blount common stock, and

          - at the appropriate payment date, the proportionate amount of dividends or other distributions, if any, with a record date after the completion of the merger but prior to such surrender and a payment date subsequent to such surrender payable regarding such whole shares of New Blount common stock.

FRACTIONAL SHARES

     New Blount will not issue certificates or scrip representing fractional shares of New Blount common stock in connection with the merger. Any fractional interests will not entitle the owner of these interests to vote or to have any other rights of a stockholder of New Blount after the merger. Each Blount stockholder who would otherwise be entitled to receive a fraction of a share of New Blount common stock will be entitled to receive, in lieu of a fractional share, a cash payment, without interest, in an amount equal to the product of the fraction multiplied by $30.

GOVERNMENTAL AND REGULATORY APPROVAL

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or "HSR Act," and the rules of the Federal Trade Commission, or "FTC," the merger may not be completed until notification has been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. Blount and Red Dog Acquisition filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on May 6, 1999 and the specified waiting period expired on June 5, 1999. At any time before or, in limited circumstances, after completion of the merger, the Antitrust Division, the FTC or state attorneys' general could take such action under the antitrust laws as they consider to be necessary or desirable in the public interest, including seeking to enjoin the completion of the merger. Private parties may also seek to take legal action under the antitrust laws in limited circumstances.

     Based on the information available to them, Blount and Red Dog Acquisition believe that the merger can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the completion of the merger on antitrust grounds will not be made or that, if a challenge were made, Blount and Red Dog Acquisition would prevail or would not be required to accept certain conditions, including the divestitures of certain assets, in order to complete the merger.

APPRAISAL RIGHTS UNDER THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

     Blount stockholders have the right under Delaware law to demand that the Delaware Court of Chancery appraise the fair value of their shares and to receive payment in cash for the appraised value instead of $30 or two shares of New Blount common stock pursuant to the merger. Section 262 of the General Corporation Law of the State of Delaware, or "DGCL," governs appraisal rights. The full text of this section is reprinted as Appendix D to this proxy statement-prospectus. Because the description contained in this section is a summary, it does not contain all the information that may be important to you due to your particular circumstances. You should read carefully the entire Appendix D.

     All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of Blount common stock immediately prior to the completion of the merger as to which appraisal rights are asserted. A person having a beneficial interest in shares of Blount common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

     Under Section 262 of the DGCL, holders of shares of Blount common stock who make a written demand for appraisal prior to the vote on the merger agreement at the special meeting, who do not vote in favor of the adoption of the merger agreement and who satisfy the other requirements under Section 262 of the DGCL will have the right to have their shares of Blount common stock appraised by the Delaware Court of Chancery and to receive payment for the fair value of such shares.

     Under Section 262, Blount must notify each of the holders of shares of Blount common stock 20 days before the special meeting that appraisal rights are available. This proxy statement-prospectus constitutes the notice concerning those appraisal rights. Any stockholder who wants to exercise his or her appraisal rights should review the following discussion and Appendix D carefully because his or her rights will be forfeited under the DGCL if the procedures outlined below and in the DGCL are not followed.

     Before the taking of the vote on the merger agreement at the special meeting, Blount stockholders who wish to exercise their appraisal rights must submit a written demand for appraisal for their Blount common stock to Blount. The demand must reasonably inform Blount of the identity of the stockholder as well as the intention of the stockholder to demand an appraisal of the "fair value" of the shares held by the holder. Blount stockholders who wish to exercise their appraisal rights must hold their Blount shares of record on the date the written demand for appraisal is made and must continue to hold their shares through the completion of the merger.

     Only a holder of record of Blount common stock is entitled to assert appraisal rights for the shares of Blount common stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly as the holder's name appears on the stock certificates, and must state that the person intends to demand appraisal of the person's shares of Blount common stock in connection with the merger.

     If the Blount common stock is owned of record by a fiduciary of the stockholder, such as a trustee, guardian or custodian, the fiduciary should execute the demand for appraisal rights for the stockholder. If the shares of Blount common stock are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand for appraisal rights should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record of Blount common stock; however, the agent must identify the record owner or owners and disclose that he or she is acting as an agent for the owner or owners. A record holder such as a broker who holds shares of Blount common stock as nominee for several beneficial owners may exercise appraisal rights regarding the shares of Blount common stock held for one or more beneficial owners while not exercising such rights regarding shares of Blount common stock held for other beneficial owners; in that case, the written demand should describe the number of shares in seeking the appraisal. If no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Blount common stock held in the name of the record owner. Holders of shares of Blount common stock who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights should consult with their brokers to determine the procedures for the demand of appraisal rights. All written demands for appraisal of shares of Blount common stock must be mailed or delivered to Blount, and these demands must be received by Blount before the taking of the vote on the merger agreement at the special meeting.

     All written demands for appraisal in accordance with Section 262 should be sent or delivered to Blount at 4520 Executive Park Drive, Montgomery, Alabama 36116, Attention: Richard H. Irving, III, General Counsel.

     Within 10 days after the completion of the merger, New Blount must send a notice as to the effectiveness of the merger to each person who has satisfied the appropriate provisions of Section 262. Within 120 days after the completion of the merger, but not thereafter, New Blount or any holder of shares of Blount common stock who has appraisal rights under Section 262 and who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares. Blount is not under any obligation, and has no present intention, to file a petition regarding the appraisal of the fair value of the shares of Blount common stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time provided in Section 262.

     Within 120 days after the completion of the merger, any record holder of shares of Blount common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from New Blount a statement setting forth the aggregate number of shares of Blount common stock for which demands for appraisal have been received and the aggregate number of holders of those shares. New Blount must mail these statements within 10 days after New Blount has received the written request.

     If a Blount stockholder timely files a petition for an appraisal and a copy of the petition is served upon New Blount, New Blount will be obligated within 20 days to file with the Delaware Register in Chancery a list containing the names and addresses of all Blount stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to those stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who demanded payments for their shares to submit their stock certificates to the Register in Chancery for a notation on them of the appraisal proceeding; and if any stockholder fails to comply with this direction, the Delaware Court of Chancery may dismiss the proceedings as to the stockholder.

     After determining the former holders of Blount common stock entitled to appraisal, the Delaware Court of Chancery will appraise the "fair value" of the shares of Blount common stock. The fair value will exclude any element of value which is derived from the completion or the expectation of the merger, together with any fair rate of interest to be paid on the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares of Blount common stock as determined under Section 262 could be more than, the same as or less than the value of the consideration that they would otherwise receive in the merger if they did not seek appraisal of their shares of Blount common stock. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. More specifically, the Delaware Supreme Court has stated that: "Fair value, in an appraisal context, measures 'that which has been taken from the stockholder, viz., his proportionate interest in a going concern.' In the appraisal process the corporation is valued 'as an entity,' not merely as a collection of assets or by the sum of the market price of each share of its stock. Moreover, the corporation must be viewed as an on-going enterprise, occupying a particular market position in the light of future prospects." In addition, Delaware courts have decided that the appraisal remedy provided by statute, depending on factual circumstances, may or may not be a stockholder's exclusive remedy. The court will also determine the amount of interest, if any, to be paid on the amounts to be received by persons whose shares of Blount common stock have been appraised. The costs of the action may be determined by the court and taxed on the parties as the court considers equitable. The court may also order that all or a portion of the expenses incurred by any holder of shares of Blount common stock in connection with an appraisal, including (but not limited to) reasonable attorneys' fees and the fees and expenses of experts hired in connection with the appraisal proceeding, be charged pro rata against the value of all of the shares of Blount common stock entitled to appraisal.

     Any holder of shares of Blount common stock who has rightfully demanded appraisal in accordance with Section 262 will not, after the completion of the merger, be able to vote the shares of Blount common stock subject to the demand of appraisal for any purpose. This Blount common stock also will not be entitled to the payment of dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares of Blount common stock as of a date prior to the completion of the merger.

     If any holder of shares of Blount common stock who demands appraisal of shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of Blount common stock of that holder will be converted into the right to receive $30 in accordance with the merger agreement, as more fully described under "-- Merger Consideration." A holder of shares of Blount common stock will fail to perfect, or will effectively lose, the right to appraisal if no petition for appraisal is filed within 120 days after the completion of the merger. A holder may withdraw a demand for appraisal by delivering to Blount a written withdrawal of the demand for appraisal and acceptance of the merger, except that any attempt to withdraw made more than 60 days after the completion of the merger will require the written approval of New Blount and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

     Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights, in which event the holder shall be entitled to receive $30 per share.

     This section is a summary of the material provisions and requirements of
Section 262 of the DGCL. You should read the full text of Section 262, a copy of which is attached to this proxy statement-prospectus as Appendix D.

TREATMENT OF OPTIONS

     At the completion of the merger, each outstanding option issued by Blount to acquire shares of Blount common stock will be canceled and replaced with the right to receive a cash payment equal to the excess of $30 over the exercise price per share of Blount common stock previously subject to each option.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF NEW BLOUNT FOLLOWING THE MERGER

     The merger agreement requires all directors of Blount to resign effective as of the completion of the merger. After the completion of the merger, the board of directors of New Blount will be subject to change from time to time. The total number of members of the board of directors is expected to be reduced from the current number of eleven to five.

     The new employment agreement for John M. Panettiere, the president and chief executive officer of Blount and a member of the board, provides that Mr. Panettiere shall act as Chairman of the board of New Blount if the merger is completed. Blount has also agreed that Harold E. Layman, the chief financial officer of Blount, shall be appointed to the board of New Blount if the merger is completed.

     The current directors of Red Dog Acquisition are Alan Magdovitz and E. Daniel James. Mr. Magdovitz and Mr. James are employees of an affiliate of Lehman Brothers Merchant Banking Partners, and it is expected that each of them and at least one additional individual designated by Lehman Brothers Merchant Banking Partners will become directors of New Blount.

     Alan Magdovitz, age 42, is currently a Managing Director of Lehman Brothers Inc. and a Principal of Lehman Brothers Merchant Banking Partners. He has held these positions since December 1996. Prior to joining Lehman in December 1996, Mr. Magdovitz served as a Principal of Seaport Capital, Inc., a firm formed in 1992 to manage two private equity partnerships on behalf of Prudential Securities. From 1987 to 1992, he served as a Managing Director of Prudential Bache Interfunding, a leveraged buyout firm that invested $1.4 billion in debt and equity securities across 14 transactions. Mr. Magdovitz holds an M.B.A. from Harvard University and a B.A. with distinction from Cornell University.

     E. Daniel James, age 34, is currently a Senior Vice President of Lehman Brothers Inc. Mr. James joined Lehman in 1988. Since 1996, Mr. James has worked in Lehman's Merchant Banking Group. Prior to joining the Merchant Banking Group, Mr. James served in the Mergers & Acquisitions Group and the Financial Institutions Group.

     It is expected that most of the executive officers of Blount at the completion of the merger will be executive officers of New Blount in the same capacities following the merger, including John M. Panettiere, Harold E. Layman, James S. Osterman, Gerald W. Bersett, Donald B. Zorn, and Richard H. Irving, III, until such time as may be determined by the board of directors following the merger. See "-- Interests of Some Persons in the Merger; Conflicts of Interest" below. Biographical information regarding these individuals can be found in reports, statements and other information filed with the Commission. See "Where You Can Find More Information" beginning on page 96.

OTHER INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS

     Information concerning existing directors and executive officers of Blount and executive compensation is contained in Blount's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and Blount's Proxy Statement for Annual Meeting, filed on March 10, 1999, both of which are incorporated by reference in this proxy statement-prospectus. See "Where You Can Find More Information" on page 96.

INTERESTS OF SOME PERSONS IN THE MERGER; CONFLICTS OF INTEREST

     Some directors and executive officers of Blount may have interests which present them with potential conflicts of interest in connection with the merger. The board of directors was aware of the conflicts described below and considered them in addition to the other matters described under "-- Reasons for the Merger; Recommendation to Stockholders" on page 35.

     Shares of Blount common stock held by officers and directors of Blount will be converted into the right to receive the same consideration as shares of Blount common stock held by other stockholders. Blount stock options held by the officers and directors of Blount will be treated in the same manner as stock options held by other option holders.

     Following the merger, through the sixth anniversary of the completion of the merger, New Blount will indemnify and hold harmless each present or former officer, director or employee of Blount and its subsidiaries against all claims, losses, liabilities, damages and other costs and expenses arising out of or pertaining to

     - the fact that the indemnified party is or was an officer, director or employee of Blount or its subsidiaries or

     - matters existing or occurring prior to the merger. See "The Merger Agreement -- Indemnification and Insurance" on page 86.

     The following are summaries of employment agreements, each dated April 18, 1999, entered into by Blount with six members of senior management of Blount and other employment arrangements anticipated to be in place prior to the completion of the merger. None of these agreements or arrangements will be effective until the merger is completed, at which time the obligations of Blount under these agreements and arrangements will become the obligations of New Blount. If the merger agreement is terminated, each of these agreements and arrangements will automatically terminate. Each of these agreements has been filed with the Commission as an exhibit to the registration statement in which this proxy statement-prospectus is included.

     Agreement with John M. Panettiere. John M. Panettiere's employment agreement provides that Mr. Panettiere will be employed as Chairman of New Blount's board and as president and chief executive officer of New Blount. In exchange for these services, Mr. Panettiere will receive, among other things, a base annual salary of $875,000 (representing an increase of $75,000 as compared to his current base annual salary) with bonuses consistent with existing bonus levels and benefits under various benefit plans to be offered by New Blount to its executives. Mr. Panettiere has agreed in his employment agreement to make a minimum equity investment in New Blount equal to 60% of the aggregate amount of after tax proceeds that he receives from the cancellation of his 1,330,164 existing options to purchase Blount common stock. In addition, after the merger is completed, Mr. Panettiere will be granted non-qualified options to purchase 730,000 shares of the common stock of New Blount, which shall contain the terms described below. The term of Mr. Panettiere's employment agreement expires on July 31, 2002. Mr. Panettiere agrees that during the term of the employment agreement and for a period of 12 months following the date that the employment agreement is terminated or, if longer, the period ending on the date he no longer receives severance benefits, he will refrain from competing against New Blount. In the event that Mr. Panettiere's employment is terminated by New Blount without cause, or he resigns from employment for good reason, Mr. Panettiere will be eligible to receive, among other things, his base salary, continuing bonuses and other executive benefits, for the remaining term of his agreement.

     Agreement with Harold E. Layman. Harold E. Layman's employment agreement provides that Mr. Layman will be employed as executive vice president, finance operations and chief financial officer of New Blount. In exchange for these services, Mr. Layman will receive, among other things, a base annual salary of $334,000 with bonuses consistent with existing bonus levels and benefits under various benefit plans to be offered by New Blount to its executives. Mr. Layman has agreed in his employment agreement to make a minimum equity investment in New Blount equal to 60% of the aggregate amount of after tax proceeds that he receives from the cancellation of his 457,500 existing options to purchase Blount common stock. In addition, after the merger is completed, Mr. Layman will be granted non-qualified options to purchase 320,000 shares of the common stock of New Blount, which shall contain the terms described below. The term of Mr. Layman's employment under his employment agreement will be on a rolling two-year basis. In addition, Mr. Layman agrees that during the term of the employment agreement and for a period of 12 months following the date that the employment agreement is terminated or, if longer, the period ending on the date he no longer receives severance benefits, he will refrain from competing against New Blount. In the event that Mr. Layman's employment is terminated by New Blount without cause, or he resigns from employment for good reason, Mr. Layman will be eligible to receive, among other things, his base salary, continuing bonuses and other executive benefits for a period of 24 months from his date of termination.

     Agreement with James S. Osterman. James S. Osterman's employment agreement provides that Mr. Osterman will be employed as group president of New Blount's outdoor products segment. In exchange for these services, Mr. Osterman will receive, among other things, a base annual salary of $355,000 with bonuses consistent with existing bonus levels and benefits under various benefit plans to be offered by New Blount to executives. Mr. Osterman has agreed in his employment agreement to make a minimum equity investment in New Blount equal to 50% of the aggregate amount of after tax proceeds that he receives from the cancellation of his 252,500 existing options to purchase Blount common stock. In addition, after the merger is completed, Mr. Osterman will be granted non-qualified options to purchase 120,000 shares of the common stock of New Blount, which shall contain the terms described below. The term of Mr. Osterman's employment agreement expires on the third anniversary of the completion of the merger. In addition, Mr. Osterman agrees that during the term of the employment agreement and for a period of 12 months following the date that the employment agreement is terminated or, if longer, the period ending on the date he no longer receives severance benefits, he will refrain from competing against New Blount. In the event that Mr. Osterman's employment is terminated by New Blount without cause, or he resigns from employment for good reason, Mr. Osterman will be eligible to receive, among other things, his base salary, continuing bonuses and other executive benefits for a period of 24 months from his date of termination.

     Agreement with Gerald W. Bersett. Gerald W. Bersett's employment agreement provides that Mr. Bersett will be employed as group president of New Blount's sporting equipment segment. In exchange for these services, Mr. Bersett will receive, among other things, a base annual salary of $340,000 with bonuses consistent with existing bonus levels and benefits under various benefit plans to be offered by New Blount to its executives. Mr. Bersett has agreed in his employment agreement to make a minimum equity investment in New Blount equal to 100% of the aggregate amount of after tax proceeds that he receives from the cancellation of his 57,000 existing options to purchase Blount common stock. In addition, after the merger is completed, Mr. Bersett will be granted non-qualified options to purchase 120,000 shares of the common stock of New Blount, which shall contain the terms described below. The term of Mr. Bersett's employment under his employment agreement will be on a rolling, two-year basis. In addition, Mr. Bersett agrees that during the term of the employment agreement and for a period of 12 months following the date that the employment agreement is terminated or, if longer, the period ending on the date he no longer receives severance benefits, he will refrain from competing against New Blount. In the event that Mr. Bersett's employment under his employment agreement is terminated by New Blount without cause, or he resigns from employment for good reason, Mr. Bersett will be eligible to receive, among other things, his base salary, continuing bonuses and other executive benefits for a period of 24 months from his date of termination.

     Agreement with Donald B. Zorn. Donald B. Zorn's employment agreement provides that Mr. Zorn will be employed as group president of New Blount's industrial and power equipment segment. In exchange for these services, Mr. Zorn will receive, among other things, a base annual salary of $323,000 with bonuses consistent with existing bonus levels and benefits under various benefit plans to be offered by New Blount to executives. Mr. Zorn has agreed in his employment agreement to make a minimum equity investment in New Blount equal to 50% of the aggregate amount of after tax proceeds that he receives from the cancellation of his 257,832 existing options to purchase Blount common stock. In addition, after the merger is completed, Mr. Zorn will be granted non-qualified options to purchase 120,000 shares of the common stock of New Blount, which shall contain the

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

terms described below. The term of Mr. Zorn's employment agreement expires on the second anniversary of the completion of the merger. In addition, Mr. Zorn agrees that during the term of the employment agreement and for a period of 12 months following the date that the employment agreement is terminated or, if longer, the period ending on the date he no longer receives severance benefits, he will refrain from competing against New Blount. In the event that Mr. Zorn's employment is terminated by New Blount without cause, or he resigns from employment for good reason, Mr. Zorn will be eligible to receive, among other things, his base salary, continuing bonuses and other executive benefits for a period of 24 months from his date of termination.

     Agreement with Richard H. Irving, III. Richard H. Irving, III's employment agreement provides that Mr. Irving will be employed as senior vice president and general counsel of New Blount. In exchange for these services, Mr. Irving will receive, among other things, a base annual salary of $292,000 with bonuses consistent with existing bonus levels and benefits under various benefit plans to be offered by New Blount to its executives. Mr. Irving has agreed in his employment agreement to make a minimum equity investment in New Blount equal to 60% of the aggregate amount of after tax proceeds that he receives from the cancellation of his 231,000 existing options to purchase Blount common stock. In addition, after the merger is completed, Mr. Irving will be granted non-qualified options to purchase 100,000 shares of the common stock of New Blount, which shall contain the terms described below. The term of Mr. Irving's employment under his employment agreement will be on a rolling two-year basis. In addition, Mr. Irving agrees that during the term of the employment agreement and for a period of 12 months following the date that the employment agreement is terminated or, if longer, the period ending on the date he no longer receives severance benefits, he will refrain from competing against New Blount. In the event that Mr. Irving's employment is terminated by New Blount without cause, or he resigns from employment for good reason, Mr. Irving will be eligible to receive, among other things, his base salary, continuing bonuses and other executive benefits for a period of 24 months from his date of termination.

     New Blount Stock Options. New Blount will grant to senior management of New Blount as soon as practicable after the closing of the merger non-qualified options to purchase shares of New Blount common stock representing an aggregate of approximately 8% of New Blount's initial fully diluted common stock. One-half of these options will be "time options," and one-half of these options will be "performance options". All of the New Blount options have a term of 10 years from the date of the completion of the merger. These options are subject to earlier termination upon the occurrence of certain customary events. For example, if an executive's employment is terminated without cause, the term of the options expires one year after termination. Time options will generally vest in 20% increments over a period of five years. Performance options will generally vest in 20% increments over a period of five years so long as certain earnings targets are achieved. In any event, all performance options will generally vest on the sixth anniversary of the completion of the merger. The vesting of these options will accelerate upon the occurrence of certain customary events. For example, all time options of an executive will fully vest upon his death or disability.

     Employee Stockholders Agreement. Each employment agreement described above has annexed to it a summary of terms of an employee stockholders agreement. A definitive employee stockholders agreement is to be entered prior to the closing of the merger by Blount, Lehman Brothers Merchant Banking Partners and each executive who has executed an employment agreement. The employee stockholders agreement will restrict the transfer of

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

common stock and options of New Blount owned by these executives for a period of five years from the closing of the merger. Exceptions to this restriction include transfers to heirs and trusts, so long as the transferee agrees to be bound by the terms of the employee stockholders agreement. In addition, executives will have rights to sell their shares on a pro rata basis with Lehman Brothers Merchant Banking Partners whenever Lehman Brothers Merchant Banking Partners is selling its shares to third parties. These rights will not be available for sales of less than $100 million that Lehman Brothers Merchant Banking Partners makes during the six month period after completion of the merger. Similarly, Lehman Brothers Merchant Banking Partners has the right to cause each of the executives to sell his shares of New Blount on a pro rata basis with Lehman Brothers Merchant Banking Partners to a third party that has made an offer to purchase the shares of New Blount owned by Lehman Brothers Merchant Banking Partners. In the event that New Blount is registering its shares under the Securities Act (except for registrations related exchange offers or benefit plans) and Lehman Brothers Merchant Banking Partners is selling its shares in connection with this registration, the executives will have the right to have their shares concurrently registered and sold on a pro rata basis with Lehman Brothers Merchant Banking Partners. The common stock and options of New Blount owned by the executives will also be subject to "put" and "call" rights, which entitle New Blount to purchase from the executives, and the executives will be entitled to sell to New Blount, such common stock and options at fair market value upon the termination of the executive's employment by New Blount without "cause", by the executive for "good reason", or as a result of the executive's retirement, death or disability.

     Blount has two deferred compensation trusts which require that they be fully funded by Blount upon a change of control or threatened change of control, such as the merger. For one of these trusts, Blount has obtained waivers of these funding requirements from John M. Panettiere, Harold E. Layman, James S. Osterman and Donald B. Zorn regarding their previously unfunded deferred compensation totaling in the aggregate $14.2 million. The beneficiaries of the other trust, including Winton M. Blount, John M. Panettiere, Harold E. Layman, James S. Osterman, Donald B. Zorn, D. Joseph McInnes and Winton M. Blount III, in his capacity as a former executive of Blount, were not permitted by the terms of such trust to waive the applicable funding requirements. The aggregate amount funded under this other trust, together with the amount funded for one other beneficiary under the former trust, equaled $10.4 million.

     The six executive officers listed above plus some other members of senior management of Blount have existing employment agreements entitling them to enhanced severance benefits, following a change of control, such as the merger, Blount or its successors were to materially breach their agreements or if they terminate their employment for "good reason".

     In connection with the merger, and after the amount of consideration in the merger and the other principal terms and conditions of the merger agreement had been agreed by Blount and Lehman Brothers Merchant Banking Partners, Lehman Brothers Merchant Banking Partners and Winton M. Blount, the Chairman of the board of directors and controlling stockholder of Blount, agreed that Mr. Blount would be retained to provide consulting services to New Blount for a period of two years in exchange for total compensation of $1,000,000 ($500,000 per year), the right to continue to occupy the office space after the merger which he is currently occupying, continued administrative and secretarial services and the right to use the corporate aircraft for personal use of up to 75 hours per year so long as he pays the agreed upon cost of such use. In addition, Mr. Blount, who has been employed by Blount for 54 years, will receive a severance

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benefit calculated in a manner consistent with Blount's standard policy, payable in January 2000, of $1,566,333.

     The Blount Holding Company, a limited partnership controlled by Winton M. Blount and which is the principal stockholder of Blount, and Blount have entered into an escrow and termination of indemnification agreement for which The Blount Holding Company has been released from its agreement entered into in connection with a corporate reorganization of Blount in 1995 to indemnify Blount for some possible liabilities associated with matters arising prior to the 1995 reorganization. The Blount Holding Company was released from its indemnity on May 5, 1999 after it deposited into escrow a mutually agreed upon amount for the benefit of Blount. The amount deposited into escrow to be held and disbursed in accordance with the escrow agreement was $100,000, representing the maximum estimated indemnification obligation of The Blount Holding Company for any known potential liabilities.

STOCK EXCHANGE LISTING

     Blount expects that the New Blount common stock will be listed on the New York Stock Exchange for at least three years after the merger. After the merger, New Blount will use its reasonable best efforts to maintain the listing of the New Blount common stock on the New York Stock Exchange for at least three years. If the New Blount shares are subsequently determined to be ineligible for listing on the New York Stock Exchange, New Blount will use its reasonable best efforts to cause the New Blount shares to be accepted for quotation on the NASDAQ Stock Market for at least three years. However, we cannot guarantee that New Blount shares will be listed on the New York Stock Exchange or quoted on the NASDAQ Stock Market. Blount stockholders who receive shares of New Blount common stock after the merger may experience reduced liquidity as to their New Blount common stock. See also "Risk Factors -- Loss of Liquidity May Make It Difficult for You to Sell Shares and Could Result in Increased Volatility of Market Prices" on page 17.

RESALE OF NEW BLOUNT COMMON STOCK AFTER THE MERGER

     The New Blount common stock to be issued in the merger will be freely transferable, except that shares of New Blount common stock received by any stockholder who may be considered an "affiliate", as the term is defined under the Securities Act of 1933, of Blount or New Blount may be resold by the stockholder only in transactions permitted by the resale provisions of Rule 145, Rule 144 in the case of persons who become affiliates of New Blount, or as otherwise permitted under the Securities Act of 1933. Federal securities laws generally consider directors, certain executive officers and beneficial owners of 10% or more of a class of capital stock of a company as "affiliates" of that company. This proxy statement-prospectus does not cover sales of New Blount common stock received by any person in the merger who may be deemed to be an affiliate of New Blount. In addition, some members of the management will be subject to further restrictions on their ability to sell shares of New Blount common stock in accordance with the employee stockholders agreement as described under " -- Interests of Some Persons in the Merger; Conflicts of Interest" on page 58.

MERGER FINANCINGS

     New Blount, through its principal operating subsidiary, expects to incur at least $725 million of funded long-term debt and Lehman Brothers Merchant Banking Partners and its affiliated co-investors expect to make an equity investment in New Blount, in connection

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with the merger, of approximately $417.5 million, less the amount of any equity investments in New Blount made by members of the senior management of Blount, which is expected to be approximately $15 million. These amounts will be used to:

     - fund payment of the cash consideration in the merger;

     - repay or repurchase indebtedness of Blount; and

     - pay the fees and expenses incurred in connection with the merger.

     The transactions contemplated by the merger agreement are expected to be funded by at least $400 million of bank borrowings by New Blount in accordance with senior secured credit facilities with a group of lenders arranged and syndicated by Lehman Brothers Inc. and Lehman Commercial Paper Inc. and approximately $325 million in senior subordinated notes to be placed or underwritten by Lehman Brothers Inc. New Blount also expects to enter into a $100 million senior secured revolving credit facility with a group of lenders arranged and syndicated by Lehman Brothers Inc. and Lehman Commercial Paper Inc. to provide any additional funding necessary for the merger and for New Blount's working capital requirements following the merger. Red Dog Acquisition has received executed commitment letters from Lehman Brothers Inc. and Lehman Commercial Paper Inc. regarding the debt portion of the merger financings. These commitment letters are subject to customary conditions, including the negotiation and signing of definitive agreements.

     The merger financing documents will include covenants that will require New Blount to meet some financial ratios and financial conditions that may require that New Blount take action to reduce debt or to act in a manner contrary to its business objectives. In addition, the new financing documents will contain some restrictions that may affect our operations, including New Blount's ability to incur additional indebtedness and make acquisitions and capital expenditures beyond a certain level.

     One of Red Dog Acquisition's closing conditions under the merger agreement provides that Blount must receive the merger financing on the terms and conditions contained in the commitment letters or upon terms and conditions that are substantially equivalent or reasonably satisfactory to Red Dog Acquisition. If the terms and conditions of the merger financing are not the same as or substantially equivalent to those contained in the commitment letters, they could nonetheless be reasonably satisfactory to Red Dog Acquisition. For example, Blount could obtain overall indebtedness that consists of different portions of senior secured and senior subordinated indebtedness than as provided for by the commitment letters but which is still reasonably satisfactory to Red Dog Acquisition. If Lehman Brothers Merchant Banking Partners is not able to arrange the merger financing on the terms and conditions provided for in the commitment letters or on other terms and conditions that are substantially equivalent or reasonably satisfactory, then Red Dog Acquisition will not be required to complete the merger. Such a situation could cause the parties to modify or renegotiate the provisions of the merger agreement and could result in a reduction of the merger consideration. Any amendment to the merger agreement that alters or changes the merger consideration or which would adversely affect Blount stockholders and, to the extent required by applicable law, other modifications or waivers of the closing condition regarding the merger financing will be subject to the further approval of Blount stockholders.

     In connection with the merger, New Blount will assume Blount's existing guarantee of $150 million of outstanding Senior Notes due 2005 of Blount, Inc., a direct wholly owned subsidiary of Blount.

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CONVERSION OF RED DOG ACQUISITION STOCK

     In the merger, the shares of stock of Red Dog Acquisition issued and outstanding immediately prior to the completion of the merger will be converted into a number of shares of New Blount common stock equal to (1) $417.5 million, less the amount of any equity investments in New Blount made by members of senior management of Blount, which is expected to be approximately $15 million, divided by 30 (2) multiplied by two. Assuming the senior management's contribution equals $15 million, Lehman Brothers Merchant Banking Partners and its affiliated co-investors are expected to hold 26,833,334 shares, or approximately 87.1% of the outstanding shares, and those members of senior management are expected to hold 1,000,000 shares, or 3.3% of the outstanding shares, in addition to any shares received by the management as a result of the conversion of their shares of Blount common stock in the merger. The amount of Lehman Brothers Merchant Banking Partners' and its affiliated co-investors' equity contribution and the number of shares of New Blount common stock they obtain could be higher or lower in immaterial amounts depending on the ultimate amount of the management contribution.

     It is anticipated that Lehman Brothers Merchant Banking Partners will transfer some of its ownership interests in New Blount immediately following the merger to some of its affiliated co-investors.

ACCOUNTING TREATMENT

     In the merger, Blount will continue as the surviving company and the proceeds resulting from new indebtedness and equity investments will be used to acquire Blount's common stock. As a result of the merger, New Blount will be approximately 9.6% owned by existing stockholders of Blount and approximately 90.4% owned by Lehman Brothers Merchant Banking Partners, its affiliated co-investors and some members of senior management. Because Lehman Brothers Merchant Banking Partners, its affiliated co-investors will acquire, for accounting purposes, less than substantially all of Blount's common stock, the merger will be accounted for as a recapitalization under generally accepted accounting principles. As a result, "push-down" accounting is not required, and, accordingly, the historical basis of Blount's assets and liabilities will not be impacted by the transaction. If push-down accounting were required, substantial goodwill would be created in the transaction. The amortization of this goodwill would have a significant negative impact on New Blount's reported financial results in future years. The closing of the merger is conditioned upon Red Dog Acquisition being reasonably satisfied that the merger will be recorded as a recapitalization for financial reporting purposes.

CONDUCT OF BUSINESS PENDING THE MERGER

     In accordance with the merger agreement, Blount has agreed that prior to the completion of the merger agreement its business and that of its subsidiaries will be conducted in its ordinary course of business consistent with past practice. See "The Merger Agreement -- Covenants" on page 83.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     In the opinion of Simpson Thacher & Bartlett, the following are, under currently applicable law, the material U.S. federal income tax considerations generally applicable to the merger to a stockholder who holds Blount common stock as a capital asset. The tax treatment described in this section may vary depending upon each stockholder's particular circumstances and tax position. Some stockholders, including insurance companies, tax-

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exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States, stockholders who do not hold their shares as capital assets and stockholders who have acquired their existing stock upon the exercise of options or otherwise as compensation, may be subject to special rules not discussed below. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, which we will refer to in this document as the "Code," and regulations, rulings and judicial decisions under the Code as of the date of this proxy statement-prospectus. These authorities may be repealed, revoked or modified with the result that the U.S. federal income tax consequences may be different from those discussed below. In addition, this discussion does not address any applicable foreign, state, local or other tax laws. EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS.

     Characterization of the Merger for U.S. Federal Income Tax Purposes. For U.S. federal income tax purposes, Red Dog Acquisition will be disregarded as a transitory entity. As a result, a stockholder will be treated as receiving a portion of the cash consideration for his or her Blount common stock from Lehman Brothers Merchant Banking Partners and a portion from Blount. Blount intends to take the position that the portion of the cash consideration received by a stockholder from Lehman Brothers Merchant Banking Partners will be a percentage of such cash consideration equal to:

     - the amount contributed to Red Dog Acquisition by Lehman Brothers Merchant Banking Partners divided by

     - the aggregate amount of cash paid to all stockholders.

The remainder of the cash consideration received by the stockholder will be treated as paid by Blount.

     A stockholder will recognize capital gain or loss on the shares of Blount common stock treated as sold to Lehman Brothers Merchant Banking Partners equal to the excess of the cash received for those shares over their adjusted tax basis. The gain or loss will be long-term capital gain or loss if those shares have been held by the stockholder for more than one year.

     A stockholder who receives from Blount only cash and no shares of New Blount common stock will be treated as having received the cash in a redemption. It is unclear whether the cash paid by Blount to stockholders who also receive New Blount common stock will be treated as paid in redemption of a portion of their Blount common stock or as part of a transaction treated as a recapitalization for tax purposes. The difference between redemption and recapitalization treatment is as described below.

     Redemption. If the cash is treated as received in a redemption, a stockholder will recognize capital gain or loss equal to the difference between the cash received from Blount and the adjusted tax basis of the shares redeemed, provided that, under section 302 of the Code, the receipt of cash:

     - is "not essentially equivalent to a dividend" for the stockholder;

     - is "substantially disproportionate" for the stockholder; or

     - results in a "complete termination" of the stockholder's equity interest in Blount.

The gain generally will be long-term capital gain if Blount common stock has been held by the stockholder for more than one year.

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

     In determining whether any of the section 302 tests is satisfied, stockholders must take into account not only the New Blount common stock that they actually own, but also any New Blount common stock they are treated as owning under the constructive ownership rules described in section 318 of the Code. Under these constructive ownership rules, a stockholder is treated as constructively owning any New Blount common stock that is owned by certain related individuals or entities and any New Blount common stock that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security.

     A stockholder will satisfy the "not essentially equivalent to a dividend" test if the reduction in the stockholder's proportionate interest in Blount resulting from the merger constitutes a "meaningful reduction" given the stockholder's particular facts and circumstances. Even a small reduction in a stockholder's proportionate equity interest may satisfy this test.

     A stockholder will satisfy the "substantially disproportionate" test if the percentage of the then outstanding New Blount common stock actually and constructively owned by the stockholder immediately after the completion of the merger is less than 80% of the percentage of the Blount common stock actually and constructively owned by the stockholder immediately before the completion of the merger.

     A stockholder who receives New Blount common stock may be able to satisfy the "complete termination" test if the stockholder sells or otherwise disposes of all of the New Blount common stock for cash contemporaneously with the completion of the merger.

     If none of the section 302 tests is satisfied, no loss would be recognized, and the entire amount of cash received by the stockholder from Blount would be treated as the distribution of a dividend, subject to tax as ordinary income, to the extent of Blount's current and accumulated earnings and profits, then as a tax-free return of capital to the extent of the stockholder's adjusted tax basis in the shares redeemed and then as capital gain. In the case of a corporate stockholder, if the cash paid is treated as a dividend, such dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate stockholder does not satisfy certain holding period requirements regarding the Blount common stock or if the Blount common stock is treated as "debt financed portfolio Blount common stock" within the meaning of Section 246A(c) of the Code. Additionally, if a dividends-received deduction is available, the dividend may be treated as an "extraordinary dividend" under
Section 1059(a) of the Code, in which case a corporate stockholder's adjusted tax basis in the Blount common stock received by such stockholder would be reduced, but not below zero, by the amount of the nontaxed portion of such dividend and any excess will be treated as gain from the sale of the Blount common stock. Corporate stockholders are urged to consult their own tax advisors as to the effect of Section 1059 of the Code on the adjusted tax basis of their Blount common stock.

     No gain or loss will be recognized on the exchange of New Blount common stock for Blount common stock. The adjusted tax basis of each share of Blount common stock exchanged must be allocated equally between the two shares of New Blount common stock received.

     Recapitalization. If the cash is treated as received in a recapitalization for tax purposes, a stockholder who receives New Blount common stock and cash in exchange for his or her Blount common stock will recognize gain, but not loss, on the exchange equal to the lesser of:

     - the cash received from Blount or

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

     - the excess of (x) the sum of the cash received from Blount plus the fair market value of the New Blount common stock received by the stockholder over (y) the stockholder's aggregate adjusted tax basis in his or her Blount common stock (not including any tax basis attributable to Blount common stock treated as sold to Lehman Brothers Merchant Banking Partners).

Any such gain will be capital gain provided that one of the section 302 tests described above is satisfied. The gain generally will be long-term capital gain if Blount common stock has been held by the stockholder for more than one year. If none of the section 302 tests is satisfied, the gain would be treated as the distribution of a dividend, subject to tax as ordinary income, to the extent of the stockholder's ratable share of Blount's undistributed earnings and profits and then as capital gain. In the case of a corporate stockholder, if the cash paid is treated as a dividend, such dividend income may be eligible for the 70% dividends-received deduction. See the discussion of the dividends-received deduction under "-- Redemption" above.

     The aggregate adjusted tax basis of the New Blount common stock received by a stockholder will be equal to (1) the stockholder's aggregate adjusted tax basis in his or her Blount common stock (not including any tax basis attributable to Blount common stock treated as sold to Lehman Brothers Merchant Banking Partners) increased by (2) the amount of gain recognized by the stockholder on such Blount common stock, and decreased by (3) the cash received by the stockholder from Blount. The holding period for the New Blount common stock will include the period that the stockholder held the Blount common stock for which it was exchanged.

     Foreign Stockholders -- Withholding. The following is a general discussion of certain U.S. federal withholding tax requirements that may be applicable to consideration payable to foreign stockholders in the merger. For this purpose, a foreign stockholder is any person who is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust.

     In the case of any foreign stockholder, the exchange agent will withhold 30% of the amount paid by Blount for the Blount common stock of the stockholder in order to satisfy certain U.S. withholding requirements, unless the foreign stockholder proves in a manner satisfactory to Blount and the exchange agent that:

     - the disposition of his or her Blount common stock will qualify for capital gain treatment, rather than dividend treatment, in which case no withholding will be required;

     - the foreign stockholder is eligible for a reduced tax treaty rate for dividend income, in which case the exchange agent will withhold at the reduced treaty rate; or

     - no U.S. withholding is otherwise required.

     Foreign stockholders should consult their own tax advisors regarding the application of these withholding rules.

     Backup Withholding. Some holders of Blount common stock may be subject to backup withholding at a rate of 31% on cash received by the stockholders. Backup withholding will not apply, however, to a stockholder who:

     - is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or

     - provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

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

Any amount withheld under these rules will be credited against the stockholder's U.S. federal income tax liability, provided that certain required information is furnished to the IRS. A stockholder who does not provide his or her correct taxpayer identification number may be subject to penalties imposed by the IRS.

     THOUGH THE DISCUSSION ABOVE DESCRIBES THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE MERGER, THE DISCUSSION DOES NOT ADDRESS EVERY FEDERAL INCOME TAX CONCERN WHICH MAY BE APPLICABLE TO A PARTICULAR STOCKHOLDER. EACH STOCKHOLDER IS URGED TO CONSULT THE STOCKHOLDER'S OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO THE STOCKHOLDER, IN THE LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES, OF THE DISPOSITION OF BLOUNT COMMON STOCK IN ACCORDANCE WITH THE MERGER.

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             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The following pages contain the unaudited pro forma condensed consolidated financial statements of Blount which have been derived by the application of pro forma adjustments to Blount's historical audited and unaudited consolidated financial statements incorporated by reference in this proxy statement-prospectus. The pro forma financial statements have been prepared giving effect to the merger and merger financings, accounting for the merger as a recapitalization under generally accepted accounting principles and giving effect to the other adjustments described in the notes accompanying the pro forma financial statements found on pages 72 and 76. Accordingly, the historical basis of Blount's assets and liabilities has not been impacted by the merger and related transactions.

     The pro forma condensed consolidated balance sheet gives effect to the merger, the recapitalization and related transactions as of March 31, 1999. The pro forma condensed consolidated statements of income give effect to the merger and related transactions as if such transactions were completed as of the beginning of 1998. You should not consider the pro forma condensed consolidated financial statements indicative of actual results that would have been achieved had the merger and related transactions been completed on the dates indicated. The pro forma condensed consolidated financial statements do not purport to indicate balance sheet data or results of operations as of any future date or for any future period.

     You should read this data in conjunction with Blount's historical financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated in this proxy statement- prospectus by reference. See "Where You Can Find More Information" on page 96.

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

                         UNAUDITED PRO FORMA CONDENSED
                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1999

                                                                  PRO FORMA
                                             BLOUNT      ----------------------------
                                           HISTORICAL    ADJUSTMENTS      AS ADJUSTED
                                           ----------    -----------      -----------
                                                     (amounts in thousands)
ASSETS
Current assets:
  Cash and cash equivalents..............   $ 13,582      $ (13,582)(1)   $        0
  Account receivable.....................    173,287                         173,287
  Inventories............................    122,327                         122,327
  Deferred income taxes..................     22,024                          22,024
  Other current assets...................      5,624         20,990(2)        26,614
                                            --------      ---------       ----------
          Total current assets...........    336,844          7,408          344,252
Property, plant and equipment, net.......    177,556                         177,556
Cost in excess of net assets of acquired
  businesses, net........................    113,746                         113,746
Other assets.............................     43,790         29,290(3)        73,080
                                            --------      ---------       ----------
Total assets.............................   $671,936      $  36,698       $  708,634
                                            ========      =========       ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIT)
Current liabilities:
  Notes payable and current maturities of
     long-term debt......................   $    619      $  24,119(4)    $   24,738
  Accounts payable.......................     29,968                          29,968
  Accrued expenses.......................     60,378                          60,378
                                            --------      ---------       ----------
          Total current liabilities......     90,965         24,119          115,084
Long-term debt, exclusive of current
  maturities.............................    161,650        711,959(4)       873,609
Deferred income taxes, exclusive of
  current portion........................     13,108                          13,108
Other liabilities........................     45,679                          45,679
                                            --------      ---------       ----------
          Total liabilities..............    311,402        736,078        1,047,480
Stockholders' equity (deficit)...........    360,534       (699,380)(5)     (338,846)
                                            --------      ---------       ----------
Total liabilities and stockholders'
  equity (deficit).......................   $671,936      $  36,698       $  708,634
                                            ========      =========       ==========

See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
              (AMOUNTS IN TABLES IN THOUSANDS, EXCEPT SHARE DATA)

(1) The estimated sources and uses of cash required to complete the merger as of March 31, 1999 are as follows:

Sources:
  Capital contribution -- Lehman Brothers Merchant Banking
     Partners..............................................  $  402,500
  Capital contribution -- Blount management................      15,000
  Senior term loans........................................     400,000
  Senior subordinated notes................................     325,000
  Revolving credit facility................................      24,715
  Reduction of existing Blount cash and cash equivalents...      13,582
                                                             ----------
          Total sources....................................  $1,180,797
                                                             ==========
Uses:
  Payment of cash merger consideration (35,578,963 shares
     at $30 per share).....................................  $1,067,369
  Settlement of stock options outstanding..................      51,903
  Payoff of existing Blount debt -- net of restricted cash
     of $3,461.............................................      10,176
  Estimated transaction fees and costs.....................      48,070
  Additional funding of executive benefits and benefits
     protection trusts.....................................       3,279
                                                             ----------
          Total uses.......................................  $1,180,797
                                                             ==========

     In addition, equity of Blount's existing stockholders in the amount of $44.5 million, representing 1,483,333 shares at $30 per share, and Blount's existing senior notes of $148.6 million are assumed to have been carried forward to the recapitalized New Blount. The actual components of the estimated sources and uses may ultimately be different than the preceding estimates.

(2) The estimated tax benefit of deductible merger related expenses not capitalized is:

Transaction fees and costs..................................  $ 3,000
Settlement of stock options outstanding.....................   51,903
Write-off of existing deferred financing costs..............      334
                                                              -------
          Total expenses....................................  $55,237
Estimated effective tax rate................................       38%
                                                              -------
Estimated tax benefit.......................................  $20,990
                                                              =======

              (AMOUNTS IN TABLES IN THOUSANDS, EXCEPT SHARE DATA)

(3) The estimated net increase in other assets consists of:

Estimated deferred financing costs associated with the issue
  of new debt...............................................    $29,806
Write-off of deferred financing costs associated with the
  existing Blount debt to be repaid and with the
  cancellation of Blount's existing $150 million revolving
  credit facility...........................................       (334)
Use of restricted industrial development revenue bond cash
  funds to retire the related debt..........................     (3,461)
Additional funding of executive benefits and benefits
  protection trusts.........................................      3,279
                                                                -------
          Increase in other assets..........................    $29,290
                                                                =======

(4) The estimated net increase in debt consists of:

Issue of new senior term loans..............................  $400,000
Issue of new senior subordinated notes......................   325,000
New revolving credit facility (classified as a current
  liability)................................................    24,715
Retirement of existing Blount debt -- principally industrial development revenue bonds (including current portion of
  $596).....................................................   (13,637)
                                                              --------
          Increase in debt..................................  $736,078
                                                              ========

(5) The pro forma net reduction in stockholders' equity of $(699,380) results from:

Payment of cash merger consideration......................  $(1,067,369)
Settlement of stock options outstanding, net of tax.......      (32,180)
Transaction fees and costs not capitalized, net of tax....      (17,124)
Write-off of existing deferred financing costs, net of
  tax.....................................................         (207)
Less:
Capital contribution -- Lehman Brothers Merchant Banking
  Partners................................................      402,500
Capital contribution -- Blount management.................       15,000
                                                            -----------
                                                            $  (699,380)
                                                            ===========

                         UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1998

                                                              PRO FORMA
                                      BLOUNT       --------------------------------
                                    HISTORICAL     ADJUSTMENTS(1)       AS ADJUSTED
                                    -----------    --------------       -----------
                                       (amounts in thousands, except share data)
Sales.............................  $   831,930                         $   831,930
Cost of sales.....................      573,658                             573,658
                                    -----------                         -----------
Gross profit......................      258,272                             258,272
Selling, general and
  administrative expenses.........      143,703       $ (1,460)(2)          142,243
Infrequent or non-recurring items:
  Strategic review costs (merger
     expenses)....................          334           (334)(2)                0
  Plant closing expenses and
     organizational consolidation
     costs........................          575                                 575
                                    -----------       --------          -----------
Income from operations............      113,660          1,794(2)           115,454
Interest expense..................      (14,323)       (73,595)(3)          (87,918)
Interest income...................        2,549         (2,549)(3)                0
Other income, net.................          332                                 332
                                    -----------       --------          -----------
Income before income taxes and
  extraordinary loss..............      102,218        (74,350)              27,868
Provision for income taxes........       38,942        (28,380)(4)           10,562
                                    -----------       --------          -----------
Income before extraordinary
  loss............................  $    63,276       $(45,970)         $    17,306
                                    ===========       ========          ===========
Earnings per share before
  extraordinary loss:
  Basic...........................  $      1.69                         $      0.56
                                    ===========                         ===========
  Diluted.........................  $      1.65                         $      0.56
                                    ===========                         ===========
Shares for EPS computations:
  Basic EPS -- Weighted average
     shares outstanding...........   37,371,647                          30,800,000
  Dilutive effect of stock
     options......................    1,022,210
                                    -----------                         -----------
  Diluted EPS.....................   38,393,857                          30,800,000
                                    ===========                         ===========
EBITDA(5).........................  $   143,954       $  1,794(2)       $   145,748
                                    ===========       ========          ===========

See Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income

                         UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1999

                                                               PRO FORMA
                                      BLOUNT       ----------------------------------
                                    HISTORICAL     ADJUSTMENTS(1)        AS ADJUSTED
                                    -----------    --------------       -------------
                                        (amounts in thousands, except share data)
Sales.............................  $   185,103                          $   185,103
Cost of sales.....................      131,524                              131,524
                                    -----------                          -----------
Gross profit......................       53,579                               53,579
Selling, general and
  administrative expenses.........       34,960           (245)(2)            34,715
Infrequent or non-recurring items:
  Strategic review costs (merger
     expenses)....................          650           (650)(2)                 0
  Plant closing expenses and
     organizational consolidation
     costs........................          637                                  637
  Non-cash charitable
     contributions................        1,495                                1,495
                                    -----------       --------           -----------
Income from operations............       15,837            895(2)             16,732
Interest expense..................       (3,510)       (18,453)(3)           (21,963)
Interest income...................          629           (629)(3)                 0
Other expense, net................          (49)                                 (49)
                                    -----------       --------           -----------
Income before income taxes........       12,907        (18,187)               (5,280)
Provision (benefit) for income
  taxes...........................        4,064         (7,158)(4)            (3,094)
                                    -----------       --------           -----------
Net income (loss).................  $     8,843       $(11,029)          $    (2,186)
                                    ===========       ========           ===========
Earnings (loss) per share:
  Basic...........................  $      0.24                          $     (0.07)
                                    ===========                          ===========
  Diluted.........................  $      0.23                          $     (0.07)
                                    ===========                          ===========
Shares for EPS computations:
  Basic EPS -- Weighted average
     shares outstanding...........   37,061,509                           30,800,000
  Dilutive effect of stock
     options......................      998,258
                                    -----------                          -----------
  Diluted EPS.....................   38,059,767                           30,800,000
                                    ===========                          ===========
EBITDA(5).........................  $    23,467       $    895(2)        $    24,362
                                    ===========       ========           ===========

See Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(1) A pretax amount of approximately $70.5 million representing transaction fees and costs not capitalized, the settlement of outstanding stock options and write-off of existing deferred financing costs will be reflected as an expense to Blount in the period the merger is completed and has not been included as a pro forma adjustment in the pro forma condensed consolidated statements of income.

     Management continuously reviews for potential cost reductions. At any time in this review process, there are projects that will begin in the near future, and projects that are under study and consideration for future implementation. At the present time, the status of that review process is as follows ($ in millions):

                                                      EXPECTED
                                         ESTIMATED     ANNUAL
                                           COSTS      SAVINGS           TIMING
                                        -----------   --------   ---------------------
PROJECTS RECENTLY COMPLETED
  Consolidation of sales and marketing
     organizations of the sporting
     equipment segment in the fourth
     quarter of 1998 following
     November 1997 acquisition of
     Federal Cartridge Company. Costs
     incurred, primarily severance,
     were recognized in the fourth                               Completed December
     quarter of 1998.                          $0.6     $1.0     1998.
  Consolidation of raw materials
     purchasing within the sporting
     equipment segment was completed
     in the third quarter of 1998.
     This consolidation involved no
     cost, but based on 1998 volumes,
     annual savings from combined
     purchasing of common raw
     materials would be $1.0 million
     with $0.3 million achieved in
     1998. Consolidation of production
     at the lowest cost facility and
     the elimination of outsourcing in
     the sporting equipment segment
     was completed in the third
     quarter of 1998 at a cost of less
     than $0.1 million. Outsourcing of
     pistol bullet plating eliminated
     due to available capacity at
     Federal Cartridge Company and
     consolidation of the production
     of some ammunition of Lewiston
     operations results in annual
     savings of $1.7 million with $0.5
     million achieved in the second                              Third quarter of
     half of 1998.                             $0.1     $2.7     1998.

                                                      EXPECTED
                                         ESTIMATED     ANNUAL
                                           COSTS      SAVINGS           TIMING
                                        -----------   --------   ---------------------
PROJECTS UNDERWAY
  Closing of one industrial and power
     equipment segment manufacturing
     facility and consolidation within
     two existing facilities. Costs of
     $0.6 million, primarily
     severance, were recognized in the
     first quarter of 1999. Costs of
     $1.3 million, primarily in moving
     inventory and equipment and plant
     rearrangement expenses, were
     recognized in the second quarter
     of 1999. Remaining costs will be
     recognized in the third quarter                             Began March 1999 --
     when expected savings will begin                            completion expected
     to be realized.                    $2.0 - $2.1     $3.1     July 1999.
  Closing of a smaller manufacturing
     facility in the industrial and
     power equipment segment and
     outsourcing manufacturing of
     components. Estimated costs of
     $0.1 million were recorded in the
     second quarter of 1999. The
     remaining costs will be
     recognized in the third quarter
     of 1999 when the expected savings                           Completion in third
     will begin to be realized.                $0.2     $0.6     quarter 1999.
PROJECTS TO BEGIN IN NEAR FUTURE
  Elimination of the office of the
     Chairman, consolidation of
     similar corporate and segment
     functions, and outsourcing of
     corporate administrative
     functions following the merger.
     Approximately $3.7 million of the
     costs to be incurred (severance
     and consulting) will be
     recognized in the third quarter
     of 1999. Remaining costs are
     expected to be recognized in the
     fourth quarter of 1999 when
     expected savings will begin to be
     recognized. The expected savings
     do not include the payroll costs
     of the office of the Chairman                               Begin August 1999 --
     which are in the pro-forma                                  completion expected
     financials (see note 2).           $4.1 - $5.0     $5.8     January 2000.

     These expected annual savings are not included in the pro forma adjustments to the pro forma condensed consolidated statements of income for the year ended December 31, 1998 and the three months ended March 31, 1999. The savings from the projects recently completed are reflected in Blount's historical consolidated financial statements as noted above.

PROJECTS UNDER REVIEW AND CONSIDERATION

     Studies are underway to evaluate distribution processes and distribution facility needs. These studies are expected to be completed in late 1999 with implementation beginning in 2000 and completion expected in 2001. Preliminary estimates indicate potential annual savings of from $2 to $4 million with implementation expenses of $1.5 to $2.5 million. Until such time as the studies are completed and implemented, no assurance can be given that these savings can be achieved or that these projects will be implemented. Actual results could vary significantly from our estimate.

(2) To recognize payroll cost savings from the elimination of the office of the Chairman of Blount and eliminate non-recurring strategic review costs (merger expenses) as follows:

                                                               THREE MONTHS
                                            YEAR ENDED            ENDED
                                         DECEMBER 31, 1998    MARCH 31, 1999
                                         -----------------    --------------
                                               (AMOUNTS IN THOUSANDS)
Elimination of payroll costs of the
  office of the Chairman of Blount.....       $(1,460)            $(245)
Strategic review costs (merger
  expenses)............................          (334)             (650)
                                              -------             -----
Adjustments to income from operations
  and EBITDA...........................       $(1,794)            $(895)
                                              =======             =====

    The duties of the Chairman now performed by Mr. Blount will be assumed by Mr. Panettiere who is President and Chief Executive Officer. Management believes that no other amounts would have been affected as a result of this change.

(3) Adjustments to reflect the estimated increase in interest expense and reduction in interest income resulting from the merger and transactions. Interest rates assumed on the new indebtedness were 8.0%, 8.5% and 10.5% on the revolving credit facility, senior term loans and senior subordinated notes, respectively.

    The pro forma adjustments to interest expense for the periods presented reflect the following items:

                                                               THREE MONTHS
                                            YEAR ENDED            ENDED
                                         DECEMBER 31, 1998    MARCH 31, 1999
                                         -----------------    --------------
                                               (AMOUNTS IN THOUSANDS)
Interest expense on existing senior
  debt ($150 million at 7%)............      $(10,500)           $ (2,625)
Interest expense on new senior term
  loans ($400 million at 8.5%).........       (34,000)             (8,500)
Interest expense on new senior
  subordinated notes ($325 million at
  10.5%)...............................       (34,125)             (8,531)
Interest expense on new revolving
  credit facility ($24.7 million at
  8%)..................................        (1,977)               (494)
Amortization of new deferred financing
  costs................................        (3,631)               (908)
Other interest expense.................        (3,685)               (905)
                                             --------            --------
     Total pro forma interest
       expense.........................       (87,918)            (21,963)
Less historical interest expense.......       (14,323)             (3,510)
                                             --------            --------
Pro Forma Adjustment...................      $(73,595)           $(18,453)
                                             ========            ========

    An increase in the assumed interest rates on the new indebtedness of 0.125% would increase the pro forma interest expense by $937,000 for 1998 and $234,000 for the three months ended March 31, 1999.

(4) Adjustments to reflect the estimated income tax effect at 38% of the pro forma adjustments described in note (3) and the payroll costs of the office of the Chairman of Blount in note (2).

(5) EBITDA represents income from continuing operations before income taxes and extraordinary loss, interest expense, interest income, depreciation and amortization (excluding amortization charged to interest expense). EBITDA should not be considered as an alternative to or more meaningful than, (a) operating income, as determined in accordance with generally accepted accounting principles, as an indicator of operating performance or (b) cash flows from operating, financing or investing activities, as determined in accordance with generally accepted accounting principles, as a measure of liquidity. EBITDA is presented as additional information because management believes it is a useful indicator of the ability to meet debt service and because it is expected that certain debt covenants will utilize EBITDA to measure compliance with such covenants.

    Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to similarly titled measures of other companies.

     The following table shows all adjustments between income before extraordinary loss and EBITDA:

          RECONCILIATION OF INCOME BEFORE EXTRAORDINARY LOSS TO EBITDA
                             (AMOUNTS IN THOUSANDS)

                                                       THREE MONTHS
                                                          ENDED            YEAR ENDED
                                                      MARCH 31, 1999    DECEMBER 31, 1998
                                                      --------------    -----------------
    Income before extraordinary loss................     $ 8,843            $ 63,276
    Provision for income taxes......................       4,064              38,942
    Depreciation and amortization (excluding
      amortization charged to interest expense).....       7,679              29,962
    Interest expense................................       3,510              14,323
    Interest income.................................        (629)             (2,549)
                                                         -------            --------
    EBITDA..........................................     $23,467            $143,954
                                                         =======            ========

                              THE MERGER AGREEMENT

     The merger agreement provides for the acquisition by Lehman Brothers Merchant Banking Partners of control of New Blount in the merger. This section of the document describes the material provisions of the merger agreement. Because the description of the merger agreement contained in this proxy statement-prospectus is a summary, it does not contain all the information that may be important to you due to your particular circumstances. You should read carefully the entire copy of the merger agreement attached as Appendix A to this proxy statement-prospectus before you decide how to vote.

THE MERGER

     The merger agreement requires that Blount stockholders adopt the merger agreement by the vote of a majority in voting power of the outstanding shares of Blount class A common stock and Blount class B common stock voting together as a single class. Following receipt of this approval and the satisfaction or waiver of the other conditions to the merger, Blount will complete the merger.

     In the merger, Blount will merge with Red Dog Acquisition, with Blount surviving the merger and retaining the name Blount International, Inc. Red Dog Acquisition is wholly owned by Lehman Brothers Merchant Banking Partners.

     Following the merger, existing stockholders of Blount will own approximately 9.6% of New Blount, and Lehman Brothers Merchant Banking Partners, its affiliated co-investors and some members of the senior management of Blount will own approximately 90.4% of New Blount. Blount expects that the merger will occur as promptly as practicable after the Blount special meeting.

     You may find information regarding the merger consideration in the following sections of this proxy statement-prospectus: "The Merger -- Merger Consideration" on page 50, "-- Conversion/Retention of Shares; Procedures for Exchange of Certificates" on page 52 and "-- Fractional Shares" on page 53.

     You may find information regarding the treatment in the merger of outstanding Blount stock options under "The Merger -- Treatment of Options" on page 57.

CLOSING OF THE MERGER; COMPLETION OF THE MERGER; SURVIVING CORPORATION

Closing of the Merger

     Unless the parties agree otherwise, the closing of the merger will take place as soon as practicable, but in no event later than the second business day, after the date on which all closing conditions have been satisfied or waived. The closing of the merger is expected to take place shortly after the approval of the Blount stockholders at the special meeting, which is expected to occur in the third calendar quarter of 1999.

Completion of the Merger

     The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or any later date specified in the certificate of merger. The filing of the certificate of merger will occur as soon as practicable after the closing.

Surviving Corporation

     Blount will be the surviving corporation of the merger and will retain the name of Blount International, Inc. In connection with the merger, the certificate of incorporation and bylaws of Blount will be amended and will become the certificate of incorporation and bylaws of New Blount, until subsequently further amended. The initial directors and senior executive officers of New Blount following the merger are described in "The Merger -- Board of Directors and Executive Officers of New Blount Following the Merger" on page 57. See "Description of Blount and New Blount Capital Stock" on page 95 and the restated certificate of incorporation of New Blount, included as Exhibit A to the merger agreement, and the bylaws of New Blount, included as Exhibit B to the merger agreement.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties by Blount. The representations and warranties are qualified by any matter publicly disclosed in Blount's filings with the Commission since January 1, 1998 and prior to the date of the merger agreement and by matters which are stated on a separate disclosure schedule prepared by Blount and delivered to Red Dog Acquisition.

     In addition, most of Blount's representations and warranties are qualified by various materiality standards, including exceptions for any matters that would not have or would not reasonably be likely to have a "material adverse effect." "Material adverse effect" means any change or effect that would be materially adverse to the business, properties, assets, liabilities, financial condition or results of operations of Blount and its subsidiaries, taken as a whole, or the ability of Blount to perform its obligations under the merger agreement or to complete the merger, other than any change or effect resulting from:

     - changes in general economic conditions,

     - the performance of the merger agreement and compliance with the covenants in the merger agreement or

     - general changes or developments in the industries in which Blount operates.

     Blount makes representations and warranties in the merger agreement regarding the following matters:

     - due organization, qualification, standing and similar corporate matters of Blount and its subsidiaries;

     - the effectiveness of the certificate of incorporation, bylaws and any comparable charter and organizational documents of Blount and its subsidiaries;

     - the capitalization of Blount;

     - the authorization, execution, delivery, performance and enforceability of the merger agreement;

     - the absence of conflicts and compliance with required filings and consents;

     - compliance with laws and other legal requirements;

     - the accuracy of information contained in documents filed by Blount with the Commission and compliance with all Commission filing requirements since January 1, 1998;

     - the absence of certain changes or events since December 31, 1998, including any events that result in a material adverse effect;

     - the absence of pending or threatened material litigation or any order, writ, judgment, injunction, decree or award;

     - employee benefit plans and other related matters;

     - the filing of tax returns and payment of taxes;

     - the accuracy of information contained in this proxy statement-prospectus;

     - the absence of labor unions, strikes or work stoppages;

     - real property and other real-estate related matters;

     - environmental matters;

     - the ownership of adequate rights to use all intellectual property reasonably necessary for the conduct of the business of Blount;

     - compliance with Year 2000 standards;

     - the delivery of the written fairness opinion by The Beacon Group;

     - brokers' fees and expenses; and

     - the inapplicability of any antitakeover statute or regulation to the merger.

     The merger agreement also contains customary representations and warranties of Red Dog Acquisition. Most of the representations and warranties of Red Dog Acquisition are qualified by various materiality standards, including exceptions for any matters that would not be, or would not reasonably be likely to be, materially adverse to Red Dog Acquisition's ability to perform its obligations under the merger agreement and the transactions contemplated by the merger agreement.

     Red Dog Acquisition makes representations and warranties in the merger agreement regarding the following matters:

     - due organization, qualification, standing and similar corporate matters of Red Dog Acquisition;

     - the authorization, execution, delivery, performance and enforceability of the merger agreement and the stockholder agreement;

     - the absence of conflicts and compliance with required filings and consents;

     - the accuracy of information contained in this proxy statement-prospectus;

     - brokers' fees and expenses;

     - the merger financing commitments;

     - the capitalization and operations of Red Dog Acquisition; and

     - Blount common stock owned by Red Dog Acquisition and its affiliates.

COVENANTS

     Blount has agreed that, prior to the completion of the merger, it will conduct its business only in the ordinary course consistent with past practice and will use its reasonable best efforts to preserve substantially intact its current business organization, to keep available the services of its present officers and employees and to preserve its present relationships with customers, suppliers, governmental entities and other persons with which it has significant business relations.

     Blount has agreed that, except as described below, neither it nor its subsidiaries will, prior to the completion of the merger, without the prior written consent of Red Dog Acquisition:

     - amend its certificate of incorporation or bylaws;

     - issue securities or dispose of assets other than in the ordinary course of business consistent with past practice;

     - pay dividends beyond current levels and subject to increases consistent with past practice;

     - change its share capital by effecting a stock split, combination or reclassification or repurchase or redeem capital stock;

     - acquire or sell material stock or assets of other companies or other businesses;

     - incur long-term debt other than in the ordinary course of business;

     - enter into or amend any material contract;

     - authorize new capital expenditures which in the aggregate exceed $25 million;

     - increase the compensation or fringe benefits of directors, officers or other employees other than in the ordinary course of business, or provide new, or change, existing benefit plans;

     - sell, lease or otherwise dispose of, or grant any lien regarding material assets or properties;

     - make changes in its accounting methods other than as required by a change in Commission guidelines or generally accepted accounting principles;

     - make any material tax election;

     - pay material liabilities other than in ordinary course of business or liabilities that do not exceed $500,000;

     - settle or compromise any litigation if the settlement is more than $250,000 in excess of the amount reserved;

     - adopt a plan of liquidation or dissolution, merger or other reorganization; or

     - agree to take any of the above actions.

NO SOLICITATION

     The merger agreement provides that, upon its signing, Blount shall immediately cease any existing discussions or negotiations with any parties conducted before the signing regarding any takeover proposal. Blount also cannot engage in negotiations or discussions concerning, or provide any non-public information to any person or any of its subsidiaries relating to, any takeover proposal. In addition, Blount may not solicit, initiate, encourage or otherwise facilitate any inquiries or proposals that constitute, or could reasonably be expected to lead to, a takeover proposal, or engage in negotiations or discussions or provide non-public information to any person. The merger agreement defines a takeover proposal as any proposal or offer for a merger, recapitalization or similar transaction, sale of a substantial portion of assets of Blount or any of its subsidiaries, sale of 15% or more of the shares of capital stock of Blount or any of its subsidiaries or any similar comparable transactions.

     The merger agreement provides that these restrictions will not prohibit Blount, prior to the adoption of the merger agreement by its stockholders, from participating in negotiations or discussions with, or furnishing information to, any person concerning an unsolicited takeover proposal, in accordance with a customary confidentiality agreement, if the following conditions are met:

     - the board of directors of Blount determines in good faith, after consulting its financial advisor and outside legal counsel, that the takeover proposal could reasonably be expected to constitute a "superior proposal"; and

     - the board of directors of Blount notifies Red Dog Acquisition of the negotiations or discussions or that it has provided any information to another party.

     In addition, Blount agreed that if its board of directors receives a takeover proposal or any request for non-public information in connection with a takeover proposal, Blount will as promptly as reasonably practicable, but no later than within 24 hours, inform Red Dog Acquisition, orally and in writing, of the terms and conditions of the proposal and the identity of the person making it.

     The board of directors of Blount will be permitted to withdraw, modify or change its approval or recommendation of the merger agreement or to approve or recommend any takeover proposal if the board of directors concludes in good faith that the takeover proposal, if completed, would constitute a superior proposal.

     The term "superior proposal" means any written takeover proposal which relates to any proposal or offer for a merger, recapitalization or similar transaction involving Blount, sale of 75% or more of the assets of Blount or sale of 50% or more of the shares of Blount common stock and which the board of directors of Blount determines in good faith, after consultation with its financial advisor and legal counsel, taking into account all legal, financial, regulatory and other aspects of the proposal,

     - would result in a transaction that is more favorable to Blount's stockholders than the merger, from a financial point of view; and

     - is reasonably capable of being completed.

EMPLOYEE BENEFITS

     Under the merger agreement, New Blount and its subsidiaries will assume all obligations of Blount under existing employee benefit arrangements. In addition, for at least 24 months following the merger, New Blount will, and will cause its subsidiaries to, provide and maintain for their employees wages, compensation levels and benefits that are no less favorable, in the aggregate, than those provided to employees of Blount as of April 18, 1999. New Blount or its subsidiaries may amend or terminate their respective benefit plans and may terminate employees at any time, so long as New Blount complies with this covenant.

ACCESS TO INFORMATION

     In accordance with existing confidentiality obligations, Blount has agreed to afford Red Dog Acquisition and its representatives reasonable access at all reasonable times to its officers, employees, agents, properties, offices, centers and other facilities and to all of its books, contracts and records. In addition, Blount has agreed to furnish Red Dog Acquisition with all financial, operating and other data and information that it may from time to time reasonably request.

COOPERATION AND REASONABLE BEST EFFORTS

     Under the merger agreement, in accordance with some conditions and limitations, Blount and Red Dog Acquisition have agreed to cooperate with each other and to use their reasonable best efforts to take specified actions, including compliance with applicable laws and regulations, so that the merger and other transactions contemplated by the merger agreement may be completed.

INDEMNIFICATION AND INSURANCE

     Following the merger and through the sixth anniversary of the merger agreement, New Blount will indemnify and hold harmless, to the fullest extent permitted by applicable law, each present or former officer, director or employee of Blount and its subsidiaries against all claims, losses, liabilities, damages and other costs and expenses arising out of or pertaining to:

     - the fact that the indemnified party is or was an officer, director or employee of Blount or its subsidiaries or

     - matters existing or occurring prior to the merger.

     New Blount's certificate of incorporation and bylaws will contain provisions substantially identical to those existing prior to the merger regarding the elimination of personal liability and indemnification and advancement of expenses. These provisions will not be amended, repealed or otherwise modified for a period of six years in any manner that would adversely affect the rights of officers, directors or employees of Blount at the time of the merger.

     In addition, New Blount has agreed to continue, at no expense to the beneficiaries, for six years the directors' and officers' liability insurance policies maintained by Blount regarding matters existing or occurring at or prior to the completion of the merger. New Blount may substitute policies of at least the same coverage containing terms and conditions which are not materially less advantageous to any beneficiary as the policies in effect on April 18, 1999.

STOCK EXCHANGE LISTING

     Upon completion of the merger, New Blount will use its reasonable best efforts to maintain the listing of the New Blount common stock on the New York Stock Exchange for at least three years. If the New Blount shares are subsequently determined to be ineligible for listing on the New York Stock Exchange, New Blount will use its reasonable best efforts to cause the New Blount shares to be accepted for quotation on the NASDAQ Stock Market. New Blount will not take any action, for at least three years from the completion of the merger, to cause the listing to be terminated, except:

     - in accordance with all applicable requirements of the New York Stock Exchange or NASDAQ, and

     - with the approval of a majority of the shares of New Blount common stock, other than those shares held by Lehman Brothers Merchant Banking Partners and its affiliates.

CONDITIONS TO THE COMPLETION OF THE MERGER

     The respective obligations of Blount and Red Dog Acquisition to complete the merger are subject to the satisfaction of the following conditions:

     - the Blount stockholders must adopt the merger agreement;

     - the waiting period under the HSR Act must have terminated or expired;

     - there may be no statute, rule, regulation, executive order, decree, ruling, injunction or other order enacted, entered, promulgated or enforced by any United States or state court or governmental authority which prohibits, restrains or enjoins the completion of the merger; and

     - there may be no stop order, or proceedings seeking a stop order, suspending the effectiveness of the registration statement of which this proxy statement-prospectus is a part, and any material state securities laws applicable to the registration and qualification of New Blount common stock following the merger must have been complied with.

     As of the date of this proxy statement-prospectus, the second condition described above has been satisfied.

     Red Dog Acquisition's obligations to complete the merger are also subject to the satisfaction or waiver of the following conditions:

     - the representations and warranties made by Blount in the merger agreement must be true and correct in all material respects at the closing date as though made on the closing date, except to the extent any failures to be so true and correct would not have or would not reasonably be likely to have a material adverse effect;

     - Blount shall have performed in all material respects all of its material obligations under the merger agreement;

     - Red Dog Acquisition must have received evidence, in form and substance reasonably satisfactory to it, that all specified consents of governmental authorities have been obtained, except where the failure to obtain such consents would not have or would not reasonably be likely to have a material adverse effect;

     - there must be no pending proceeding by any U.S. federal governmental body:

        - challenging or seeking to restrain or prohibit the completion of the merger or seeking to obtain material damages from Red Dog Acquisition or any of its affiliates,

        - seeking to limit Red Dog Acquisition's ownership or operation of any material portion of Blount's business or assets or

        - seeking to limit the ability of Red Dog Acquisition to acquire or hold, or exercise full rights of ownership of, any shares of Blount common stock, including the right to vote Blount common stock on all matters properly presented to Blount stockholders, except in each case where any such action would not have or would not reasonably be likely to have a material adverse effect;

     - Red Dog Acquisition must have received agreements from persons who are affiliates of Blount at the time of the special meeting providing that these persons will comply with restrictions on the resale of New Blount common stock required by federal securities laws;

     - Blount must have received the proceeds of the merger financing on the terms and conditions stated in the debt financing commitment letters or upon terms and conditions which are substantially equivalent or reasonably satisfactory to Red Dog Acquisition (see "The Merger -- Merger Financings" on page 63);

     - The number of dissenting shares (other than shares held by some significant investors) shall not exceed 5% of the issued and outstanding shares of common stock; and

     - Red Dog Acquisition must be reasonably satisfied that the merger will be recorded as a recapitalization for financial reporting purposes.

     Blount's obligations to complete the merger are also subject to the satisfaction or waiver of the following additional conditions:

     - the representations and warranties made by Red Dog Acquisition in the merger agreement must be true and correct in all material respects as of the closing date as though made on the closing date, except to the extent failures to be so true and correct would not be, or would not reasonably be likely to be, materially adverse to the ability of Red Dog Acquisition to perform its obligations under the merger agreement;

     - Red Dog Acquisition shall have performed in all material respects all of its material obligations under the merger agreement;

     - Blount and its board of directors shall have received a reasonably satisfactory solvency opinion from an appraisal firm; and

     - the New Blount common stock shall be approved for listing on the New York Stock Exchange or for quotation on the NASDAQ Stock Market.

TERMINATION

     Blount and Red Dog Acquisition may agree at any time to terminate the merger agreement before completing the merger.

     Either party may also terminate the merger agreement if, among other reasons:

     - the parties do not complete the merger by September 30, 1999;

     - a U.S. governmental authority has issued a final order blocking the merger, or a foreign governmental authority has issued a similar order which would have or would reasonably be likely to have a material adverse effect;

     - Blount stockholders do not adopt the merger agreement at the special meeting; or

     - the other party is in material breach of any of its obligations under the merger agreement and the breach is not cured within 10 business days.

     In addition, Red Dog Acquisition may terminate the merger agreement if, among other reasons:

     - our board has withdrawn or modified in a manner adverse to Red Dog Acquisition its recommendation of the merger agreement;

     - our board has approved a takeover proposal other than the merger; or

     - The Blount Holding Company is in material breach of any of its obligations under the stockholder agreement and the breach is not cured within 10 business days.

     Finally, Blount may terminate the merger agreement prior to adoption of the merger agreement by its stockholders if the board has approved, in compliance with the terms of the merger agreement, another proposal which is superior to the merger, subject to paying the termination fee described below.

TERMINATION FEES AND EXPENSES

     Blount has agreed to pay Red Dog Acquisition a $34 million termination fee if any of the following events occur:

     - our board terminates the merger agreement because it has approved another proposal which is superior to the merger;

     - Red Dog Acquisition terminates the merger agreement because our board has withdrawn or modified in a manner adverse to Red Dog Acquisition its recommendation of the merger agreement;

     - Red Dog Acquisition terminates the merger agreement because Blount has breached its obligation not to solicit other takeover proposals; or

     - our board or Red Dog Acquisition terminates the merger agreement after the Blount stockholders fail to adopt the merger agreement and while another takeover proposal is pending. The termination fee is not payable in this case unless Blount enters into an agreement for another takeover proposal or another takeover proposal is completed within 18 months after termination of the merger agreement.

AMENDMENT AND WAIVER

     Blount and Red Dog Acquisition may amend the merger agreement by action taken by or on behalf of their boards of directors at any time prior to the completion of the merger. After Blount stockholders have adopted the merger agreement, Blount and Red Dog Acquisition may not amend the merger agreement in any way which by law would require further stockholder approval, including any amendment which alters or changes the consideration to be received by the stockholders in the merger, without stockholder approval. At any time prior to the completion of the merger, Blount or Red Dog Acquisition may, to the extent legally allowed:

     - extend the time for the performance of any of the obligations or other acts of the other party;

     - waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered in accordance with the merger agreement; and

     - waive compliance with any of the agreements or conditions in the merger agreement.

     Any extension or waiver will be valid if provided for in writing and signed by the parties to be bound.

                           THE STOCKHOLDER AGREEMENT

     The stockholder agreement provides that The Blount Holding Company will vote its shares of Blount common stock in favor of the adoption of the merger agreement. This section of the document describes the material provisions of the stockholder agreement. Because the description of the stockholder agreement contained in this proxy statement-prospectus is a summary, it does not contain all the information that may be important to you due to your particular circumstances. You should read carefully the entire copy of the stockholder agreement attached as Appendix B to this proxy statement-prospectus before you decide how to vote.

     As a condition to the willingness of Red Dog Acquisition to enter into the merger agreement, The Blount Holding Company, which holds approximately 62% in voting power of the outstanding Blount common stock, entered into a stockholder agreement with Red Dog Acquisition dated as of April 18, 1999.

     Subject to certain exceptions and conditions, The Blount Holding Company has agreed to vote, and has given Red Dog Acquisition its irrevocable proxy to vote, all the shares of Blount common stock issued and outstanding and beneficially owned by it, as of the date of the stockholder agreement, as well as any shares for which The Blount Holding Company becomes the owner after the date of the stockholder agreement and prior to the record date for the special meeting:

     - in favor of the adoption of the merger agreement; and

     - against any takeover proposal, any dissolution, liquidation or winding up of or by Blount, any amendment of the certificate of incorporation or bylaws of Blount or any other proposal which would in any manner impede, frustrate, prevent or nullify any material provision of the merger agreement or the merger or change in any manner the voting rights of Blount common stock.

     The Blount Holding Company's obligations to vote its shares in favor of the merger agreement is subject to the following representations and warranties made by Red Dog Acquisition being true (or waived, if applicable, by The Blount Holding Company):

     - due organization, qualification, standing and similar corporate matters of Red Dog Acquisition;

     - the authorization, execution, delivery, performance and enforceability of the stockholder agreement and the merger agreement; and

     - the absence of conflicts and compliance with required filings and consents.

     The Blount Holding Company has also agreed not to sell or, except as otherwise contemplated by the stockholder agreement, pledge or take other similar action as to any Blount common stock which it owns or enter into any voting agreement regarding the Blount common stock.

     Subject to the terms and conditions of the stockholder agreement, The Blount Holding Company has agreed to:

     - refrain from soliciting, initiating or encouraging the submission of any takeover proposals regarding Blount;

     - refrain from entering into any agreement regarding any takeover proposal; or

     - refrain from directly or indirectly discussing or negotiating or furnishing information regarding any takeover proposal.

     The stockholder agreement terminates upon the earliest of

     - the completion of the merger;

     - the termination of the merger agreement;

     - the election of The Blount Holding Company following any amendment of any material provision of the original unamended merger agreement;

     - the election of The Blount Holding Company following a material breach of any provision of the stockholder agreement by Red Dog Acquisition which shall not have been cured within 10 business days; or

     - the election of Red Dog Acquisition following a material breach of any provision of the stockholder agreement by The Blount Holding Company which shall not have been cured within 10 business days.

                             SECURITY OWNERSHIP OF
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table provides information as of June 10, 1999 regarding the beneficial ownership of Blount's common stock by each person who is known by Blount to own beneficially more than 5% of the outstanding shares of Blount's common stock, each director of Blount, certain executive officers of Blount and all directors and executive officers as a group.

                                                                                SHARES       PERCENT   PERCENT
                                                                             BENEFICIALLY      OF      OF TOTAL
        NAME AND ADDRESS OF BENEFICIAL OWNERS            TITLE OF CLASS         OWNED         CLASS    VOTES(1)
        --------------------------------------------  ---------------------  ------------    -------   --------
(a)     Holders of more than 5% of class A common
        stock and class B common stock

        The Blount Holding Company, L.P.............  class A common stock    2,892,144(2)    11.26%     2.07%
        4520 Executive Park Drive                     class B common stock    8,409,696(2)    73.85%    60.25%
        Montgomery, Alabama 36116

        BHP, Inc....................................  class A common stock    2,892,144(3)    11.26%     2.07%
        4520 Executive Park Drive                     class B common stock    8,409,696(3)    73.85%    60.25%
        Montgomery, Alabama 36116

        Winton M. Blount............................  class A common stock    3,122,846(7)    12.11%     2.24%
                                                      class B common stock    9,631,901(7)    84.58%    69.01%
        The Northern Trust Company..................  class A common stock    2,841,785(4)    11.05%     2.04%
        50 South LaSalle Street                       class B common stock         None
        Chicago, Illinois 60675

        Portfolio H Investors, L.P. ................  class A common stock    2,761,200       10.75%     1.98%
        201 Main St., Suite 3200                      class B common stock         None
        Fort Worth, Texas 76102

        The Prudential Insurance Company of
        America.....................................  class A common stock    1,474,515        5.74%     1.06%
        751 Broad Street                              class B common stock         None
        Newark, New Jersey 07102-3777

(b)(i)  Directors of Blount
        Haley Barbour...............................  class A common stock        1,273(5)        *         *
                                                      class B common stock         None

        C. Todd Conover.............................  class A common stock        5,000           *         *
                                                      class B common stock         None

        Andrew A. Sorensen..........................  class A common stock        1,298           *         *
                                                      class B common stock         None

        Samuel R. Blount............................  class A common stock      819,334(6)     3.19%        *
                                                      class B common stock      124,032(6)     1.09%        *

        Winton M. Blount............................  class A common stock    3,122,846(7)    12.11%     2.24%
                                                      class B common stock    9,631,901(7)    84.58%    69.01%

        W. Houston Blount...........................  class A common stock        4,564           *         *
                                                      class B common stock        2,664           *         *

        R. Eugene Cartledge.........................  class A common stock        5,000           *         *
                                                      class B common stock         None

        H. Corbin Day...............................  class A common stock       26,912(8)        *         *
                                                      class B common stock         None

                                                                                SHARES       PERCENT   PERCENT
                                                                             BENEFICIALLY      OF      OF TOTAL
        NAME AND ADDRESS OF BENEFICIAL OWNERS            TITLE OF CLASS         OWNED         CLASS    VOTES(1)
        --------------------------------------------  ---------------------  ------------    -------   --------
        Mary D. Nelson..............................  class A common stock        8,266           *         *
                                                      class B common stock         None

        John M. Panettiere..........................  class A common stock    1,018,587(9)     3.82%        *
                                                      class B common stock         None

        Arthur P. Ronan.............................  class A common stock        2,000           *         *
                                                      class B common stock         None
(ii)    Named Executive Officers
        James S. Osterman...........................  class A common stock      197,448(10)       *         *
                                                      class B common stock         None

        Harold E. Layman............................  class A common stock      376,013(11)    1.44%        *
                                                      class B common stock         None

        D. Joseph McInnes...........................  class A common stock      324,600(12)    1.25%        *
                                                      class B common stock         None
(iii)   All directors and executive officers as a
        group (17 persons)..........................  class A common stock    6,234,086(13)   22.40%     4.40%
                                                      class B common stock    9,758,597       85.69%    69.92%

-------------------------

  *  Less than 1.0% of class or total votes.

 (1) Percent of total votes on all matters other than the election of directors.

 (2) The Blount Holding Company, L.P. is a limited partnership whose sole general partner is BHP, Inc., a Delaware corporation controlled by Winton
     M. Blount.

 (3) Includes 2,892,144 shares of class A common stock and 8,409,696 shares of class B common stock owned by The Blount Holding Company, L.P.

 (4) The Northern Trust Company serves as the Master Trustee for Blount's 401(k) Retirement Savings Plan, or the "401(k) Plan". The shares listed are held for the benefit of the participants in the 401(k) Plan. Under the terms of the 401(k) Plan, as amended, and the Trust, the Trustee is to vote the allocated shares held by the 401(k) Plan in accordance with the instructions received from 401(k) Plan participants and to dispose of the allocated shares in connection with tender offers in accordance with directions received from 401(k) Plan participants. If no voting instructions or invalid voting instructions are received with respect to allocated shares, the Trustee is to vote such shares in the same manner and in the same proportions as the allocated shares for which the Trustee received valid voting instructions are voted. Also, regarding allocated shares, if no directions or invalid directions are received in connection with tendering shares, the Trustee is to treat such allocated shares as if 401(k) Plan participants instructed the Trustee not to dispose of such shares. Regarding unallocated shares, the Trustee is to vote such shares, or dispose of such shares in connection with tender offers, in the same manner and in the same proportion as the allocated shares with respect to which the Trustee received valid voting instructions or directions are voted or disposed. The Northern Trust Company, as Trustee, expressly denies beneficial ownership in the shares listed.

 (5) Includes 200 shares of class A common stock (less than 1.0% of class and total votes) owned by Haley Barbour's wife.

 (6) Includes 21,546 shares of class A common stock (less than 1.0% of class and total votes) and 19,434 shares of class B common stock (less than 1.0% of class and total votes) held by Samuel R. Blount as custodian for his children. Includes 796,910 shares of class A common stock (3.10% of class and less than 1.0% of total votes) held by SRB-BLTA, L.L.C. and 104,598 shares of class B common stock (less than 1.0% of class and total votes) held by SRB-BLTB, L.L.C., of which Samuel R. Blount is the managing member and of which Samuel R. Blount and his wife are the sole members.

 (7) Includes 122,918 shares of class A common stock (less than 1.0% of class and total votes) and 184,718 shares of class B common stock (1.62% of class and 1.32% of total votes) owned by Winton M. Blount's wife. Includes the 2,892,144 shares of class A common stock (11.26% of class, 2.07% of total votes) and 8,409,696 shares of class B common stock (73.85% of class, 60.25% of total votes) shown in the table as owned by The Blount Holding Company, L.P. Includes the 100,000 shares of class A common stock (less than 1.0% of class and total votes) which are subject to a right to acquire beneficial ownership within 60 days under the 1995 Blount Long-Term Executive Stock Option Plan.

 (8) Includes 15,000 shares of class A common stock (less than 1.0% of class and total votes) held by the Day Family Foundation, of which H. Corbin Day is a trustee and shares disposition and voting rights with his wife, the only other trustee.

 (9) Includes 943,641 shares of class A common stock (3.54% of class and less than 1.0% of total votes) which are subject to a right to acquire beneficial ownership within 60 days under the 1994 Blount Executive Stock Option Plan, the 1995 Blount Long-Term Executive Stock Option Plan, the 1992 Blount Incentive Stock Option Plan, and the 1998 Blount Long-Term Executive Stock Option Plan.

(10) Includes 158,834 shares of class A common stock (less than 1.0% of class and total votes) which are subject to a right to acquire beneficial ownership within 60 days under the 1992 Blount Incentive Stock Option Plan, the 1995 Blount Long-Term Executive Stock Option Plan, and the 1998 Blount Long-Term Executive Stock Option Plan.

(11) Includes 367,500 shares of class A common stock (1.41% of class and less than 1.0% of total votes) which are subject to a right to acquire beneficial ownership within 60 days under the 1992 Blount Incentive Stock Option Plan, the 1994 Blount Executive Stock Option Plan, the 1995 Blount Long-Term Executive Stock Option Plan, and the 1998 Blount Long-Term Executive Stock Option Plan.

(12) Includes 277,500 shares of class A common stock (1.07% of class and less than 1.0% of total votes) which are subject to a right to acquire beneficial ownership within 60 days under the 1994 Blount Executive Stock Option Plan, the 1995 Blount Long-Term Executive Stock Option Plan, and the 1998 Blount Long-Term Executive Stock Option Plan.

(13) Includes 2,134,164 shares of class A common stock (7.67% of class, 1.51% of total votes) which are subject to a right to acquire beneficial ownership within 60 days under the 1992 Blount Incentive Stock Option Plan, the 1994 Blount Executive Stock Option Plan, the 1995 Blount Long-Term Executive Stock Option Plan, and the 1998 Blount Long-Term Executive Stock Option Plan.

               DESCRIPTION OF BLOUNT AND NEW BLOUNT CAPITAL STOCK

     A description of the capital stock of Blount and New Blount is stated below. The following statements are summaries of, and are subject to the detailed provisions of, the Blount and the New Blount certificates of incorporation and bylaws, and to the relevant provisions of the DGCL.

     Blount is authorized to issue up to 78,456,855 shares of capital stock, of which 4,456,855 shares, par value $0.01 per share, are preferred stock, 60,000,000 shares, par value $0.01 per share, are class A common stock, and 14,000,000 shares, par value $0.01 per share, are class B common stock.

     Holders of Blount common stock are entitled to share ratably in the assets available for distribution on liquidation, dissolution or winding up, subject, if preferred stock of Blount is authorized and outstanding, to any preferential rights of the preferred stock. Holders of Blount class A common stock and class B common stock vote as a single class, with holders of class A common stock receiving 1/10 of a vote per share, and holders of class B common stock receiving one vote per share, except for the election and removal of directors, where holders of class A common stock and class B common stock shall vote as separate classes. Holders of class A common stock are entitled to elect 25% of the board, and holders of class B common stock are entitled to elect 75% of the board.

     In the merger, the restated certificate of incorporation of Blount, as amended, will be amended to read in its entirety as described in Exhibit A to the merger agreement and, as so amended, shall be the restated certificate of incorporation of New Blount, until subsequently amended as provided in the restated certificate of incorporation and under the DGCL. Under its restated certificate of incorporation, New Blount will be authorized to issue only one class of common stock, and holders of such stock shall have equal voting rights on all matters. New Blount will be authorized to issue 100,000,000 shares of common stock. Holders of New Blount common stock will be entitled to share ratably in the assets available for distribution on liquidation, dissolution or winding up, subject, if preferred stock of New Blount is authorized and outstanding, to any preferential rights of the preferred stock.

     In addition, if the board of directors of New Blount declares and pays dividends on New Blount common stock, all holders of New Blount common stock will be paid the same amount of dividends per share. In the case of Blount common stock, the restated certificate of incorporation of Blount provides that holders of Blount class A common stock shall be paid $0.0083 1/3 per share in addition to the amount payable for each share of Blount class B common stock for each quarter for which a cash dividend is declared and paid. As a result of the merger, holders of Blount class A common stock will give up their preferential dividend payment treatment while holders of Blount class B common stock will give up their preferential voting rights.

     In addition, the bylaws of New Blount as in effect prior to the completion of the merger will be amended in connection with the merger to read in their entirety as described in Exhibit B to the merger agreement.

             INFORMATION CONCERNING RED DOG ACQUISITION, CORP. AND
               LEHMAN BROTHERS MERCHANT BANKING PARTNERS II L.P.

     Red Dog Acquisition is a newly formed Delaware corporation and is wholly owned by Lehman Brothers Merchant Banking Partners. Red Dog Acquisition was formed solely for purposes of the merger. The principal business and office address of Red Dog Acquisition, Corp. is c/o Lehman Brothers Merchant Banking Partners II L.P., 3 World Financial Center, 200 Vesey Street, New York, NY 10285.

     Lehman Brothers Merchant Banking Partners and its affiliated co-investors together comprise a $2.0 billion institutional merchant banking fund focused on investments in established operating companies. The principal business and office address of Lehman Brothers Merchant Banking Partners is 3 World Financial Center, 200 Vesey Street, New York, NY 10285.

                      WHERE YOU CAN FIND MORE INFORMATION

     Blount files annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information that Blount files with the Commission at the Commission's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services at the Internet world wide web site maintained by the Commission at "http://www.sec.gov." Reports, proxy statements and other information filed by Blount should also be available for inspection at the offices of the New York Stock Exchange, 120 Broad Street, New York, New York 10005.

     You should rely only on the information contained or incorporated by reference in this proxy statement-prospectus. Blount has not authorized anyone to provide you with information that is different from what is contained in this proxy statement-prospectus. This proxy statement-prospectus is dated July 15, 1999. You should not assume that the information contained in this proxy statement-prospectus is accurate as of any date other than that date or such other date as this proxy statement-prospectus indicates. The mailing of this proxy statement-prospectus to Blount stockholders does not create any implication to the contrary.

BLOUNT INCORPORATED DOCUMENTS

     As allowed by the Commission's rules, this proxy statement-prospectus does not contain all the information described in Blount's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporates important business and financial information about Blount that is not included in or delivered with this proxy statement - prospectus. The Commission allows Blount to "incorporate by reference" information into this proxy statement-prospectus, which means that Blount can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered part of this proxy statement-prospectus, except for any information superseded by information contained directly in this proxy statement-prospectus or in later filed documents incorporated by reference in this proxy statement-prospectus.

     This proxy statement-prospectus incorporates by reference the documents described below that Blount has previously filed with the Commission. These documents contain important information about Blount and its finances and should be reviewed carefully and fully. Some of these filings have been amended by later filings, which are also listed.

        BLOUNT COMMISSION FILINGS
            (FILE NO. 1-11549)                        PERIOD/ AS OF DATE
        -------------------------                     ------------------
Annual Report on Form 10-K and Form
  10-K/A..................................  Year ended December 31, 1998
Quarterly Report on Form 10-Q and Form
  10-Q/A..................................  Quarter ended March 31, 1999
Current Reports on Form 8-K...............  Filed April 20, 1999 and April 27, 1999
Proxy Statement for Annual Meeting........  Filed March 10, 1999

     All documents filed by Blount under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, subsequent to the date of this proxy statement-prospectus and prior to the date of the special meeting will be considered to be incorporated in this proxy statement-prospectus by reference and to be a part hereof from the date of filing. Any statement contained herein or in a document incorporated or deemed to be incorporated in this proxy statement-prospectus by reference will be considered to be modified or superseded for purposes of this proxy statement-prospectus to the extent that a statement contained in this proxy statement-prospectus or in any other subsequently filed document which also is, or is considered to be, incorporated in this proxy statement-prospectus by reference modifies or supersedes the statement. Any statement so modified or superseded will not be considered to constitute a part of this proxy statement-prospectus, except as modified or superseded.

     Any document filed by Blount with the Commission and incorporated by reference (excluding exhibits, unless specifically incorporated in this proxy statement-prospectus) are available without charge upon written request to Blount, 4520 Executive Park Drive, Montgomery, AL 36116. Telephone requests may be directed to Richard H. Irving, III -- General Counsel at (334) 244-4000.

     If you would like to receive documents from Blount, please request them by August 4, 1999, in order to receive them before the special meeting.

                                 LEGAL OPINIONS

     The validity of the shares of New Blount common stock to be issued in connection with the merger and the material U.S. federal income tax consequences of the merger will be passed upon by Simpson Thacher & Bartlett, New York, New York, special outside legal counsel to Blount.

                            INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of Blount at December 31, 1998 and December 31, 1997 and for each of the two years in the period ended December 31, 1998 and the ten months ended December 31, 1996, included in Blount's Annual Report on Form 10-K for the year ended December 31, 1998 incorporated by reference in this proxy statement-prospectus, have been incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. Representatives of PricewaterhouseCoopers LLP are expected to be present at the special meeting. Those representatives will be available to respond to appropriate questions.

                             STOCKHOLDER PROPOSALS

     Any proposals of Blount stockholders intended to be presented at the 2000 annual meeting of Blount stockholders must be received by the Secretary of Blount no later than November 1, 1999 in order to be considered for inclusion in the Blount 2000 annual meeting proxy materials.

                                 OTHER MATTERS

     As of the date of this proxy statement-prospectus, the Blount board knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement-prospectus. If any other matters shall properly come before either the special meeting or any adjournments or postponements thereof to be voted upon, the enclosed proxies will be considered to confer discretionary authority on the individuals named in the proxies to vote the shares represented by those proxies as to those matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the board of directors of Blount.

     We have not authorized anyone to give any information or make any representation about the merger or Blount that differs from or adds to the information in this document or in our documents that are publicly filed with the Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

     If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this proxy statement-prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this proxy statement-prospectus does not extend to you.

     The information contained in this proxy statement-prospectus speaks only as of its date unless the information specifically indicates that another date applies.

                                                                      APPENDIX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               AGREEMENT AND PLAN OF MERGER AND RECAPITALIZATION

                                    BETWEEN

                           RED DOG ACQUISITION, CORP.

                                      AND

                           BLOUNT INTERNATIONAL, INC.

                           DATED AS OF APRIL 18, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                                   ARTICLE I
THE MERGER................................................................    1
SECTION 1.1   The Merger..................................................    1
SECTION 1.2   Closing; Effective Time.....................................    2
SECTION 1.3   Effects of the Merger.......................................    2
SECTION 1.4   Certificate of Incorporation; By-Laws.......................    2
SECTION 1.5   Directors and Officers......................................    2
                                   ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
  CORPORATIONS............................................................    3
SECTION 2.1   Effect on Capital Stock.....................................    3
SECTION 2.2   Treatment of Employee Options...............................    3
SECTION 2.3   Appraisal Rights............................................    4
SECTION 2.4   Company Common Stock Elections..............................    4
SECTION 2.5   Proration...................................................    6
SECTION 2.6   Exchange of Certificates....................................    7
                                  ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................    9
SECTION 3.1   Organization and Qualification; Subsidiaries................    9
SECTION 3.2   Certificate of Incorporation and By-laws....................    9
SECTION 3.3   Capitalization..............................................   10
SECTION 3.4   Authority Relative to This Agreement........................   10
SECTION 3.5   No Conflict; Required Filings and Consents..................   11
SECTION 3.6   Compliance..................................................   12
SECTION 3.7   SEC Filings; Financial Statements; Liabilities..............   12
SECTION 3.8   Absence of Certain Changes or Events........................   13
SECTION 3.9   Absence of Litigation.......................................   13
SECTION 3.10  Employee Benefit Plans......................................   13
SECTION 3.11  Tax Matters.................................................   15
SECTION 3.12  Form S-4; Proxy Statement...................................   16
SECTION 3.13  Labor Matters...............................................   16
SECTION 3.14  Properties..................................................   16
SECTION 3.15  Environmental Matters.......................................   17
SECTION 3.16  Intellectual Property.......................................   18
SECTION 3.17  Year 2000...................................................   19
SECTION 3.18  Opinion of Financial Advisor................................   19
SECTION 3.19  Brokers.....................................................   19
SECTION 3.20  Takeover Statutes; Rights Plans.............................   19
                                   ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF NEWCO...................................   19
SECTION 4.1   Corporate Organization......................................   19
SECTION 4.2   Authority Relative to This Agreement........................   19
SECTION 4.3   No Conflict; Required Filings and Consents..................   20
SECTION 4.4   Form S-4; Proxy Statement...................................   21
SECTION 4.5   Brokers.....................................................   21
SECTION 4.6   Financing...................................................   21
SECTION 4.7   Operations of Newco.........................................   21
SECTION 4.8   Ownership of Company Common Stock...........................   22

                                                                            PAGE
                                                                            ----
                                   ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER....................................   22
SECTION 5.1   Conduct of Business of the Company Pending the Merger.......   22
                                   ARTICLE VI
ADDITIONAL AGREEMENTS.....................................................   24
SECTION 6.1   Stockholders Meeting........................................   24
SECTION 6.2   Form S-4 and Proxy Statement................................   24
SECTION 6.3   Resignation of Directors....................................   25
SECTION 6.4   Access to Information; Confidentiality......................   25
SECTION 6.5   No Solicitation of Transactions.............................   25
SECTION 6.6   Employment and Employee Benefits Matters....................   27
SECTION 6.7   Directors' and Officers' Indemnification and Insurance......   28
SECTION 6.8   Further Action; Efforts.....................................   29
SECTION 6.9   Public Announcements........................................   31
SECTION 6.10  Listing.....................................................   31
SECTION 6.11  Letter as to Solvency.......................................   32
SECTION 6.12  Affiliates..................................................   32
SECTION 6.13  Third Party Standstill Agreements; Tortious Interference....   32
                                  ARTICLE VII
CONDITIONS OF MERGER......................................................   32
SECTION 7.1   Conditions to Obligation of Each Party to Effect the
              Merger......................................................   32
SECTION 7.2   Conditions to Obligations of Newco..........................   33
SECTION 7.3   Conditions to Obligations of the Company....................   34
                                  ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER.........................................   35
SECTION 8.1   Termination.................................................   35
SECTION 8.2   Effect of Termination.......................................   36
SECTION 8.3   Fees and Expenses...........................................   36
SECTION 8.4   Amendment...................................................   37
SECTION 8.5   Waiver......................................................   37
                                   ARTICLE IX
GENERAL PROVISIONS........................................................   37
SECTION 9.1   Non-Survival of Representations, Warranties and
              Agreements..................................................   37
SECTION 9.2   Notices.....................................................   37
SECTION 9.3   Certain Definitions.........................................   38
SECTION 9.4   Severability................................................   39
SECTION 9.5   Entire Agreement; Assignment................................   40
SECTION 9.6   Parties in Interest.........................................   40
SECTION 9.7   Governing Law...............................................   40
SECTION 9.8   Headings....................................................   40
SECTION 9.9   Counterparts................................................   40
SECTION 9.10  Specific Performance; Jurisdiction..........................   40

Exhibit A -- Certificate of Incorporation of the Company

Exhibit B -- By-laws of the Company

Exhibit C -- Form of Company Affiliate Letter

                            INDEX OF PRINCIPAL TERMS

Affected Employees..........................................   27
Agreement...................................................    1
Bank Commitment Letter......................................   21
Cash Election Price.........................................    3
Cash Proration Factor.......................................    6
Certificate of Incorporation................................    2
Certificate of Merger.......................................    2
Certificates................................................    7
Closing.....................................................    2
Closing Date................................................    2
Code........................................................   13
Company.....................................................    1
Company Affiliated Group....................................   15
Company Class A Common Stock................................    1
Company Class B Common Stock................................    1
Company Common Stock........................................    1
Company Plans...............................................   13
Company Preferred Stock.....................................   10
Company Securities..........................................   10
Company's Benefits Protection Trust.........................   15
Confidentiality Agreement...................................   25
Contribution Amount.........................................   21
Controlled Group............................................   14
Costs.......................................................   28
Debt Financings.............................................   21
DGCL........................................................    1
Disclosure Schedule.........................................    9
Dissenting Shares...........................................    4
DOJ.........................................................   29
Effective Time..............................................    2
Electing Shares.............................................    3
Election Date...............................................    5
Employee Option.............................................    3
Employment Agreements.......................................   13
ERISA.......................................................   13
Exchange Act................................................    5
Exchange Agent..............................................    4
Exchange Fund...............................................    8
Financial Advisor...........................................   19
Financings..................................................   21
Form 10-K...................................................   12
Form of Election............................................    4
Form S-4....................................................   11
FTC.........................................................   29
Governmental Entity.........................................   11
HSR Act.....................................................   11
Indemnified Parties.........................................   28
Intellectual Property.......................................   18
Listing.....................................................   31
Management Agreements.......................................    1

Material Adverse Effect.....................................    9
Merger......................................................    1
Merger Consideration........................................    3
New Certificates............................................    7
New Employment Agreements...................................    1
Newco.......................................................    1
Non-Cash Election...........................................    4
Non-Cash Election Number....................................    6
Non-Cash Election Shares....................................    1
Non-Cash Proration Factor...................................    6
NYSE........................................................    5
Parent......................................................    1
Parent Commitment Letter....................................   21
Policies....................................................   27
Principal Stockholder.......................................    1
Proxy Statement.............................................   16
Rabbi Trust.................................................   15
Real Properties.............................................   16
Representatives.............................................   25
Rule 145....................................................    1
SEC.........................................................    1
SEC Reports.................................................   12
Securities..................................................    1
Securities Act..............................................   11
Senior Notes................................................   30
Severance Plans.............................................   13
Shares......................................................    1
Stockholder Agreement.......................................    1
Stockholders Meeting........................................   24
Subsidiary..................................................   39
Superior Proposal...........................................   26
Surviving Corporation.......................................    2
Takeover Proposal...........................................   26
Tax Return..................................................   16
Taxes.......................................................   15
Termination Date............................................   35
Termination Fee.............................................   36
The Blount, Inc. Executive Life Insurance Plan..............   15

               AGREEMENT AND PLAN OF MERGER AND RECAPITALIZATION

     AGREEMENT AND PLAN OF MERGER AND RECAPITALIZATION, dated as of April 18, 1999 (this "Agreement"), between RED DOG ACQUISITION, CORP., a Delaware corporation ("Newco"), and a wholly-owned subsidiary of LEHMAN BROTHERS MERCHANT BANKING PARTNERS II L.P., a Delaware limited partnership ("Parent"), and BLOUNT INTERNATIONAL, INC., a Delaware corporation (the "Company").

     WHEREAS, the respective Boards of Directors of the Company and Newco have determined that the merger (the "Merger") of Newco with and into the Company, upon the terms and subject to the conditions set forth in this Agreement, would be fair to and in the best interests of their respective stockholders, and such Boards of Directors have declared advisable and approved this Agreement and the transactions contemplated hereby, including the Merger, pursuant to which each share of (i) Class A Common Stock, par value $0.01 per share, of the Company (the "Company Class A Common Stock") and (ii) Class B Common Stock, par value $0.01 per share, of the Company (the "Company Class B Common Stock" and, together with the Company Class A Common Stock, the "Shares" or "Company Common Stock") issued and outstanding immediately prior to the Effective Time (as defined below) (other than (A) shares of Company Common Stock owned, directly or indirectly, by the Company or Newco and (B) Dissenting Shares (as defined below)) will, at the election of the holder thereof and subject to the terms hereof, be converted into either (I) the right to receive Common Stock, par value $0.01 per share, of the Surviving Corporation (the "Non-Cash Election Shares") or (II) the right to receive cash;

     WHEREAS, simultaneously with the execution and delivery of this Agreement, Newco and The Blount Holding Company, L.P. (the "Principal Stockholder") are entering into an agreement (the "Stockholder Agreement") pursuant to which the Principal Stockholder will agree to take specified actions in connection with the Merger;

     WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company and certain executives of the Company are entering into several Employment Agreements (collectively, the "New Employment Agreements" and, together with the Employee Shareholders Agreement and the Option Agreements related thereto, the "Management Agreements");

     WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes; and

     WHEREAS, Newco and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the Effective Time, Newco shall be merged with and into the

Company. As a result of the Merger, the separate corporate existence of Newco shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

     SECTION 1.2 Closing; Effective Time. Subject to the provisions of Article VII, the closing of the Merger (the "Closing") shall take place in New York City at the offices of Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York, as soon as practicable, but in no event later than the second business day after the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing), or at such other place or at such other date as Newco and the Company may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the "Closing Date". At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as required by and executed in accordance with the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by the parties hereto, being the "Effective Time") and shall make all other filings or recordings required under the DGCL in connection with the Merger.

     SECTION 1.3 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Newco shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Newco shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.4 Certificate of Incorporation; By-Laws. (a) At the Effective Time and without any further action on the part of the Company and Newco, the Restated Certificate of Incorporation of the Company (as amended, the "Certificate of Incorporation") as in effect immediately prior to the Effective Time shall be amended so as to read in its entirety in the form set forth in Exhibit A hereto and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

     (b) At the Effective Time and without any further action on the part of the Company and Newco, the by-laws of the Company as in effect immediately prior to the Effective Time shall be amended so as to read in their entirety in the form set forth in Exhibit B hereto and, as so amended, shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with their terms or the Certificate of Incorporation of the Surviving Corporation and as provided by law.

     SECTION 1.5 Directors and Officers. The directors of Newco and/or any individuals designated by Newco immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and by-laws of the Surviving Corporation, and the officers of the Company and/or any individuals designated by Newco immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

                                   ARTICLE II

                      EFFECT OF THE MERGER ON THE CAPITAL
                     STOCK OF THE CONSTITUENT CORPORATIONS

     SECTION 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Newco, the Company or the holders of any of the following securities:

     (a) Conversion of Company Common Stock. Except as otherwise provided herein and subject to Section 2.5, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 2.1(b) and Dissenting Shares) shall be converted into the following (the "Merger Consideration"):

          (i) for each such share of Company Common Stock with respect to which an election to receive common stock in the Surviving Corporation has been effectively made and not revoked or lost, pursuant to Sections 2.4(c), (d) and (e) (the "Electing Shares"), the right to receive, subject to Section 2.6(e), two fully paid and non-assessable Non-Cash Election Shares; and

          (ii) for each such share of Company Common Stock (other than Electing Shares), the right to receive in cash from the Company following the Merger an amount equal to $30.00, without interest, less any required withholding taxes (the "Cash Election Price").

     (b) Cancellation of Certain Stock. Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by the Company or Newco, in each case immediately prior to the Effective Time, shall be canceled and retired without any conversion thereof and no payment of cash and/or Non-Cash Election Shares or any other distribution shall be made with respect thereto. Each share of the Company Common Stock held by any direct or indirect Subsidiary (as defined below) of the Company or Parent (other than Newco) immediately prior to the Effective Time shall be converted into and become two Non-Cash Election Shares.

     (c) Common Stock of Newco. Each share of common stock of Newco issued and outstanding immediately prior to the Effective Time shall be converted into and become a number of Non-Cash Election Shares equal to the quotient of (i) (x) the quotient of the Contribution Amount divided by 30 (y) multiplied by two divided by (ii) the number of shares of common stock of Newco outstanding immediately prior to the Effective Time.

     (d) Cancellation of Company Common Stock. As of the Effective Time, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled or converted under Section 2.1(b)) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Certificate (as defined below) representing any such shares of Company Common Stock shall, to the extent such Certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.6 or, in the case of Dissenting Shares, the rights accorded under Section 262 of the DGCL.

     SECTION 2.2 Treatment of Employee Options. The Company shall take all action necessary so that, immediately prior to the Effective Time, each outstanding employee stock option (an "Employee Option"), whether or not then exercisable, shall be canceled

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

(provided that any such Employee Options shall be canceled by the Company only to the extent permitted and otherwise the Company shall use its reasonable best efforts to cancel any such Employee Options), and the holder thereof shall be entitled to receive at the Effective Time from the Company or as soon as practicable thereafter from the Surviving Corporation in consideration for such cancellation an amount in cash equal to the product of (i) the number of Shares previously subject to such Employee Option and (ii) the excess, if any, of the Cash Election Price per Share over the exercise price per Share previously subject to such Employee Option, less any required withholding taxes.

     SECTION 2.3 Appraisal Rights. (a) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders of the Company who have not voted in favor of or consented to the Merger and who are entitled to demand and have delivered a written demand for appraisal of such shares of Company Common Stock in the time and manner provided in Section 262 of the DGCL and shall not fail to perfect or shall not effectively withdraw or lose their rights to appraisal and payment under the DGCL (the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration, but the holders thereof shall be entitled to receive the consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if any such stockholder of the Company shall fail to perfect or shall effectively withdraw or lose his, her or its right to appraisal and payment under the DGCL, such holder's shares of Company Common Stock shall thereupon be treated as shares that are not Electing Shares and shall be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration set forth in Section 2.1(a)(ii).

     (b) The Company shall give Newco (i) notice of any demands for appraisal pursuant to Section 262 of the DGCL received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Newco or as otherwise required by applicable law, make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands.

     SECTION 2.4 Company Common Stock Elections. (a) Each person who, on or prior to the Election Date (as defined below), is a record holder of shares of Company Common Stock shall be entitled, with respect to all or any portion of such person's shares, to make an unconditional election (a "Non-Cash Election") on or prior to such Election Date to receive Non-Cash Election Shares, on the basis hereinafter set forth.

     (b) Prior to the mailing of the Proxy Statement (as defined below), Newco shall appoint a bank or trust company as may be approved by the Company (which approval shall not be unreasonably withheld or delayed) to act as exchange and paying agent (the "Exchange Agent") for the payment of the Merger Consideration.

     (c) Newco shall, subject to applicable requirements of the United States federal securities laws, prepare a form of election (the "Form of Election") which Form of Election shall be subject to the approval of the Company (which approval shall not be unreasonably withheld or delayed) to be mailed by the Company with the Proxy Statement to the record holders of Company Common Stock as of the record date for the Stockholders Meeting (as defined below), which Form of Election shall be used by each record holder of shares of Company Common Stock who wishes to elect to receive Non-Cash Election Shares for any or all shares of Company Common Stock held by such holder, subject to the provisions of
Section 2.5. The Company shall use its reasonable best

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

efforts to make the Form of Election and the Proxy Statement available to all persons who become holders of Company Common Stock during the period between such record date and the Election Date referred to below. Any such holder's election to receive Non-Cash Election Shares shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time, on the business day that is five business days prior to the date of the Stockholders Meeting (the "Election Date"), a Form of Election properly completed and signed and accompanied by Certificates representing the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Certificates as set forth in such Form of Election from a firm which is an "eligible guarantor institution" (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")); provided that such Certificates are in fact delivered to the Exchange Agent within seven New York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of such guarantee of delivery).

     (d) Any Form of Election may be revoked by the stockholder of the Company submitting it to the Exchange Agent only by written notice received by the Exchange Agent prior to 5:00 p.m, New York City time, on the Election Date (unless Newco and the Company determine not less than two business days prior to the Election Date that the Closing Date is not likely to occur within five business days following the date of the Stockholders Meeting, in which case any Form of Election will remain revocable until a subsequent date which shall be a date prior to the Closing Date determined by Newco and the Company and, in such a case, the Company shall provide notice to the stockholders of the Company of such date in such manner as it may reasonably determine). In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by Newco and the Company that this Agreement has been terminated. If a Form of Election is revoked, the Certificate or Certificates (or guarantees of delivery, as appropriate) for the shares of Company Common Stock to which such Form of Election relates shall be promptly returned by the Exchange Agent to the stockholder of the Company submitting the same.

     (e) The determination of the Exchange Agent (or the mutual determination of the Company and Newco in the event that the Exchange Agent declines to make any such determination) shall be binding as to whether or not elections to receive Non-Cash Election Shares have been properly made or revoked pursuant to this
Section 2.4 with respect to shares of Company Common Stock and as to when elections and revocations were received by it. If the Exchange Agent reasonably determines in good faith that any election to receive Non-Cash Election Shares was not properly made with respect to shares of Company Common Stock, such shares shall be treated by the Exchange Agent as shares which were not Electing Shares at the Effective Time, and such shares shall be converted in the Merger into the right to receive cash pursuant to Section 2.1(a)(ii), subject to proration as provided in Section 2.5. The Exchange Agent (or the Company and Newco by mutual agreement in the event that the Exchange Agent declines to make any such determination) shall also make all computations as to the allocation and the proration contemplated by Section 2.5, and any such computation shall be conclusive and binding on the stockholders of the Company. The Exchange Agent may, with the mutual written agreement of the Company and Newco, make such rules as are consistent with this Section 2.4 for the implementation of the elections provided for herein and as shall be necessary or desirable fully to effect such elections.

     SECTION 2.5 Proration. (a) Notwithstanding anything in this Agreement to the contrary, the aggregate number of shares of Company Common Stock to be converted into the right to receive Non-Cash Election Shares at the Effective Time (the "Non-Cash Election Number") shall be equal to 1,483,333 (excluding for this purpose any shares of Company Common Stock to be canceled or converted pursuant to Section 2.1(b)).

     (b) If the number of Electing Shares exceeds the Non-Cash Election Number, each Electing Share shall be converted into the right to receive Non-Cash Election Shares or cash in accordance with the terms of Section 2.1(a) in the following manner:

          (i) a proration factor (the "Non-Cash Proration Factor") shall be determined by dividing the Non-Cash Election Number by the total number of Electing Shares;

          (ii) the number of Electing Shares covered by each Non-Cash Election to be converted into the right to receive Non-Cash Election Shares shall be determined by multiplying the Non-Cash Proration Factor by the total number of Electing Shares covered by such Non-Cash Election; and

          (iii) all Electing Shares, other than those shares converted into the right to receive Non-Cash Election Shares in accordance with Section 2.5(b)(ii), shall be converted into the right to receive cash (on a consistent basis among stockholders of the Company who made the election referred to in Section 2.1(a)(i), pro rata to the number of shares of Company Common Stock as to which they made such election) as if such shares were not Electing Shares in accordance with the terms of
     Section 2.1(a)(ii).

     (c) If the number of Electing Shares is less than the Non-Cash Election
Number:

          (i) all Electing Shares shall be converted into the right to receive Non-Cash Election Shares in accordance with the terms of Section 2.1(a)(i);

          (ii) additional shares of Company Common Stock (other than Electing Shares, Dissenting Shares and Shares canceled pursuant to Section 2.1(b)) shall be converted into the right to receive Non-Cash Election Shares in accordance with the terms of Section 2.1(a)(i) in the following manner:

             (A) a proration factor (the "Cash Proration Factor") shall be determined by dividing (I) the difference between the Non-Cash Election Number and the number of Electing Shares by (II) the total number of Shares outstanding at the Effective Time (other than Electing Shares, Dissenting Shares and Shares canceled pursuant to Section 2.1(b)); and

             (B) the number of shares of Company Common Stock in addition to Electing Shares to be converted into the right to receive Non-Cash Election Shares shall be determined by multiplying the Cash Proration Factor by the total number of Shares outstanding at the Effective Time (other than Electing Shares, Dissenting Shares and Shares canceled pursuant to Section 2.1(b)); and

          (iii) shares of Company Common Stock subject to clause (ii) of this paragraph (c) shall be converted into the right to receive Non-Cash Election Shares in accordance with Section 2.1(a)(i) (on a consistent basis among stockholders of the Company who held shares of Company Common Stock as to which they did not make the election referred to in Section 2.1(a)(i), pro rata to the number of shares as to which they did not make such election).

     SECTION 2.6 Exchange of Certificates. (a) Exchange Agent. As of or as soon as reasonably practicable after the Effective Time, the Company shall deposit with the Exchange Agent, for the benefit of the stockholders of the Company, for exchange in accordance with this Article II, the Merger Consideration.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, each holder of an outstanding certificate or certificates which immediately prior thereto represented shares of Company Common Stock (the "Certificates") shall, upon surrender to the Exchange Agent of such Certificate or Certificates and acceptance thereof by the Exchange Agent, be entitled to a new certificate or new certificates (the "New Certificates") representing the number of full Non-Cash Election Shares, cash and cash payable in lieu of fractional shares, in each case, if any, to be received by the holder thereof pursuant to this Agreement. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there shall be no further transfer on the records of the Company or its transfer agent of Certificates and, if Certificates are presented to the Company for transfer, they shall be canceled against delivery of the Merger Consideration. If any New Certificate for Non-Cash Election Shares is to be issued in, or if cash is to be remitted to, a name other than that in which the Certificate surrendered for exchange is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Company or its transfer agent any transfer or other taxes required by reason of the issuance of New Certificates for such Non-Cash Election Shares in a name other than that of the registered holder of the Certificate surrendered, or establish to the satisfaction of the Company or its transfer agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.6(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by Section 2.1.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Non-Cash Election Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Non-Cash Election Shares to be received in respect thereof and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.6(e), in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the New Certificate or New Certificates representing whole Non-Cash Election Shares issued in connection therewith, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional Non-Cash Election Share to which such holder is entitled pursuant to
Section 2.6(e) and the proportionate amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Non-Cash Election Shares, and (ii) at the appropriate payment date, the proportionate amount of any dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole Non-Cash Election Shares.

     (d) No Further Ownership Rights in Shares. The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of
Article I and this Article II (including any cash paid pursuant to Section 2.6(e)) shall be deemed to

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

have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock so exchanged.

     (e) No Fractional Shares. (i) No New Certificates or scrip representing fractional Non-Cash Election Shares shall be issued in connection with the Merger and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of the Company after the Merger, and
(ii) notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Non-Cash Election Share (after taking into account all shares of Company Common Stock delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Cash Election Price.

     (f) Termination of Exchange Fund. Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to this Section 2.6 (the "Exchange Fund") which remains undistributed to the holders of the Certificates for twelve months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to the Company and only as general creditors thereof for payment of their claim for cash, if any, Non-Cash Election Shares, if any, any cash in lieu of fractional Non-Cash Election Shares and any dividends or distributions with respect to Non-Cash Election Shares to which such holders may be entitled, subject to escheat and similar abandoned property laws.

     (g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Company; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1 billion. Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation. If for any reason (including losses) the Exchange Fund is inadequate to pay the amount to which stockholders of the Company shall be entitled to receive hereunder, the Company shall in any event be liable for payment therefor.

     (h) No Liability. None of Newco, the Company or the Exchange Agent shall be liable to any holder of Company Common Stock in respect of Non-Cash Election Shares (or dividends or distributions with respect thereof) or any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any public official), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Newco that, except as disclosed in the SEC Reports (as defined below) filed, and publicly available, prior to the date hereof or as set forth on the Disclosure Schedule delivered by the Company to Newco prior to the execution of this Agreement (the "Disclosure Schedule") (provided that the listing of an item in one section of the Disclosure Schedule shall be deemed to be a listing in each section of the Disclosure Schedule and to apply to any other representation and warranty of the Company in this Agreement to the extent that is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other section or representation and warranty) or except as specifically contemplated by this Agreement, the Stockholder Agreement or the Management
Agreements:

     SECTION 3.1 Organization and Qualification; Subsidiaries. The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing which, individually or in the aggregate, would not have or would not reasonably be likely to have a Material Adverse Effect (as defined below). When used in connection with the Company or any of its Subsidiaries, the term "Material Adverse Effect" means any change or effect that would be materially adverse to the business, properties, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or to the ability of the Company to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated hereby, other than any change or effect resulting from
(i) changes in general economic conditions, (ii) the performance of this Agreement and compliance with the covenants set forth herein or (iii) general changes or developments in the industries in which the Company and its Subsidiaries operate. Section 3.1 of the Disclosure Schedule contains a true and accurate list of all the Subsidiaries of the Company. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

     SECTION 3.2 Certificate of Incorporation and By-laws. The Company has heretofore furnished to Newco a complete and correct copy of the Certificate of Incorporation and the by-laws of the Company and has made available or, upon request of Newco, will make available to Newco true and complete copies of the comparable charter and organizational documents of each Subsidiary of the Company, in each case, as currently in effect. Such Certificate of Incorporation and by-laws and such other documents are in full force and effect and no other organizational documents are applicable to or binding upon the Company or its Subsidiaries and neither the Company nor any Subsidiary is in violation of any provisions of its Certificate of Incorporation, by-laws or such other documents, as the case may be, except for, with respect to any Subsidiary of the Company (other than Blount, Inc.) (i) any such failure to be in full force or effect,
(ii) any such other organizational document or (iii) any such violation, in

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

each case for clauses (i), (ii) and (iii), which, individually or in the aggregate, would not have or would not reasonably be likely to have a Material Adverse Effect.

     SECTION 3.3 Capitalization. The authorized capital stock of the Company consists of (i) 60,000,000 shares of Company Class A Common Stock, (ii) 14,000,000 shares of Company Class B Common Stock and (iii) 4,456,855 shares of Preferred Stock, par value $0.01 per share (the "Company Preferred Stock"), of the Company. As of the date hereof, (i) 25,591,113 shares of Company Class A Common Stock (excluding shares held in the treasury of the Company) and 11,472,071 shares of Company Class B Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (ii) 1,846,635 shares of Company Class A Common Stock were held in the treasury of the Company, (iii) no shares of Preferred Stock were issued and outstanding and (iv) an aggregate of 4,177,586 shares of Company Class A Common Stock were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding Employee Options issued pursuant to the Company Plans (as defined in Section 3.10) and the dividend reinvestment plan of the Company. Except (i) as set forth above, (ii) as a result of the exercise of Employee Options, (iii) as a result of or in connection with the dividend reinvestment plan of the Company or (iv) as a result of or in connection with the conversion of Class B Common Stock into Class A Common Stock, (A) there are not outstanding or authorized any (I) shares of capital stock or other voting securities of the Company, (II) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (III) options, securities or other rights to acquire from the Company, or obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (IV) equity equivalents, including phantom stock rights and stock appreciation rights, interests in the ownership or earnings of the Company or other similar rights (collectively, "Company Securities"), (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities, and (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party. Each of the outstanding shares of capital stock of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for directors' qualifying shares, all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever.

     SECTION 3.4 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than, with respect to the Merger, the adoption of this Agreement by the holders of a majority in voting power of the outstanding shares of Company Common Stock voting together as a single class and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). The Board of Directors of the Company at a meeting duly called and held has unanimously

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

(i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interests of the holders of the Shares, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended that the stockholders of the Company adopt this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Newco, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing. The only vote of the stockholders of the Company required to adopt this Agreement is the affirmative vote by the holders of a majority in voting power of the outstanding Shares voting together as a single class.

     SECTION 3.5 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (i) conflict with or violate the Certificate of Incorporation or by-laws of the Company, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained and all filings described in such subsection have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a material benefit under, or give rise to any right of termination, cancellation, material amendment or material acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default or other occurrence which, individually or in the aggregate, would not have or would not be reasonably likely to have a Material Adverse Effect.

     (b) The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Federal, state, local or foreign court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity"), except for
(i) compliance with and filings under, to the extent required, the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act and the rules and regulations promulgated thereunder, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and state securities, takeover and Blue Sky laws, (ii) the filing of the registration statement on Form S-4, including the Proxy Statement, with the SEC by the Company in connection with the issuance of Non-Cash Election Shares in connection with the Merger (the "Form S-4"), (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) compliance with and filings under, to the extent required, the applicable requirements of the Department of Defense and the Bureau of Alcohol, Tobacco and Firearms, which requirements are not applicable prior to the Effective Time, (v) compliance with and filings under, to the extent required, the applicable requirements of the Investment Canada Act and the Canada Competition Act,

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

(vi) compliance with and filings under, to the extent required, the applicable requirements with the Brazilian Antitrust Authority; (vii) compliance with and filings under, to the extent required, the applicable requirements of the NYSE or the Nasdaq Stock Market, as the case may be, and (viii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, would not have or would not reasonably be likely to have a Material Adverse Effect

     SECTION 3.6 Compliance. Neither the Company nor any of its Subsidiaries is in violation of any law, rule, regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties are bound, except for any such violation which, individually or in the aggregate, would not have or would not reasonably be likely to have a Material Adverse Effect. The Company and its Subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises from all Governmental Entities required to conduct their respective businesses as now being conducted, except for any such permit, license, authorization, exemption, order, consent, approval or franchise the absence of which, individually or in the aggregate, would not have or would not reasonably be likely to have a Material Adverse Effect.

     SECTION 3.7 SEC Filings; Financial Statements; Liabilities. (a) The Company has filed all forms, reports, statements and documents required to be filed with the SEC since January 1, 1998, in each case including all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the "SEC Reports"), each of which, as finally amended, has complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. None of the SEC Reports contained, when filed, as finally amended, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (b) Each of the audited consolidated financial statements of the Company (including any related notes thereto) for the fiscal years ended December 31, 1997 and December 31, 1998 included in its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 as filed with the SEC (the "Form 10-K") complies as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and has been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly presents in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the consolidated results of operations, cash flows and changes in stockholders' equity for the periods indicated.

     (c) Except (i) as set forth or reflected in the consolidated financial statements (including the notes thereto) of the Company included in the Form 10-K, (ii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice or (iii) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement, since December 31, 1998, neither the Company nor any of its Subsidiaries have incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a consolidated balance sheet of the Company prepared in accordance with generally accepted accounting principles as of December 31, 1998 consistently applied, except for any such liabilities or

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obligations which, individually or in the aggregate, would have not or would not reasonably be likely to have a Material Adverse Effect.

     SECTION 3.8 Absence of Certain Changes or Events. Since December 31, 1998, except as specifically contemplated by this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course and, since such date, there has not been (i) any change, event or occurrence which has had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect or (ii) as of the date hereof, any action which, if it had been taken or occurred after the execution of this Agreement, would have required the consent of Newco pursuant to the second sentence of Section 5.1 of this Agreement.

     SECTION 3.9 Absence of Litigation. There are no suits, claims, actions, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, other than any such suit, claim, action, proceeding or investigation which, individually or in the aggregate, would not have or would not reasonably be likely to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree or award having, or which would have or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

     SECTION 3.10 Employee Benefit Plans. (a) Section 3.10(a) of the Disclosure Schedule contains a true and complete list of (i) each "employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), each stock option, stock purchase, compensation, deferred compensation and each other employee plan, program, agreement or arrangement (including all director benefit plans, and all severance guidelines and practices ("Severance Plans"))and each vacation or sick pay policy, and fringe benefit plan (collectively, the "Company Plans") and (ii) each compensation or employment agreement (collectively, the "Employment Agreements") in existence as of the date hereof for any employees (and former employees) and directors (and former directors) of the Company and its Subsidiaries (in each case, other than the New Employment Agreements).

     (b) Each Company Plan which is intended to be qualified within the meaning of Code (as defined below) section 401(a) has received a favorable determination letter as to its qualification (a copy of which has been made available to Newco). With respect to each Company Plan, the Company has delivered to Newco a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, (iii) any summary plan description and other written communications by the Company or any of its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan and (iv) for the most recent year
(A) the Form 5500 and attached schedules, (B) audited financial statements and
(C) actuarial valuation reports.

     (c) Except as would not have or would not reasonably be likely to have a Material Adverse Effect, (i) each Company Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Internal Revenue Code of 1986, as amended (the "Code"), and other applicable laws, rules and regulations,
(ii) nothing has occurred, whether by action or failure to act, that would cause the loss of qualification of any Company Plan that has received a favorable determination letter, (iii) no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or by

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

reason of their affiliation with any member of their "Controlled Group" (defined as any organization which is a member of a controlled group of organizations within the meaning of Code sections 414(b), (c), (m) or (o)), to any tax, fine, lien or penalty imposed by ERISA, the Code or other applicable laws, rules and regulations, (iv) for each Company Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof,(v) no "reportable event" (as such term is defined in ERISA section 4043) with respect to which notice has not been waived, and no "prohibited transaction" (as such term is defined in ERISA section 406 and Code section 4975) that is not exempt or "accumulated funding deficiency" (as such term is defined in ERISA section 302 and Code section 412 (whether or not waived)) has occurred with respect to any Company Plan, (vi) there has been no termination of any Company Plan which has caused any liability under Title IV of ERISA and (vii) all contributions to, and payments from, each Company Plan have been timely made.

     (d) Except as would not have or would not reasonably be likely to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries or any member of their Controlled Group contributes or has any liability to any multiemployer plan (within the meaning of ERISA section 4001(a)(3)) and none of the Company, any of its Subsidiaries or any member of their Controlled Group has incurred any withdrawal liability under Title IV of ERISA.

     (e) With respect to each Company Plan, except as would not have or would not reasonably be likely to have a Material Adverse Effect, no actions, suits, or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened.

     (f) Except as would not have or would not reasonably be likely to have a Material Adverse Effect, the information supplied to the plan actuary by the Company and any Subsidiary of the Company for use in preparing the most recent actuarial reports or valuations was complete and accurate in all material respects and the Company has no reason to believe that the conclusions expressed in those reports or valuations are incorrect.

     (g) The list of employee welfare benefit plans (within the meaning of section 3(1) of ERISA) set forth in Section 3.10(g) of the Disclosure Schedule discloses whether each welfare plan is (i) unfunded, (ii) funded through a "welfare benefit fund," as such term is defined in section 419(e) of the Code, or other funding mechanism, or (iii) insured.

     (h) Except as would not have or would not reasonably be likely to have a Material Adverse Effect, no compensation payable by the Company or any of its Subsidiaries to any of their employees under any existing contract, Company Plan or other employment arrangement or understanding (including by reason of any of the transactions contemplated by this Agreement) would be subject to disallowance under section 162(m) of the Code.

     (i) Other than payments that may be made to the persons listed in Section 3.10(e) of the Disclosure Schedule (the "Primary Company Executives"), any amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger by any employee, officer or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in the proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Plan currently in effect would not be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code).

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

     (j) No employee of the Company or any of its Subsidiaries will be entitled to any additional benefits in any material amount or any acceleration of the time of payment or vesting of any benefits in any material amount under any Company Plan as a result of the performance of this Agreement.

     (k) Based on the assumptions incorporated in the information made available to Newco as of April 9, 1999, if the Company were to (i) borrow the maximum amount available from the life insurance policies held by the Company under The Blount, Inc. Executive Life Insurance Plan and contribute such amount to the Company's Executive Benefits Trust and (ii) obtain waivers from each of the Company's executives listed on Section 3.10(k) of the Disclosure Schedule to the effect that there will be no required funding of the Company's Benefits Protection Trust (together with the Company's Executive Benefits Trust, the "Rabbi Trusts") in excess of the amount provided in this Section 3.10(k), the maximum amount that would be required to be funded pursuant to the provisions of the Rabbi Trusts would be not more than $1,500,000 as of the date hereof.

     SECTION 3.11 Tax Matters. Except for matters which would not have or would not reasonably be likely to have a Material Adverse Effect, the Company and each of its Subsidiaries, and any consolidated, combined, unitary or aggregate group for tax purposes of which the Company or any of its Subsidiaries is currently a member (a "Company Affiliated Group"), has timely filed all Tax Returns (as defined below) required to be filed by it in the manner provided by law, has paid all Taxes (as defined below) shown thereon to be due and has provided adequate reserves in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any Tax Returns. Except for matters which would not have or would not reasonably be likely to have a Material Adverse Effect: (i) there is no audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company, any Subsidiary of the Company or any member of the Company Affiliated Group; (ii) no requests for waivers of the time to assess any Taxes have been granted or are pending (other than with respect to years that are currently under examination by the U.S. Internal Revenue Service or other applicable taxing authorities); (iii) all material assessments for Taxes due and owing by the Company, any Subsidiary of the Company or any member of the Company Affiliated Group with respect to completed and settled examinations or concluded litigation have been paid, unless such amounts are not yet due or are being contested in good faith; (iv) the statute of limitations on assessment or collection of any federal or state income taxes due from the Company or any of its Subsidiaries has expired for all taxable years of the Company and its Subsidiaries through February 1993; (v) the federal income Tax Returns of the Company and each of its Subsidiaries have been examined by and settled with the U.S. Internal Revenue Services for all years through February 1993; (vi) the Company and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes; and (vii) to the knowledge of the Company, no liability for Taxes of another corporation has been asserted against the Company or any of its Subsidiaries by reason of its being or having been a member of any consolidated, combined, unitary or aggregate group for tax purposes (other than a Company Affiliated Group). For purposes of this Agreement, "Taxes" shall mean any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and

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

any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign. For purposes of this Agreement, "Tax Return" shall mean any return, report or statement required to be filed with any governmental authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

     SECTION 3.12 Form S-4; Proxy Statement. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading and (ii) the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (such proxy statement, as amended or supplemented, is herein referred to as the "Proxy Statement") will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 will, as of its effective date, and the prospectus contained therein will, as of its date, comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder. The Proxy Statement will, at the time of the Stockholders Meeting, comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Newco or any of its affiliates or representatives which is contained or incorporated by reference in the Form S-4 or the Proxy Statement.

     SECTION 3.13 Labor Matters. (i) Neither the Company nor any of its Subsidiaries is a party to any agreement pursuant to which a labor organization is certified under applicable labor law as a bargaining agent for any of the Company's or any of its Subsidiaries' employees or is presently negotiating any such agreement, (ii) there are no strikes, work stoppages, work slowdowns, sick-outs, lock-outs, or, to the knowledge of the Company, threats of any of the foregoing, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect and (iii) to the knowledge of the Company, the Company and each of its Subsidiaries is in compliance with all applicable laws, agreements, contracts and policies relating to employment, employment practices and wages, except for any such failure to comply with such laws, agreements, contracts or policies which, individually or in the aggregate, would not have or would not reasonably be likely to have a Material Adverse Effect.

     SECTION 3.14 Properties. The Company or one of its Subsidiaries has (i) good and marketable title to the real property owned in fee by the Company or any of its Subsidiaries and (ii) good and valid leasehold title or other occupancy right to the real property leased, subleased or licensed by the Company or any of its Subsidiaries, in each case where any such real property is reasonably necessary to the conduct of the business of the Company and its Subsidiaries as it is presently conducted (collectively, the "Real Properties"), except for any failure to have such title or right which, individually or in the aggregate, would not have or would not reasonably be likely to have a Material Adverse Effect. With respect to any Real Property owned by the Company or any of its Subsidiaries, such property is owned free and clear of all liens and other encumbrances, except for (i) any such liens or other encumbrances for taxes, assessments and other

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

governmental charges not yet due and payable or, if due, not delinquent or being contested in good faith by appropriate proceedings during which collection or enforcement against the Real Property is stayed, (ii) easements, licenses, covenants, conditions, rights-of-way and other similar restrictions and encumbrances, including any other agreements, restrictions or encumbrances which would be shown by a current title report or other similar report or listing and other matters of record, so long as any such easements, licenses, covenants, conditions, rights-of-way and other similar restrictions and encumbrances do not prevent the use of such Real Property as currently used, (iii) zoning, building and other similar restrictions, (iv) any such liens or other encumbrances in respect of pledges or deposits and worker's compensation laws or similar legislation, unemployment insurance or other types of social security or to secure the performance of tenders, statutory obligations, and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations or mechanics', artisan's or workmen's liens so long as any such liens do not prevent the use of such Real Property as currently used or (v) where the existence of any such liens or other encumbrances, individually or in the aggregate, would not have or would not reasonably be likely to have a Material Adverse Effect. There are no pending or, to the knowledge of the Company, threatened condemnation proceedings against or affecting any owned Real Property and none of the owned Real Property is subject to any commitment or other arrangement for its sale to a third party outside the ordinary course of business, except where the existence of any such proceeding, commitment or other arrangement which, individually or in the aggregate, would not have or would not reasonably be likely to have a Material Adverse Effect.

     SECTION 3.15 Environmental Matters. (a) Except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect: (i) the Company and each of its Subsidiaries complies with all applicable Environmental Laws (as defined below) and possesses and complies with all applicable Environmental Permits (as defined below) required under such laws to operate its business as it presently operates; (ii) within the past two years the Company has not received any (A) written notification alleging that it or any of its Subsidiaries has violated or is liable under any Environmental Law or
(B) written request for information pursuant to section 104(e) of the U.S. Comprehensive Environmental Response, Compensation and Liability Act or similar U.S. state statute concerning disposal of Materials of Environmental Concern (as defined below) at any location; (iii) there are no Environmental Claims (as defined below) pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company or any of its Subsidiaries has or is alleged to have retained or assumed either contractually or by operation of law; and (iv) since January 1, 1992 none of the Company or any of its Subsidiaries has contractually retained or contractually assumed any liabilities or obligations that could reasonably be expected to provide the basis for an Environmental Claim. Notwithstanding the generality of any other representations and warranties in this Agreement, the representations and warranties in this Section 3.15 shall be deemed the only representations and warranties in this Agreement with respect to matters relating to Environmental Laws or to Materials of Environmental Concern.

     (b) To the knowledge of the Company after due inquiry, there have been no Releases (as defined below) of Materials of Environmental Concern (as defined below) in a condition or concentration that is reasonably likely to result in a material Environmental Claim against the Company or any of its Subsidiaries at any property currently or formerly

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

owned or operated by the Company or any of its Subsidiaries or any properties at which Materials of Environmental Concern were stored or disposed of or to which Materials of Environmental Concern were transported by or on behalf of the Company or any of its Subsidiaries.

     (c) For purposes of this Agreement, the following terms are defined as set forth below:

     "Environmental Claim" means any and all administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, claims, investigations, liens, proceedings, notices of noncompliance or violation, and, in the case of the province of Ontario, program approvals, of which the Company or any of its Subsidiaries has been notified in writing or of which the Company's general counsel has been notified orally, by any person or entity (including any Governmental Entity), alleging potential liability (including potential responsibility or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (A) the presence, Release or threatened Release of any Materials of Environmental Concern at any location, whether or not owned, operated, leased or managed by the Company or any of its Subsidiaries, (B) any violation or alleged violation of any Environmental Law or
(C) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence, Release or threatened Release of any Materials of Environmental Concern;

     "Environmental Laws" means all foreign or U.S. federal, state or local statutes, regulations, ordinances, codes, decrees, judgments or binding agreements issued, promulgated or entered into by or with any Governmental Entity or relating to pollution or protection of the environment (including the ambient air, soil, surface water or groundwater), in effect as of the date of the Closing;

     "Environmental Permits" means all permits, licenses, registrations and, in the case of the province of Ontario, certificates of approval, and other authorizations required under applicable Environmental Laws;

     "Materials of Environmental Concern" means: (i) any hazardous, acutely hazardous or toxic substance or waste defined as such, or any other chemical or material regulated, under Environmental Laws, including the U.S. Comprehensive Environmental Response, Compensation and Liability Act and the U.S. Resource Conservation and Recovery Act; and (ii) petroleum and petroleum by-products; and

     "Release" means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including ambient air, soil, surface water or groundwater) or within any building, structure, facility or fixture.

     SECTION 3.16 Intellectual Property. To the knowledge of the Company, the Company and its Subsidiaries own or possess adequate rights to use all patents, trademarks, trade names, service marks, inventions, processes, designs, know-how and other proprietary intellectual property rights reasonably necessary for the conduct of the business of the Company and its Subsidiaries as presently conducted (the "Intellectual Property"), except for any such failure to own or possess which, individually or in the aggregate, would not have or would not reasonably be likely to have a Material Adverse Effect. To the knowledge of the Company, neither the Company nor any of its Subsidiaries

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

has received any written notice or claim in the past twenty-four months that any Intellectual Property is invalid or ineffective, infringes in any material way on similar rights owned or alleged to be owned by others or is being infringed by others in any material way, except for any such failure to be valid or effective or any such infringement which, individually or in the aggregate, would not have or would not reasonably be likely to have a Material Adverse Effect.

     SECTION 3.17 Year 2000. All computer software, computer hardware and other applicable technology used by the Company or any of its Subsidiaries is currently designed or in the process of being prepared to operate in all respects after December 31, 1999 to process accurately data (including calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries, except for any such deficiencies which could be remediated by December 31, 1999 or which, individually or in the aggregate, would not have or would not reasonably be likely to have a Material Adverse Effect.

     SECTION 3.18 Opinion of Financial Advisor. The Beacon Group Capital Services, LLC (the "Financial Advisor") has delivered to the Board of Directors of the Company its written opinion (or oral opinion to be confirmed in writing) that the consideration to be received by the stockholders of the Company pursuant to the Merger is fair to such stockholders from a financial point of view.

     SECTION 3.19 Brokers. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company.

     SECTION 3.20 Takeover Statutes; Rights Plans. No "fair price", "moratorium", "control share acquisition" or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) applicable to the Company is applicable to the Merger or the other transactions contemplated hereby. As of the date of this Agreement, the Company does not have any stockholder rights plan or similar antitakeover device in effect. Assuming the accuracy of the representation and warranty of Newco set forth in Section 4.8, the action of the Board of Directors of the Company in approving the Merger, this Agreement and the Stockholder Agreement (and the transactions provided for herein and therein) is sufficient to render inapplicable to the Merger and this Agreement and the Stockholder Agreement (and the transactions provided for herein and therein) the restrictions on "business combinations" (as defined in Section 203 of the DGCL) set forth in Section 203 of the DGCL.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF NEWCO

     Newco hereby represents and warrants to the Company that:

     SECTION 4.1 Corporate Organization. Newco is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted.

     SECTION 4.2 Authority Relative to This Agreement. Newco has all necessary power and authority to execute and deliver this Agreement and the Stockholder Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of

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this Agreement and the Stockholder Agreement by Newco and the consummation by
Newco of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action (including by the Boards of Directors or equivalent bodies of Parent and Newco and, prior to the Effective Time, by Parent as the sole stockholder of Newco), and no other proceedings on the part of Newco are necessary to authorize this Agreement or the Stockholder Agreement or to consummate the transactions contemplated hereby and thereby (other than the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by Newco and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each such party enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

     SECTION 4.3 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement and the Stockholder Agreement by Newco and the consummation by Newco of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate the respective certificates or articles of incorporation or by-laws or equivalent organizational documents of Newco, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained and all filings described in such subsection have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Newco or by which its properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a material benefit under, or give rise to any right of termination, cancellation, material amendment or material acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which Newco is a party or by which Newco or any of its properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default or other occurrence which, individually or in the aggregate, would not have or would not reasonably be likely to have a Newco Material Adverse Effect (as defined below).

     As used herein, "Newco Material Adverse Effect" means any change or effect that would be materially adverse to the ability of Newco to perform its obligation under this Agreement or to consummate the Merger and the other transactions contemplated hereby.

     (b) The execution and delivery of this Agreement and the Stockholder Agreement by Newco and the consummation by Newco of the transactions contemplated hereby and thereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, except for (i) compliance with and filings under, to the extent required, the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, the HSR Act and state securities, takeover and Blue Sky laws, (ii) the filing of the Form S-4, including the Proxy Statement, with the SEC under the Securities Act, (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) compliance with and filings under, to the extent required, applicable requirements of the Department of Defense and the Bureau of Alcohol, Tobacco and Firearms, which requirements are not applicable prior to the Effective Time, (v) compliance with and filings under, to the extent required, the applicable requirements of the Investment Canada Act and the Canada Competition Act, (vi) compliance with and filings under, to the

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extent required, the applicable requirements with the Brazilian Antitrust
Authority, (vii) compliance with and filings under, to the extent required, the applicable requirements of the NYSE or the Nasdaq Stock Market, as the case may be, and (viii) any such consent, approval, authorization, permit, action, filing or notification, the failure of which to make or obtain, individually or in the aggregate, would not have or would not reasonably be likely to have a Newco Material Adverse Effect.

     SECTION 4.4 Form S-4; Proxy Statement. None of the information supplied or to be supplied by Newco specifically for inclusion in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Newco makes no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained or incorporated by reference in the Form S-4 or the Proxy Statement.

     SECTION 4.5 Brokers. No broker, finder or investment banker (other than Lehman Brothers Inc.) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Newco or any of its affiliates.

     SECTION 4.6 Financing. Newco has received and delivered to the Company two commitment letters each dated April 17, 1999 addressed to Parent and Newco (the "Bank Commitment Letters") from Lehman Brothers Inc. and Lehman Commercial Paper Inc. whereby Lehman Brothers Inc. and Lehman Commercial Paper Inc. have committed, upon the terms and subject to the conditions set forth therein, to provide debt financing in the aggregate amount of $825 million (of which $325 million shall be in the form of senior subordinated indebtedness) (collectively, the "Debt Financings"). Newco has received and delivered to the Company a letter dated the date hereof (the "Parent Commitment Letter") from Parent addressed to Newco and the Company whereby Parent has committed, upon the terms and subject to the conditions set forth therein, to provide a cash contribution in the form of common equity financing to Newco in the amount of $417.5 million, less the equity investment in the Company made as part of the Closing by members of the Company's management pursuant to the Management Agreements (the "Contribution Amount" and, together with the Debt Financings, the "Financings"). Each of the Bank Commitment Letters and the Parent Commitment Letter is in effect on the date hereof and has not been amended or modified and there is no breach or default existing (or which with notice or lapse of time or otherwise may exist) thereunder. The aggregate proceeds of the Financings are sufficient to pay the cash portion of the Merger Consideration, to repay the existing indebtedness of the Company and its Subsidiaries (excluding any indebtedness the parties agree shall not be repaid) and to pay all fees and expenses related to the transactions contemplated by this Agreement.

     SECTION 4.7 Operations of Newco. Newco was formed on April 6, 1999 solely for the purpose of engaging in the transactions contemplated by this Agreement and the Stockholder Agreement and prior to the Effective Time will have engaged in no other

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

business activities and will have incurred no liabilities or obligations other than as contemplated herein. The authorized capital stock of Newco consists of 1,000 shares of common stock, par value $0.01 per share, all shares of which are issued and outstanding. All of such issued and outstanding shares are validly issued, fully paid and nonassessable and are owned by Parent, free and clear of all security interests, liens, claims, pledges, agreements, limitations on voting rights, charges or other encumbrances of any nature whatsoever. Newco has no direct or indirect Subsidiaries and does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

     SECTION 4.8 Ownership of Company Common Stock. As of the date of this Agreement, Newco or its affiliates do not own (directly of indirectly, beneficially or of record) any shares of Company Common Stock, and none of Newco or its affiliates hold any rights to acquire any shares of Company Common Stock except pursuant to this Agreement.

                                   ARTICLE V

                     CONDUCT OF BUSINESS PENDING THE MERGER

     SECTION 5.1 Conduct of Business of the Company Pending the Merger. The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except as specifically contemplated by this Agreement or the Management Agreements, as set forth on Section 5.1 of the Disclosure Schedule or as required by law, or unless Newco shall otherwise consent in writing, the business of the Company and its Subsidiaries shall be conducted in its ordinary course of business consistent with past practice and the Company shall use its reasonable best efforts to preserve substantially intact its business organization, to keep available the services of its officers and employees and to preserve its present relationships with customers, suppliers, Governmental Entities and other persons with which it has significant business relations. Between the date of this Agreement and the Effective Time, except as specifically contemplated by this Agreement or the Management Agreements, as set forth on Section 5.1 of the Disclosure Schedule or as required by law, neither the Company nor any of its Subsidiaries shall without the prior written consent of Newco:

          (a) amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents;

          (b) authorize for issuance, issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including but not limited to stock appreciation rights or phantom stock rights), of the Company or any of its Subsidiaries (except (i) for the issuance of shares of Company Class A Common Stock issuable in accordance with the terms of Employee Options as in effect on the date hereof, (ii) for the conversion of shares of Company Class B Common Stock into shares of Company Class A Common Stock, (iii) for the grant of Employee Options, and issuances of Company Class A Common Stock pursuant thereto, in the ordinary course of business consistent with past practice or (iv) in connection with the dividend reinvestment plan of the Company);

          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (i) any dividend or distribution by a wholly-owned (other than directors' qualifying

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

     shares) Subsidiary of the Company or (ii) regular quarterly dividends of the Company in an amount not to exceed $0.07125 per Share per quarter, subject to increases consistent with past practice);

          (d) effect any reorganization or recapitalization or reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any capital stock of the Company or any of its Subsidiaries (except in connection with the conversion of shares of Company Class B Common Stock into shares of Company Class A Common Stock), other than the transactions contemplated hereby and by the Stockholder Agreement;

          (e) (i) acquire (by merger, consolidation or acquisition of stock or assets) or sell (by merger, consolidation or sale of stock or assets) any corporation, partnership or other business organization or division thereof or any assets, in each case, which are material to the Company and its Subsidiaries taken as a whole, (ii) incur any long-term indebtedness for borrowed money or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than a Subsidiary of the Company), in each case, other than (A) in the ordinary course of business consistent with past practice or (B) any letter of credit entered into in the ordinary course of business consistent with past practice, (iii) other than in the ordinary course of business consistent with past practice, enter into or renew or amend in any material respect any contract or agreement which is or would be material to the Company and its Subsidiaries taken as a whole or (iv) authorize any new capital expenditures which are, in the aggregate, in excess of $25,000,000;

          (f) except as contemplated by Section 6.6 or except to the extent required under the Company Plans and Employment Agreements as in effect on the date of this Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases for officers and employees of the Company or its Subsidiaries in the ordinary course of business consistent with past practice, or establish, adopt, enter into or amend or terminate any collective bargaining agreement, Company Plan or bonus, profit sharing, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

          (g) sell, lease or otherwise dispose of, or grant any lien with respect to, any assets or properties of the Company or its Subsidiaries which are, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, except for dispositions of excess or obsolete assets and sales of inventories in the ordinary course of business consistent with past practice;

          (h) change in any material respect any of the accounting principles or practices used by it, except as may be required as a result of a change in SEC guidelines or generally accepted accounting principles;

          (i) make any material Tax election or settle or compromise any material Tax liability, other than in the ordinary course of business;

          (j) pay, discharge or satisfy any liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any payment, discharge or satisfaction (i) in the ordinary course of business consistent with past practice, (ii) in accordance with the terms of any such liabilities or obligations, (iii) as otherwise permitted by this Agreement or (iv) which does not involve an amount in excess of $500,000;

          (k) settle or compromise any litigation (whether or not commenced prior to the date of this Agreement) other than settlements or compromises of litigation where the amount paid (less the amount reserved for such matters by the Company) in settlement or compromise in each case does not exceed $250,000;

          (l) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, merger or other reorganization of the Company or any of its Subsidiaries not constituting an inactive Subsidiary (other than the Merger); or

          (m) agree to take any of the actions described in Sections 5.1(a) through 5.1(l).

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     SECTION 6.1 Stockholders Meeting. (a) As soon as reasonably practicable following the date of this Agreement, the Company, acting through its Board of Directors, shall (i) duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting this Agreement (the "Stockholders Meeting") and (ii) (A) include in the Proxy Statement the recommendation of the Board of Directors that the stockholders of the Company vote in favor of the adoption of this Agreement and the written opinion of the Financial Advisor that the Merger Consideration to be received by the stockholders of the Company pursuant to the Merger is fair to such stockholders from a financial point of view and (B) use its reasonable best efforts to obtain the necessary adoption of this Agreement by the stockholders of the Company; provided that the Board of Directors of the Company may fail to make or withdraw, modify or change such recommendation and/or may fail to use such efforts if it shall have determined in good faith, after consultation with outside counsel to the Company, that such action is necessary in order for the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law.

     (b) Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall be submitted to the stockholders of the Company whether or not the Board of Directors determines at any subsequent time after the date of this Agreement to withdraw, modify or change its recommendation that the stockholders of the Company vote in favor of the adoption of this Agreement; provided that the Company shall not be required to hold the Stockholders Meeting and submit this Agreement if this Agreement is terminated.

     SECTION 6.2 Form S-4 and Proxy Statement. As soon as reasonably practicable following the date of this Agreement, the Company shall prepare the Form S-4 and the Proxy Statement and shall file with the SEC under the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder the Form S-4, in which the Proxy Statement will be included. Newco and the Company will cooperate with each other in the preparation of the Form S-4 and the Proxy Statement. Without limiting the generality of the foregoing, Newco will furnish to the Company the information relating to it or its affiliates required by the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Form S-4 and the Proxy Statement. The Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as soon as reasonably practicable after it is filed with the SEC. The Company shall use its reasonable best efforts to cause the Proxy

Statement to be mailed to the stockholders of the Company as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. The Company shall also use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the registration and qualification of the Non-Cash Election Shares following the Merger. Each of Newco and the Company agree to correct any information provided by it for use in the Form S-4 which shall have become false or misleading. The Company shall as soon as reasonably practicable notify Newco of (i) the effectiveness of the Form S-4, (ii) the receipt of any comments from the SEC with respect to the Form S-4 and the Proxy Statement and (iii) any request by the SEC for any amendment to the Form S-4 and the Proxy Statement or for additional information.

     SECTION 6.3 Resignation of Directors. At the Closing, the Company shall deliver to Newco evidence reasonably satisfactory to Newco of the resignation of all directors of the Company, effective at the Effective Time.

     SECTION 6.4 Access to Information; Confidentiality. (a) From the date hereof to the Effective Time, upon reasonable prior written notice, the Company shall, and shall use its reasonable best efforts to cause its Subsidiaries, officers, directors and employees to, afford the officers, employees, auditors and other authorized representatives of Newco reasonable access, consistent with applicable law, at all reasonable times to its officers, employees, properties, offices, plants and other facilities and to all books and records, including security position listings or other information concerning beneficial owners and/or record owners of the Company's securities, and shall furnish Newco with all financial, operating and other data and information as Newco, through its officers, employees or authorized representatives, may from time to time reasonably request in writing. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries and shall be in accordance with any other existing agreements or obligations binding on the Company or any of its Subsidiaries.

     (b) Newco shall hold and treat and shall cause its officers, employees, auditors and other authorized representatives and those of its affiliates to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Newco in connection with the transactions contemplated in this Agreement and the Stockholder Agreement in accordance with the confidentiality agreement, dated December 7, 1998, between the Company and Newco (the "Confidentiality Agreement"), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

     SECTION 6.5 No Solicitation of Transactions. (a) The Company shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any Takeover Proposal (as defined below). The Company shall not directly or indirectly, and it shall use its reasonable best efforts to cause its officers, directors, employees, representatives, agents or affiliates, including any investment bankers, attorneys or accountants (collectively, "Representatives") retained by the Company or any of its Subsidiaries or affiliates not to, (i) solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information) any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, recapitalization, consolidation, business combination, sale of a substantial portion of the assets of the Company and its Subsidiaries, taken as a whole, sale of 15% or more of the shares of capital stock (including by way of a tender offer, share exchange or exchange offer) or similar or comparable transactions involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as a "Takeover Proposal"), or (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Takeover Proposal. Notwithstanding anything in this Agreement to the contrary, the Board of Directors of the Company may, at any time prior to adoption of this Agreement by the stockholders of the Company, furnish information (pursuant to a customary confidentiality agreement no more favorable, in the aggregate, to the party receiving information than the Confidentiality Agreement (it being understood that the Company may enter into a confidentiality agreement without a standstill or with a standstill provision less favorable to the Company if it waives or similarly modifies the standstill provision in the Confidentiality Agreement; provided that in no circumstances shall any such standstill provision in any such further confidentiality agreement be more favorable with respect to the purchase of shares of Company Common Stock)) to, or engage in discussions or negotiations with, any person in response to an unsolicited bona fide written Takeover Proposal of such person, if, and only to the extent that, (A) the Board of Directors of the Company, after consultation with its financial advisors and outside legal counsel to the Company, determines in good faith that such Takeover Proposal could reasonably be expected to constitute a Superior Proposal (as defined herein) and (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company provides written notice to Newco to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person and the Company complies with
Section 6.5(c).

     (b) Notwithstanding anything in this Agreement to the contrary, in response to an unsolicited Takeover Proposal, the Company's Board of Directors shall be permitted (i) to withdraw, modify or change, or propose to withdraw, modify or change, the approval or recommendation by the Board of Directors of this Agreement, the Merger or the other transactions contemplated by this Agreement; or (ii) to approve or recommend, or propose to approve or recommend, any Takeover Proposal, but only if, in each case referred to in clauses (i) and
(ii), the Board of Directors of the Company concludes in good faith that such Takeover Proposal, if consummated, would constitute a Superior Proposal. "Superior Proposal" means any written Takeover Proposal which the Board of Directors of the Company determines in good faith (after consultation with its financial advisors and legal counsel) taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal,
(i) would, if consummated, result in a transaction that is more favorable to the Company's stockholders (in their capacity as stockholders), from a financial point of view, than the transactions contemplated by this Agreement and (ii) is reasonably capable of being completed (provided that for purposes of this definition the term Takeover Proposal shall have the meaning assigned to such term in Section 6.5(b), except that (x) the reference to "15%" in the definition of Takeover Proposal shall be deemed to be a reference to "50%", (y) "Takeover Proposal" shall only be deemed to refer to a transaction involving the Company, or with respect to assets (including the shares of any Subsidiary of the Company) of the Company and its Subsidiaries, taken as a whole, and not any of its Subsidiaries alone and (z) no such sale of assets shall be deemed to be "substantial" unless such sale is for at least 75% of the assets of the Company and its Subsidiaries, taken as a whole.

     (c) The Company shall notify Newco as promptly as reasonably practicable (and no later than 24 hours) after receipt by the Company of any Takeover Proposal or any request for non-public information in connection with a Takeover Proposal or for access to the

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

properties, books or records of the Company by any person or entity that informs the Company that it is considering making, or has made, a Takeover Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact to the extent available to the Company.

     (d) Nothing contained in this Section 6.5 shall prohibit the Company or its Board of Directors (i) from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any legally required disclosure to the stockholders of the Company or (ii) prior to the adoption of this Agreement by the stockholders of the Company, from taking any action as contemplated by Section 8.1(e).

     SECTION 6.6 Employment and Employee Benefits Matters. (a) As of the Effective Time, the obligations of the Company and its Subsidiaries under each Company Plan, Employment Agreement and New Employment Agreement shall continue as obligations of the Surviving Corporation and its Subsidiaries, respectively.

     (b) On and after the Effective Time, the Surviving Corporation shall and shall cause its Subsidiaries (i) to pay promptly or provide when due all compensation and benefits earned through or prior to the Effective Time as provided pursuant to the terms of the Company Plans and the Employment Agreements and (ii) to pay promptly or provide when due all other compensation and benefits required to be paid pursuant to the terms of the Company Plans, the Employment Agreements and the New Employment Agreements.

     (c) Subject to any rights that any employee may have under any Company Plan, Employment Agreement or New Employment Agreement, the Surviving Corporation shall and shall cause each of its Subsidiaries, for the period commencing at the Effective Time and ending on the second anniversary thereof, to maintain for any individual who is actively employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (the "Affected Employees") (i) overall compensation levels (such term to include salary, bonus opportunities and commissions) and Company Plans (other than stock-based plans) that in the aggregate are no less favorable than the overall compensation levels and Company Plans and (ii) Severance Plans that are no less favorable than the Severance Plans, in each case enjoyed by such Affected Employees immediately prior to the Effective Time; provided that nothing herein shall prevent the amendment or termination of any Company Plan or require that the Surviving Corporation provide or permit investment in the securities of the Surviving Corporation or interfere with the Surviving Corporation's right or obligation to make such changes as are necessary to conform with applicable law.

     (d) Affected Employees shall be given credit for all service with the Company and its Subsidiaries, to the same extent as such service was credited for such purpose by the Company, under each benefit plan, program or arrangement, and the vacation policies, of Newco or its Subsidiaries in which such Affected Employees are eligible to participate for purposes of eligibility and vesting; provided that in no event shall the Affected Employees be entitled to any credit for benefit accrual purposes under any defined benefit pension plan of Newco, Newco or their respective affiliates or otherwise to the extent that it would result in a duplication of benefits with respect to the same period of service.

     (e) Prior to the Closing, the Company will use its reasonable best efforts to borrow from the key man life insurance policies listed on Section 6.6(e) of the Disclosure Schedule (the "Policies") the maximum amount available under such Policies and will use

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

the proceeds of such loans to fund the Rabbi Trusts to the extent required under the Rabbi Trusts as a result of the execution of this Agreement or otherwise.

     SECTION 6.7 Directors' and Officers' Indemnification and Insurance. (a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall indemnify and hold harmless each present (as of the Effective Time) or former officer, director or employee of the Company and its Subsidiaries (the "Indemnified Parties"), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director or employee of the Company or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the Stockholder Agreement and the transactions and actions contemplated hereby and thereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law; provided that no Indemnified Party may settle any such claim without the prior approval of the Surviving Corporation (which approval shall not be unreasonably withheld or delayed). Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Corporation within ten business days of receipt by the Surviving Corporation from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

     (b) The Certificate of Incorporation and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors, officers and employees than are presently set forth in the Certificate of Incorporation and by-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

     (c) The Surviving Corporation shall maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement and the Stockholder Agreement); provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous to any beneficiary thereof.

     (d) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.7 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

     (e) The covenants contained in this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

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

     (f) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors or assigns of the Surviving Corporation shall succeed to the obligations set forth in Section 6.6 and this Section 6.7.

     SECTION 6.8 Further Action; Efforts. (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including but not limited to (i) cooperation in the preparation and filing of the Form S-4, the Proxy Statement, any required filings under the HSR Act and any amendments to any thereof and (ii) using its reasonable best efforts to make all required regulatory filings and applications (and responding to requests for further information) and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts as are necessary or reasonably advisable for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the parties hereto shall, to the extent practicable, cause their respective proper officers and directors to use their reasonable best efforts to take all such necessary action.

     (b) The Company and Newco each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Newco or the Company, as the case may be, or any of their respective Subsidiaries or affiliates, from any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other antitrust or competition law or regulation.

     (c) Each party will as promptly as practicable, but in no event later than ten business days following the execution and delivery of this Agreement, file with the United States Federal Trade Commission (the "FTC") and the United States Department of Justice (the "DOJ") the notification and report form, if any, required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act, and make similar filings within, to the extent reasonably practicable, a similar time frame with any other Governmental Entity for which such filing is required. Any such notification and report form and supplemental information will be in substantial compliance with the requirements of the HSR Act or other applicable antitrust or competition law or regulation. Newco shall pay all HSR Act filing fees. Each party will furnish to the other such necessary information and reasonable assistance as it may reasonably request in connection with its preparation of such filings. Each party will supply the other with copies of all correspondence, filings or communications between such party or its representatives and the FTC, the DOJ or any other governmental agency or authority or members of their respective staffs with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the other provisions of this Section 6.8, each of the parties will use its best efforts to obtain any clearance required under the HSR Act or other applicable antitrust or competition law or regulation for the consummation of the transactions contemplated hereby.

     (d) Each of the Company and Newco shall use its reasonable best efforts to cause the Merger to be accounted for as a recapitalization for financial reporting purposes and such accounting treatment to be accepted by their respective accountants and by the SEC. Neither Newco nor any of its officers, directors, employees, advisors, counsel, accountants or affiliates may hold discussions or correspond with the SEC regarding the Form S-4, the Proxy Statement, the Merger, the method of recording the Merger for financial reporting purposes or the other transactions contemplated hereby without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed) and the Company shall be entitled (with its advisors, counsel and/or accountants) to attend any meeting with, participate in any telephone conferences with, and review, comment on and approve any materials to be submitted to (which review, comment and approval shall not be unreasonably withheld or delayed), the SEC in connection with the foregoing.

     (e) At the written request of Newco, the Company shall on the Closing Date
(i) call for the prepayment or redemption of the 7% Senior Notes Due June 15, 2005 of the Company (the "Senior Notes"); provided that concurrently with any such request Newco shall provide to the Company reconfirmations of the Bank Commitment Letters and Parent Commitment Letter in form and substance reasonably satisfactory to the Company and a new commitment letter or amended Bank Commitment Letters with respect to the provision of the funds necessary for any such prepayment or redemption in form and substance, and from an institution, reasonably satisfactory to the Company or (ii) call for the prepayment or redemption of or prepay or redeem, as the case may be, any other then existing indebtedness of the Company; provided that no such prepayment or redemption or call for prepayment or redemption shall actually be made (nor shall the Company or any of its Subsidiaries be required to incur any liability in respect of any such prepayment or redemption) until contemporaneously with or after the Effective Time.

     (f) None of Newco or any of its affiliates shall take any initiatives involving the Company that would otherwise require the Company to make a public announcement, make any public comment or proposal with respect to any Takeover Proposal, become a member of a "group" within the meaning of Section 13(d) of the Exchange Act, enter into any discussions, negotiations, arrangements or understanding with any third party with respect to any of the foregoing or otherwise seek to control or influence the Company, in all cases, except as expressly contemplated by this Agreement or the Stockholder Agreement.

     (g) Without limiting the generality of Section 6.8(a), the Company agrees to provide, and shall cause its Subsidiaries and shall use its reasonable best efforts to cause its and their respective officers, employees and advisors to provide, all reasonable assistance to Newco in connection with the completion of the Debt Financings contemplated by the Bank Commitment Letters to be consummated contemporaneous with or at or after the Closing in respect of the transactions contemplated by this Agreement, including the preparation by the Company of a Rule 144A private placement memorandum and, upon reasonable advance notice, (i) participation in meetings, due diligence sessions and road shows and
(ii) the execution and delivery of any underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents, as may be reasonably requested by Newco; provided that (A) the terms and conditions of any of the agreements and other documents referred to in clause (ii) shall be consistent with the terms and conditions of the financing required to satisfy the condition precedent set forth in Section 7.2(g), shall be customary for a corporation engaged in the business of the Company and shall be subject to the prior review and comment of the Company (such review and comment not to be unreasonably withheld or delayed), (B) the terms and conditions of such financing may not require the payment of any commitment or other fees by the Company or any of its Subsidiaries, or the incurrence of any liabilities by the Company or any of its Subsidiaries, prior to the Effective Time and the obligation to make any such payment shall be subject to the occurrence of the Closing and (C) the Company shall not be required to provide any such assistance which would interfere unreasonably with the business or operations of the Company or its Subsidiaries.

     (h) (i) Without limiting the generality of Section 6.8(a), Newco hereby agrees to use its reasonable best efforts to obtain the financing in respect of the transactions contemplated by this Agreement as provided for in the Bank Commitment Letters and the Parent Commitment Letter, including using its reasonable best efforts (A) to negotiate definitive agreements with respect thereto, (B) to satisfy all conditions applicable to Newco in such definitive agreements and (C) when permitted under the Senior Subordinated Commitment Letter, to require LCPI (as defined therein) to provide the Interim Loans (as defined therein). Newco will keep the Company informed on a regular ongoing basis of the status of its efforts to obtain such financing. In the event any portion of such financing becomes unavailable in the manner or from the sources originally contemplated, Newco will use its reasonable best efforts to obtain any such portion from alternative sources on substantially comparable terms, if available.

     (ii) Subject to the Company having received the proceeds of the financing described in the Bank Commitment Letters and in Section 7.2(g) and after the satisfaction or waiver of all of the other conditions set forth in Sections 7.1 and 7.2, Newco at Closing will be capitalized with a cash contribution in the form of common equity of an amount at least equal to the Contribution Amount.

     SECTION 6.9 Public Announcements. No public release or announcement concerning the transactions contemplated by this Agreement or the Stockholder Agreement shall be issued by any party without the prior written consent of the Company and Newco (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by law or the rules or regulations of any applicable United States securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.

     SECTION 6.10 Listing. The parties hereto shall use their reasonable best efforts to have the Non-Cash Election Shares admitted for listing on the NYSE or to maintain the listing of the Non-Cash Election Shares on the NYSE, as applicable, or if the Non-Cash Election Shares do not qualify for listing on the NYSE, to have the Non-Cash Election Shares admitted for quotation on the Nasdaq Stock Market (the "Listing"). Any fees in connection with the Listing payable prior to the Effective Time shall be paid by Newco. Neither Newco nor the Company will take any action, for at least three years from the Effective Time, to cause the Listing to be terminated, except (i) in accordance with the applicable requirements of the NYSE, including compliance with Rule 500 of the NYSE, as interpreted in Section 806 of the NYSE Listed Company Manual as in effect on the date hereof, or the Nasdaq Stock Market, as applicable, and (ii) with the approval of a majority of the Non-Cash Election Shares not held of record or beneficially by Parent or its affiliates; provided that nothing in this Section 6.10 shall require Newco or the Company to take any affirmative action to prevent the Listing from being terminated by the NYSE or the Nasdaq Stock Market, as applicable, in the event that the Non-Cash Election Shares cease to meet the applicable Listing standards.

     SECTION 6.11 Letter as to Solvency. The parties hereto shall engage, at the expense of Newco, an appraisal firm to deliver a letter addressed to the Board of Directors of the Company and the Company (and on which the Board of Directors of the Company shall be entitled to rely) indicating that immediately after the Effective Time, and after giving effect to the Merger and the financings contemplated by this Agreement and any other transactions contemplated in connection with the Merger, the Surviving Corporation (i) will not be insolvent and will have assets sufficient to pay its debts and (ii) will not have unreasonably small capital with which to engage in its business.

     SECTION 6.12 Affiliates. Prior to the Closing Date, the Company shall deliver to Newco a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of the Company, "affiliates" of the Company for the purposes of Rule 145 under the Securities Act (the parties agreeing that none of Trinity I Fund, L.P., TF Investors, L.P., Trinity Capital Management, Inc., Thomas M. Taylor, Portfolio H Investors, L.P., Portfolio Associates, Inc. or any of their affiliates shall constitute an "affiliate" of the Company for the purposes of Rule 145 under the Securities Act for the purposes of this Agreement). The Company shall use its reasonable best efforts to cause each such person to deliver to Newco on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit C hereto.

     SECTION 6.13  Third Party Standstill Agreements; Tortious
Interference. During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill or similar agreement to which the Company or any of its Subsidiaries is a party (other than involving Parent or its affiliates). Subject to the foregoing, during such period, the Company agrees to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction. This Section 6.13 shall be subject to Section 6.5.

                                  ARTICLE VII

                              CONDITIONS OF MERGER

     SECTION 7.1  Conditions to Obligation of Each Party to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) this Agreement shall have been adopted by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with the Company's Certificate of Incorporation and the DGCL;

          (b) no statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any United States or state court or governmental authority which prohibits, restrains or enjoins the consummation of the Merger; provided that prior to invoking this condition each party shall comply with Section 6.8;

          (c) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; and

          (d) the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration and qualification of the Non-Cash Election Shares shall have been complied with in all material respects.

     SECTION 7.2 Conditions to Obligations of Newco. The obligations of Newco to effect the Merger shall be further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

          (a) The representations and warranties of the Company in this Agreement that are qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date); provided that this paragraph (a) shall be deemed satisfied so long as the failure of all such representations and warranties to be so true and correct would not have or would not reasonably be likely to have a Material Adverse Effect; and Newco shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

          (b) The Company shall have performed in all material respects the material obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Newco shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

          (c) Newco shall have received evidence, in form and substance reasonably satisfactory to it, that such consents, approvals, authorizations, permits, actions, filings or notifications of, with or to all Governmental Entities as specified in Section 3.5(b) have been obtained, except where the failure to obtain such consents, approvals, authorizations, permits, actions, filings or notifications would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

          (d) There shall not be pending any suit, action or proceeding by any U.S. federal Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the transactions contemplated by this Agreement or, in connection therewith, seeking to obtain from Newco or any of its affiliates any damages that are material to the Company and its Subsidiaries, taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by Newco of any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or (iii) seeking to impose limitations on the ability of Newco to acquire or hold, or exercise full rights of ownership of, any shares of the Company Common Stock, including the right to vote the Company Common Stock on all matters properly presented to the stockholders of the Company, except in each case for clauses (i), (ii) or (iii) where any such suit, action or proceeding would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

          (e) Newco shall have received the agreements referred to in Section 6.12.

          (f) The number of Dissenting Shares (other than any Dissenting Shares owned by Trinity I Fund, L.P., TF Investors, L.P., Trinity Capital Management, Inc., Thomas M. Taylor, Portfolio H Investors, L.P., Portfolio Associates, Inc. or any of their affiliates or any other person or group holding 3% or more of the issued and outstanding shares of Company Common Stock) shall not exceed 5% of the issued and outstanding shares of Company Common Stock.

          (g) The Company shall have received the financing proceeds under the Debt Financings on the terms and conditions set forth in the Bank Commitment Letters or upon terms and conditions which are substantially equivalent thereto, and to the extent that any of the terms and conditions are not as so set forth or substantially equivalent, on terms and conditions reasonably satisfactory to Newco; provided that Newco shall have complied with the provisions of Section 6.8.

          (h) Newco shall be reasonably satisfied that the Merger shall be recorded as a recapitalization for financial reporting purposes.

     SECTION 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

          (a) The representations and warranties of Newco in this Agreement that are qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date); provided that this paragraph (a) shall be deemed satisfied so long as the failure of all such representations and warranties to be so true and correct would not have or would not reasonably be likely to have a Newco Material Adverse Effect; and the Company shall have received a certificate signed on behalf of Newco by an executive officer of Newco to such effect.

          (b) Newco shall have performed in all material respects the material obligations required to be performed by it under this Agreement at or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of Newco by an executive officer of Newco to such effect.

          (c) The Company and its Board of Directors shall have received the letter referred to in Section 6.11 or Newco shall have provided to the Company and its Board of Directors from another appraisal firm a comparable letter in form and substance reasonably satisfactory to the Company.

          (d) The Listing of the Non-Cash Election Shares shall have been approved, subject only to official notice of issuance.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 8.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:

          (a) by mutual written consent of Newco and the Company;

          (b) by Newco or the Company if any Governmental Entity of competent jurisdiction located or having jurisdiction within the United States or any country or economic region in which the Company, directly or indirectly, has material assets or operations, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable and, with respect to any Governmental Entity of competent jurisdiction located outside the United States, such order, decree, ruling or other action would have or would reasonably be likely to have a Material Adverse Effect;

          (c) by either Newco or the Company if the Effective Time shall not have occurred on or before the date which is the later of (i) September 30, 1999 or (ii) two months after the date that the Form S-4 is declared effective by the SEC; provided that such date which is two months after the date that the Form S-4 is declared effective by the SEC is not later than November 30, 1999 (the "Termination Date"); provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available (x) to the party seeking to terminate if any action of such party or the failure of such party to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time or (y) to the Company at any such time that there is an unremedied or continuing breach of the Stockholder Agreement by the Principal Stockholder and Newco at such time is seeking specific performance of the Stockholder Agreement in a court proceeding (provided that this clause (y) shall cease to be of effect after December 31, 1999) and, in each case for clauses (x) and (y), any such action, failure to perform or breach has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date and, in each case for clause (x), any such action or failure to perform constitutes a breach of this Agreement;

          (d) by the Company if there shall have been a material breach of any covenant or agreement on the part of Newco contained in this Agreement or the Stockholder Agreement which materially adversely affects Newco's ability to consummate (or materially delays consummation of) the Merger on the terms contemplated hereby, and which shall not have been cured prior to the earlier of (I) 10 business days following notice of such breach and
     (II) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement;

          (e) by the Company if prior to the adoption of this Agreement by the stockholders of the Company, upon two business days prior notice to Newco, the Board of Directors of the Company shall approve or recommend to stockholders a Superior Proposal; provided, however, that (i) the Board of Directors of the Company shall have concluded in good faith, after giving effect to all the concessions which may be offered by Newco pursuant to clause (ii) below, after consultation with its financial advisors and outside counsel, that such proposal is a Superior Proposal and (ii) prior to any such termination, the Company shall, and shall cause its legal and financial advisors to, negotiate with Newco to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated hereby; provided, further, that such termination under this
     Section 8.1(e) shall not be effective unless the Company and the Board of Directors of the Company shall have complied with all their obligations under Section 6.5 and until payment of the Termination Fee pursuant to
     Section 8.3(b);

          (f) by Newco (i) if there shall have been a material breach of any covenant or agreement on the part of the Company contained in this Agreement (including Section 6.5) or on the part of the Principal Stockholder contained in the Stockholder Agreement, in each case which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) the Termination Date, provided that
     (x) Newco shall not have the right to terminate this Agreement pursuant to this Section 8.1(f)(i) if Newco is then in material breach of any of its covenants or agreements contained in this Agreement or the Stockholder Agreement and (y) the Company will have no right to cure a breach of
     Section 6.5 (if such breach is not reasonably capable of being cured) and the Principal Stockholder will have no right to cure a breach of Section 3(c) of the Stockholder Agreement (if such breach is not reasonably capable of being cured); or (ii) if the Board of Directors of the Company shall have withdrawn, modified or changed (it being understood and agreed that a communication by the Board of Directors of the Company to the stockholders of the Company pursuant to Rule 14d-9(e)(3) of the Exchange Act, or any similar communication to the stockholders of the Company in connection with the making or amendment of a tender offer or exchange offer, shall not be deemed to constitute a withdrawal, modification or change of its recommendation of this Agreement or the Merger) in a manner adverse to Newco its approval or recommendation of this Agreement or the Merger or shall have approved or recommended to the stockholders of the Company a Takeover Proposal other than the Merger, or shall have resolved to effect any of the foregoing (it being understood and agreed that the delivery of notice pursuant to the immediately foregoing paragraph (e) and any subsequent public announcement of such notice shall not entitle Newco to terminate this Agreement pursuant to this paragraph (f)); or

          (g) by either Newco or the Company if, at the Stockholders Meeting or any adjournment thereof, the holders of a majority in voting power of the outstanding shares of Company Common Stock shall not have adopted this Agreement.

     SECTION 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, except as set forth in this Section 8.2, Section 3.19, Section 4.5, Section 6.4(b),
Section 8.3 and Article IX; provided that nothing herein shall relieve any party from liability for any breach hereof.

     SECTION 8.3 Fees and Expenses. (a) Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

     (b) The Company shall (y) pay to Newco a fee of $34 million (the "Termination Fee") if: (i) the Company terminates this Agreement pursuant to
Section 8.1(e); (ii) Newco terminates this Agreement pursuant to Section 8.1(f)(i) as a result of a breach by the Company of Section 6.5 or pursuant to Section 8.1(f)(ii); or (iii) Newco or the Company terminates this Agreement in accordance with Section 8.1(g) and prior to any such termination a Takeover Proposal shall have been made and remain pending; provided, however, that no Termination Fee shall be payable to Newco pursuant to clause (iii) of this paragraph (b) unless within 18 months of such termination the Company or any Subsidiary of the Company enters into a definitive agreement to consummate the transactions contemplated by a Takeover Proposal or a Takeover Proposal is otherwise consummated. The Termination Fee shall be paid by wire transfer of same-day funds on the date of termination of this Agreement (except that, in the case of termination pursuant to clause (iii) above, such payment shall be made on the date of execution of such definitive agreement or, if earlier, consummation of such transactions).

     SECTION 8.4 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time whether before or after adoption of this Agreement by the stockholders of the Company; provided that, after adoption of this Agreement by the stockholders of the Company, no amendment may be made which by law requires the further approval of the stockholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 8.5 Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     SECTION 9.1  Non-Survival of Representations, Warranties and
Agreements. The representations and warranties in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.1, as the case may be. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     SECTION 9.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, facsimile, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     if to Newco:

      Red Dog Acquisition, Corp.
      c/o Lehman Brothers Merchant Banking Partners II L.P.
      3 World Financial Center
      New York, NY 10285
      Attention: Alan Magdovitz
                 Daniel James
      Facsimile: 212-526-3836

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

     with an additional copy to:

      Cravath, Swaine & Moore
      Worldwide Plaza
      825 Eighth Avenue
      New York, NY 10019
      Attention: Philip A. Gelston
      Facsimile: 212-474-3700

     if to the Company:

      Blount International, Inc.
      4520 Executive Park Drive
      Montgomery, AL 36116-1602
      Attention: John M. Panettiere
      Facsimile: 334-271-8177

      and

      Attention: Richard H. Irving, III
      Facsimile: 334-271-8130

     with an additional copy to:

      Simpson Thacher & Bartlett
      425 Lexington Avenue
      New York, NY 10017
      Attention: John G. Finley, Esq.
      Facsimile: 212-455-2502

      and

      Bradley, Arant, Rose & White
      2001 Park Place
      Suite 1400
      Birmingham, AL 35203
      Attention: Susan Doss
      Legal Counsel for the Principal Stockholder
      Facsimile: 205-521-8800

     SECTION 9.3 Certain Definitions. For purposes of this Agreement, the term:

          (a) "affiliate" of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

          (b) "beneficial owner" with respect to any Shares means a person who shall be deemed to be the beneficial owner of such Shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Shares (and the term "beneficially owned" shall have a corresponding meaning);

          (c) "business day" means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, New York;

          (d) "control" (including the terms "controlled", "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

          (e) "generally accepted accounting principles" shall mean the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein or, with respect to filings of certain foreign subsidiaries of the Company which include or are prepared on the basis of non-U.S. generally accepted accounting principles, the foreign generally accepted accounting principles applicable to such Subsidiaries;

          (f) "including" means including, without limitation;

          (g) "person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act);

          (h) "Subsidiary" or "Subsidiaries" of the Company, the Surviving Corporation, Newco or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity; and

     (i) "to the knowledge of the Company" means to the knowledge of any executive officer of the Company.

     SECTION 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

     SECTION 9.5 Entire Agreement; Assignment. Except as may otherwise be agreed by the parties, this Agreement, the Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. The Disclosure Schedule signed for identification by the parties hereto is incorporated herein and made a part hereof for all purposes as if fully set forth herein. Any fact or item disclosed on any section of the Disclosure Schedule shall not by reason only of such disclosure be deemed to be material and shall not be employed as a point of reference in determining any standard of materiality under this Agreement. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties.

     SECTION 9.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than with respect to the provisions of Sections 2.2 and 6.7 which shall inure to the benefit of the persons or entities benefitting therefrom who are intended to be third-party beneficiaries thereof.

     SECTION 9.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles or conflicts of laws thereof.

     SECTION 9.8 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 9.9 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     SECTION 9.10 Specific Performance; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in any Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court,
(iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal or state court sitting in the State of Delaware and (iv) consents to service being made through the notice procedures set forth in Section 9.2. Newco hereby irrevocably designates and appoints The Corporation Trust Company at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 as its duly appointed agent for service of process in the State of Delaware, for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

     IN WITNESS WHEREOF, Newco and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          RED DOG ACQUISITION, CORP.

                                          By: /s/ ALAN MAGDOVITZ
                                             -----------------------------------
                                              Name: Alan Magdovitz
                                              Title: Chairman

                                          BLOUNT INTERNATIONAL, INC.

                                          By: /s/ WINTON M. BLOUNT
                                             -----------------------------------
                                              Name: Winton M. Blount
                                              Title: Chairman of the Board of
                                              Directors

                                                                       EXHIBIT A
                                                        TO AGREEMENT AND PLAN OF
                                                     MERGER AND RECAPITALIZATION

                                    RESTATED

                          CERTIFICATE OF INCORPORATION

                                       OF

                           BLOUNT INTERNATIONAL, INC.
                           -------------------------

                                 ARTICLE FIRST

     The name of the corporation (the "Corporation") is Blount International
Inc.

                                 ARTICLE SECOND

     The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the registered agent of the Corporation at such address is Corporation Trust Company.

                                 ARTICLE THIRD

     The Purpose of the Corporation in to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

                                 ARTICLE FOURTH

     The aggregate number of shares which the Corporation shall have authority to issue is 100,000,000 of Common Stock, par value $.01 per share.

                                 ARTICLE FIFTH

     In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the By-laws of the Corporation.

                                 ARTICLE SIXTH

     A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

                                ARTICLE SEVENTH

     Unless and except to the extent that the By-laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

                                                                       EXHIBIT B
                                                        TO AGREEMENT AND PLAN OF
                                                     MERGER AND RECAPITALIZATION

                     BY-LAWS OF BLOUNT INTERNATIONAL, INC.

                                   ARTICLE I

                    MEETINGS OF SHAREHOLDERS; SHAREHOLDERS'
                           CONSENT IN LIEU OF MEETING

     SECTION 1.01. Annual Meeting. The annual meeting of the shareholders for the election of directors, and for the transaction of such other business as may properly come before the meeting, shall be held at such place, date and hour as shall be fixed by the Board of Directors (hereinafter called the Board) and designated in the notice or waiver of notice thereof; except that no annual meeting need be held if all actions, including the election of directors, required by the General Corporation Law of the State of Delaware to be taken at a shareholders' annual meeting are taken by written consent in lieu of meeting pursuant to Section 1.03 of this Article.

     SECTION 1.02. Special Meetings. A special meeting of the shareholders for any purpose or purposes may be called by the Board, the Chairman of the Board, the President or the Secretary of the Corporation or a shareholder or shareholders holding of record at least a majority of the shares of Common Stock of the Corporation issued and outstanding, such meeting to be held at such place, date and hour as shall be designated in the notice or waiver of notice thereof.

     SECTION 1.03. Shareholders' Consent in Lieu of Meeting. Any action required by the laws of the State of Delaware to be taken at any annual or special meeting of the shareholders of the Corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by all the shareholders.

                                   ARTICLE II

                               BOARD OF DIRECTORS

     SECTION 2.01. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation directed or required to be exercised or done by the shareholders.

     SECTION 2.02. Number and Term of Office. The number of directors which shall constitute the whole Board shall be fixed from time to time by a vote of a majority of the whole Board. The term "whole Board" is used herein to refer to the number of directors from time to time authorized to be on the Board regardless of the number of directors then in office. Directors need not be shareholders. Each director shall hold office until his successor is elected and qualified, or until his earlier death or resignation or removal in the manner hereinafter provided.

     SECTION 2.03. Resignation, Removal and Vacancies. Any director may resign at any time by giving written notice of his resignation to the Board, the Chairman of the Board, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

     Any director or the entire Board may be removed, with or without cause, at any time by the holders of a majority of the shares then entitled to vote at an election of directors or by written consent of the shareholders pursuant to
Section 1.03 of Article I hereof.

     Vacancies in the Board and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

     SECTION 2.04. Meeting. (a) Annual Meeting. As soon as practicable after each annual election of directors, the Board shall meet for the purpose of organization and the transaction of other business, unless it shall have transacted all such business by written consent pursuant to Section 2.05 of this Article.

     (b) Other Meetings. Other meetings of the Board shall be held at such times and places as the Board, the Chairman of the Board or the President shall from time to time determine.

     (c) Notice of Meetings. The Secretary shall give notice to each director of each meeting, including the time, place and purpose of such meeting. Notice of each such meeting shall be given to each director not later than the day before the day on which such meeting is to be held, but notice need not be given to any director who shall attend such meeting. A written waiver of notice, signed by the person entitled thereto, whether before or after the time of the meeting stated therein, shall be deemed equivalent to notice.

     (d) Place of Meetings. The Board may hold its meetings at such place or places within or without the State of Delaware as the Board may from time to time determine, or as shall be designated in the respective notices or waivers of notice thereof.

     (e) Quorum and Manner of Acting. Two-thirds of the total number of directors then in office (but not less than four) shall be present in person at any meeting of the Board in order to constitute a quorum for the transaction of business at such meeting, and the vote of a majority of those directors present at any such meeting at which a quorum is present shall be necessary for the passage of any resolution or act of the Board, except as otherwise expressly required by law or these By-laws. In the absence of a quorum for any such meeting, a majority of the directors present thereat may adjourn such meeting from time to time until a quorum shall be present.

     (f) Organization. At each meeting of the Board, one of the following shall act as chairman of the meeting and preside, in the following order of precedence:

      (i) the Chairman of the Board;

      (ii) the President;

     (iii) any director chosen by a majority of the directors present.

The Secretary or, in the case of his absence, any person whom the Chairman shall appoint shall act as secretary of such meeting and keep the minutes thereof.

     SECTION 2.05. Directors' Consent in Lieu of Meeting. Action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes or the proceedings of the Board or committee.

     SECTION 2.06. Action by Means of Conference Telephone or Similar Communications Equipment. Any one or more members of the Board, or any committee designated by the Board, may participate in a meeting of the Board or any such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

                                  ARTICLE III

                                    OFFICERS

     SECTION 3.01. Executive Officers. The executive officers of the Corporation shall be a Chairman of the Board, one Vice Chairman of the Board, a Chief Executive Officer, a President, a Secretary and one or more Vice Presidents. Any two or more offices may be held by the same person.

     SECTION 3.02. Authority and Duties. All officers, as between themselves and the Corporation, shall have such authority and perform such duties in the management of the Corporation as may be provided in these By-laws or, to the extent not so provided, by the Board.

     SECTION 3.03. Term of Office, Resignation and Removal. All officers shall be elected or appointed by the Board and shall hold office for such term as may be prescribed by the Board. Each officer shall hold office until his successor has been elected or appointed and qualified or his earlier death or resignation or removal in the manner hereinafter provided.

     Any officer may resign at any time by giving written notice to the President or the Secretary of the Corporation, and such resignation shall take effect at the time specified therein or, if the time when it shall become effective is not specified therein, at the time it is accepted by action of the Board. Except as aforesaid, the acceptance of such resignation shall not be necessary to make it effective.

     All officers and agents elected or appointed by the Board shall be subject to removal at any time by the board or by the shareholders of the Corporation with or without cause.

     SECTION 3.04. Chairman of the Board. If there shall be a Chairman of the Board, he shall preside at meetings of the Board and of the shareholders at which he is present.

     SECTION 3.05. The President. The President shall have general and active management and control of the business and affairs of the Corporation, subject to the control of the Board, and shall see that all orders and resolutions of the Board are carried into effect.

     SECTION 3.06. Vice Presidents. The Vice Presidents shall, in the absence or disability of the President, perform the duties and exercise the powers of the President, and shall generally assist the President and perform such other duties as the Board or the President shall prescribe.

     SECTION 3.07. The Secretary. The Secretary shall, to the extent practicable, attend all meetings of the Board and all meetings of the shareholders and shall record all votes and the minutes of all proceedings in a book to be kept for that purpose.

                                   ARTICLE IV

                 CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

     SECTION 4.01. Execution of Documents. The Board shall designate the officers, employees and agents of the Corporation who shall have power to execute and deliver deeds, contracts, mortgages, bonds, debentures, checks, drafts and other orders for the payment of money and other documents for and in the name of the Corporation, and may authorize such officers, employees and agents to delegate such power (including authority to redelegate) by written instrument to other officers, employees or agents of the Corporation; and, unless so designated or expressly authorized by these By-laws, no officer or agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable pecuniarily for any purpose or to any amount.

     SECTION 4.02. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation or otherwise as the Board or any officer of the Corporation to whom power in this respect shall have been given by the Board shall select.

     SECTION 4.03. Proxies in Respect of Stock or Other Securities of Other Corporations. The Board shall designate the officers of the Corporation who shall have authority from time to time to appoint an agent or agents of the Corporation to exercise in the name and on behalf of the Corporation the powers and rights which the Corporation may have as the holder of stock or other securities in any other corporation, and to vote or consent in respect of such stock or securities; such designated officers may instruct the person or persons so appointed as to the manner of exercising such powers and rights; and such designated officers may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal, or otherwise, such written proxies, powers of attorney or other instruments as they may deem necessary or proper in order that the Corporation may exercise its said powers and rights.

                                   ARTICLE V

                 SHARES AND THEIR TRANSFER; FIXING RECORD DATE

     SECTION 5.01 Certificates for Shares. Every owner of stock of the Corporation shall be entitled to have a certificate certifying the number and class of shares owned by him in the Corporation, which shall otherwise be in such form as shall be prescribed by the Board. Certificates of each class shall be issued in consecutive order and shall be numbered in the order of their issue, and shall be signed by, or in the name of the Corporation by the Chairman of the Board, the President or a Vice President and by the Secretary.

     SECTION 5.02. Record. A record (herein called the stock record) in one or more counterparts shall be kept of the name of the person, firm or corporation owning the shares represented by each certificate for stock of the Corporation issued, the number of shares represented by each such certificate, the date thereof and, in the case of cancelation, the date of cancelation. Except as otherwise expressly required by law, the person in whose name shares of stock stand on the stock record of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

     SECTION 5.03. Registration of Stock. Registration of transfers of shares of the Corporation shall be made only on the books of the Corporation upon request of the registered holder thereof, or of his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and upon the surrender of the certificate or certificates for such shares properly endorsed or accompanied by a stock power duly executed.

     SECTION 5.04. Addresses of Shareholders. Each stockholder shall designate to the Secretary of the Corporation an address at which notices of meetings and all other corporate notices may be served or mailed to him, and, if any stockholder shall fail to designate such address, corporate notices may be served upon him by mail directed to him at his post office address, if any, as the same appears on the share record books of the Corporation or at his last known post office address.

     SECTION 5.05. Lost, Destroyed and Mutilated Certificates. The Board may, in its discretion, cause to be issued a new certificate or certificates for stock of the Corporation in place of any certificate issued by it and reported to have been lost, destroyed or mutilated, upon the surrender of the mutilated certificates or, in the case of loss or destruction of the certificate, upon satisfactory proof of such loss or destruction, and the Board may, in its discretion, require the owner of the lost or destroyed certificate or his legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct to indemnify the Corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate.

     SECTION 5.06. Regulations. The Board may make such rules and regulations as it may deem expedient, not inconsistent with these By-laws, concerning the issue, transfer registration of certificates for stock of the Corporation.

                                   ARTICLE VI

                                      SEAL

     The Board shall provide a corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation and the words and figures "Corporate Seal Delaware 1999".

                                  ARTICLE VII

                                  FISCAL YEAR

     The fiscal year of the Corporation shall end on the 31st day of December in each year unless changed by resolution of the Board.

                                  ARTICLE VIII

                         INDEMNIFICATION AND INSURANCE

     SECTION 8.01. Right to Indemnification. The Corporation shall to the fullest extent permitted by applicable law as then in effect indemnify any person (a "Covered Person") who is or was involved in any manner (including as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred by the Covered Person in connection with such Proceeding. Such indemnification shall be a contract right.

     SECTION 8.02. Insurance, Contracts and Funding. The Corporation may purchase and maintain insurance to protect itself and any Covered Person against any expenses, judgments, fines and amounts paid in settlement as specified in
Section 8.01 of this Article VIII or incurred by any such director, officer, employee or agent in connection with any Proceeding referred to in such Section, to the fullest extent permitted by applicable law as then in effect. The Corporation may enter into contracts with any Covered Person in furtherance of the provisions of this Article VIII and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Article VIII.

     SECTION 8.03. Indemnification; Not Exclusive Right. The right of indemnification and advancement of expenses provided in this Article VIII shall not be exclusive of any other rights to which a Covered Person may otherwise be entitled, and the provisions of this Article VIII shall inure to the benefit of the heirs and legal representatives of any Covered Person under this Article VIII and shall be applicable to Proceedings commenced or continuing after the adoption of this Article VIII, whether arising from acts or omissions occurring before or after such adoption.

     SECTION 8.04. Advancement of Expenses. All expenses incurred (including attorneys' fees) by or on behalf of any Covered Person in connection with any Proceeding shall be advanced to such Covered Person by the Corporation within 20 days after the receipt by the Corporation of a statement or statements from such Covered Person requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the expenses incurred by such Covered Person and, if required by law at the time of such advance, shall include or be accompanied by an undertaking by or on behalf of such Covered Person to repay the amounts advanced if ultimately it should be determined that such Covered Person is not entitled to be indemnified against such expenses pursuant to this
Article VIII. Notwithstanding the foregoing provisions of this Section 8.04 but subject to Section 8.05(c)(iv), the Corporation shall not advance expenses to a Covered Person with respect to any Proceeding commenced by such Covered Person unless the commencement of such Proceeding by such Covered Person has been approved by a majority vote of the Disinterested Directors.

     SECTION 8.05. Indemnification Procedures; Presumptions and Effect of Certain Proceedings; Remedies. In furtherance, but not in limitation, of the foregoing provisions of this Article VIII, the following procedures, presumptions and remedies shall apply with respect to the right to indemnification under this Article VIII:

     (a) Procedures for Determination of Entitlement to Indemnification. (i) To obtain indemnification under this Article VIII, a Covered Person shall submit to the Secretary a written request, including such documentation and information as is reasonably available to the Covered Person and reasonably necessary to determine whether and to what extent the Covered Person is entitled to indemnification (the "Supporting Documentation"). The determination of the Covered Person's entitlement to indemnification shall be made not later than 60 days after the later of (A) the receipt by the Corporation of the written request for indemnification together with the Supporting Documentation and (B) the receipt by the Corporation of written notice of final disposition of the Proceeding in respect of which indemnification is sought. The Secretary shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that the Covered Person has requested indemnification.

     (ii) The Covered Person's entitlement to indemnification under this Article VIII shall be determined in one of the following ways: (A) by a majority vote of the Disinterested Directors, whether or not they constitute a quorum of the Board; (B) by a committee of the Disinterested Directors designated by a majority vote of the Disinterested Directors, whether or not they constitute a quorum of the Board; (C) by a written opinion of Independent Counsel (as defined in Section 8.05(d)) if (x) the Covered Person so requests or (y) there are no Disinterested Directors or a majority of such Disinterested Directors so directs; (D) by the stockholders of the Corporation; or (E) as provided in the second sentence of Section 8.05(b) of this Article VIII.

     (iii) In the event the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 8.05(a)(ii), a majority of the Disinterested Directors (or, if there are no Disinterested Directors, the President of the Corporation or, if the President is or was a party to the Proceeding in respect of which indemnification is sought, the highest ranking officer of the Corporation who is not and was not a party to such Proceeding) shall select the Independent Counsel, but only an Independent Counsel to which the Covered Person does not reasonably object.

     (b) Presumptions and Effect of Certain Proceedings. Except as otherwise expressly provided in this Article VIII, the Covered Person shall be presumed to be entitled to indemnification under this Article VIII upon submission of a request for indemnification together with the Supporting Documentation in accordance with Section 8.05(a)(i) of this Article VIII, and thereafter the Corporation shall have the burden of proof to overcome that presumption in reaching a contrary determination. In any event, if the person or persons empowered under Section 8.05(a) of this Article VIII to determine entitlement to indemnification shall not have been appointed or shall not have made a determination within 60 days after the later of (x) the receipt by the Corporation of the written request for indemnification together with the Supporting Documentation and (y) final disposition of the Proceeding in respect of which indemnification is sought, the Covered Person shall be deemed to be, and shall be, entitled to indemnification. The termination of any Proceeding, or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, adversely affect the right of the Covered Person to indemnification or create a presumption that the Covered Person did not act in good faith and in a manner which the Covered Person reasonably believed to be in or not opposed to the best interests of the Corporation or, with respect to any criminal Proceeding, that the Covered Person had reasonable cause to believe that his or her conduct was unlawful.

     (c) Remedies.  (i) In the event that a determination is made pursuant to
Section 8.05(a) of this Article VIII that the Covered Person is not entitled to indemnification under this Article VIII, (A) the Covered Person shall be entitled to seek an adjudication of his or her entitlement to such indemnification either, at the Covered

Person's sole option, in (x) an appropriate court of the State of Delaware or any other court of competent jurisdiction or (y) an arbitration to be conducted by a single arbitrator pursuant to the rules of the American Arbitration Association; (B) any such judicial proceeding or arbitration shall be de novo and the Covered Person shall not be prejudiced by reason of such adverse determination; and (C) in any such judicial proceeding or arbitration, the Corporation shall have the burden of proving that the Covered Person is not entitled to indemnification under this Article VIII.

     (ii) If a determination shall have been made or deemed to have been made, pursuant to Section 8.05(a) or (b) of this Article VIII, that the Covered Person is entitled to indemnification, the Corporation shall be obligated to pay the amounts constituting such indemnification within five days after such determination has been made or deemed to have been made and shall be conclusively bound by such determination unless such indemnification is prohibited by applicable law. In the event that payment of indemnification is not made within five days after a determination of entitlement to indemnification has been made or deemed to have been made pursuant to Section 8.05(a) or (b) of this Article VIII, the Covered Person shall be entitled to seek judicial enforcement of the Corporation's obligation to pay to the Covered Person such indemnification. Notwithstanding the foregoing, the Corporation may bring an action, in an appropriate court in the State of Delaware or any other court of competent jurisdiction, contesting the right of the Covered Person to receive indemnification hereunder due to the occurrence of an event described in this subsection (each, a "Disqualifying Event"); provided, however, that in any such action the Corporation shall have the burden of proving the occurrence of such Disqualifying Event.

     (iii) The Corporation shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 8.05(c) that the procedures and presumptions of this Article VIII are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Corporation is bound by all the provisions of this Article VIII.

     (iv) In the event that the Covered Person, pursuant to this Section 8.05(c), seeks a judicial adjudication of or an award in arbitration to enforce his or her rights under, or to recover damages for breach of, this Article VIII, such person shall be entitled to recover from the Corporation, and shall be indemnified by the Corporation against, any expenses actually and reasonably incurred by such person in connection with such judicial adjudication or arbitration if such person prevails in such judicial adjudication or arbitration. If it shall be determined in such judicial adjudication or arbitration that such person is entitled to receive part but not all of the indemnification or advancement of expenses sought, the expenses incurred by such person in connection with such judicial adjudication or arbitration shall be prorated accordingly.

     (d) Definitions. For purposes of this Article VIII:

          (i) "Disinterested Director" means a director who is not and was not a party to the Proceeding in respect of which indemnification is sought by the Covered Person.

          (ii) "Independent Counsel" means a law firm or a member of a law firm that neither presently is, nor in the past five years has been, retained to represent: (a) the Corporation or the Covered Person in any matter material to either such party or (b) any other party to the Proceeding giving rise to a claim for indemnification under this Article VIII. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under applicable standards of professional conduct then prevailing under the law of the State of Delaware, would have a conflict of interest in representing either the Corporation or the Covered Person in an action to determine the Covered Person's rights under this
     Article VIII.

     SECTION 8.06.  Severability.  If any provision or provisions of this
Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article VIII (including, without limitation, all portions of any Section of this Article VIII containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, all portions of any Section of this Article VIII containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed, to the fullest extent possible, so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

                                   ARTICLE IX

                                WAIVER OF NOTICE

     Whenever any notice whatever is required to be given by these By-laws or the Certificate of Incorporation of the Corporation or the laws of the State of Delaware, the person entitled thereto may, in person or by attorney thereunto authorized, in writing or by telegraph, cable or other form of recorded communication, waive such notice, whether before or after the meeting or other matter in respect of which such notice is given, and in such event such notice need not be given to such person and such waiver shall be deemed equivalent to such notice.

                                   ARTICLE X

                                   AMENDMENTS

     Any By-law (including these By-laws) may be adopted, amended or repealed by the Board in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation.

                                                                       EXHIBIT C

                        FORM OF COMPANY AFFILIATE LETTER

Gentlemen:

     The undersigned, a holder of shares of Class A Common Stock, par value $0.01 per share, of Blount International, Inc., a Delaware corporation (the "Company"), and/or shares of Class B Common Stock, par value $0.01 per share, of the Company, is entitled to receive in connection with the merger (the "Merger") of the Company with Red Dog Acquisition, Corp., a Delaware corporation ("Newco"), securities (the "Securities") of the Company. The undersigned acknowledges that the undersigned may be deemed an "affiliate" of the Company within the meaning of Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as amended (the "Act"), although nothing contained herein should be construed as an admission of such fact.

     If in fact the undersigned were an affiliate under the Act, the undersigned's ability to sell, assign or transfer the Securities received by the undersigned pursuant to the Merger may be restricted unless such transaction is registered under the Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such Securities of Rules 144 and 145(d) promulgated under the Act.

     The undersigned hereby represents to and covenants with the Company that the undersigned will not sell, assign or transfer any of the Securities received by the undersigned pursuant to the Merger, except (i) pursuant to an effective registration statement under the Act, (ii) in conformity with the volume and other limitations of Rule 145 or (iii) in a transaction which, in the opinion of counsel or as described in a "no-action" or interpretive letter from the Staff of the Securities and Exchange Commission (the "SEC"), is not required to be registered under the Act.

     In the event of a sale or other disposition by the undersigned of Securities pursuant to Rule 145, the undersigned will supply the Company with evidence of compliance with such Rule, in the form of a letter in the form of Annex I hereto. The undersigned understands that the Company may instruct its transfer agent to withhold the transfer of any Securities disposed of by the undersigned, but that upon receipt of such evidence of compliance the transfer agent shall effectuate the transfer of the Securities sold as indicated in the letter.

     The undersigned acknowledges and agrees that appropriate legends will be placed on certificates representing Securities received by the undersigned in the Merger or held by a transferee thereof, which legends will be removed by delivery of substitute certificates upon receipt of an opinion in form and substance reasonably satisfactory to the Company from independent counsel to the effect that such legends are no longer required for purposes of the Act.

     The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of Securities and
(ii) the receipt by Newco of this letter is an inducement and a condition to Newco's obligations to consummate the Merger.

                                              Very truly yours,

Dated:

                                                                         ANNEX I
                                                                    TO EXHIBIT C

[Name]                                                                    [Date]

     On                , the undersigned sold the securities of Blount
International, Inc. (the "Company") described below in the space provided for that purpose (the "Securities"). The Securities were received by the undersigned in connection with the merger of Red Dog Acquisition, Corp. with and into the Company.

     Based upon the most recent report or statement filed by the Company with the Securities and Exchange Commission, the Securities sold by the undersigned were within the prescribed limitations set forth in paragraph (e) of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act").

     To the extent required by Rule 144 under the Act, the undersigned hereby represents that the Securities were sold in "brokers' transactions" within the meaning of Section 4(4) of the Act or in transactions directly with a "market maker" as that term is defined in Section 3(a)(38) of the Securities Exchange Act of 1934, as amended. The undersigned further represents that the undersigned has not solicited or arranged for the solicitation of orders to buy the Securities, and that the undersigned has not made any payment in connection with the offer or sale of the Securities to any person other than to the broker who executed the order in respect of such sale.

                                          Very truly yours,

              [Space to be provided for description of securities]

                                                                      APPENDIX B

     STOCKHOLDER AGREEMENT dated as of April 18, 1999, between Red Dog Acquisition, Corp., a Delaware corporation ("Newco") and a wholly owned subsidiary of Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership ("Parent"), and The Blount Holding Company, L.P., a Delaware limited partnership (the "Principal Stockholder").

     WHEREAS Newco and Blount International, Inc., a Delaware corporation (the "Company"), propose to enter into an Agreement and Plan of Merger and Recapitalization dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Newco with and into the Company;

     WHEREAS the Principal Stockholder owns 2,892,144 shares of Company Class A Common Stock and 8,409,696 shares of Company Class B Common Stock (such shares of Company Common Stock, together with any other shares of capital stock of the Company acquired by the Principal Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Subject Shares"); and

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Newco has requested that the Principal Stockholder enter into this Agreement.

     NOW, THEREFORE, the parties hereto agree as follows:

     SECTION 1. Representations and Warranties of Principal Stockholder. The Principal Stockholder hereby represents and warrants to Newco as of the date hereof as follows:

          (a) Authority; Execution and Delivery; Enforceability. The Principal Stockholder has all requisite partnership power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Principal Stockholder of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary partnership action on the part of the Principal Stockholder. The Principal Stockholder has duly executed and delivered this Agreement and, assuming that this Agreement constitutes the legal, valid and binding obligation of Newco, this Agreement constitutes the legal, valid and binding obligation of the Principal Stockholder, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law), including an implied covenant of good faith and fair dealing. The execution and delivery by the Principal Stockholder of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under any provision of any agreement to which the Principal Stockholder is a party or, subject to the filings and other matters referred to in the next sentence, any provision of any law applicable to the Principal Stockholder or the properties or assets of the Principal Stockholder, except for any conflict, violation or default which, individually or in the aggregate, would not have a material adverse effect on the ability of the Principal Stockholder to perform its obligations under this Agreement or which has been disclosed to Newco by the Principal Stockholder in writing prior to the date hereof. No consent of, or registration, declaration or filing with, any U.S. Governmental Entity is required to be obtained or made by or with respect to the Principal Stockholder in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, other than as specified in Section 3.5(b) of the Merger Agreement or except for any consent, registration, declaration or filing the failure of which to obtain or make, individually or in the aggregate, would not have a material adverse effect on the ability of the Principal Stockholder to perform its obligations under this Agreement.

          (b) The Subject Shares. The Principal Stockholder is the record and beneficial owner of, and has good and marketable title to, the Subject Shares, free and clear of any liens or other encumbrances, and the Principal Stockholder has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except, in each case, as contemplated by this Agreement, the organizational documents of the Principal Stockholder or the Registration Rights and Stock Transfer Restriction Agreement made as of the 3rd day of November 1995 among the Company, the Principal Stockholder and certain other parties thereto or as disclosed to Parent by the Principal Stockholder in writing prior to the date hereof. The Principal Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares.

     SECTION 2. Representations and Warranties of Newco. Newco hereby represents and warrants to the Principal Stockholder as follows: it has all requisite corporate power and authority to execute this Agreement and the Merger Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Newco of this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Newco. Newco has duly executed and delivered this Agreement and the Merger Agreement and, assuming that this Agreement constitutes the legal, valid and binding obligation of the Principal Stockholder and that the Merger Agreement constitutes the legal, valid and binding obligation of the Company, each of this Agreement and the Merger Agreement constitutes the legal, valid and binding obligation of Newco, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law), including an implied covenant of good faith and fair dealing. The execution and delivery by Newco of this Agreement and the Merger Agreement do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under any provision of any agreement to which Newco is a party or, subject to the filings and other matters referred to in the next sentence, any provision of any law applicable to Newco or the properties or assets of Newco, except for any conflict, violation or default which, individually or in the aggregate, would not have a material adverse effect on the ability of Parent or Newco to perform its obligations under this Agreement or the Merger Agreement. No consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Newco in connection with the execution and delivery of this Agreement and the Merger Agreement or the consummation of the transactions contemplated hereby and thereby, other than as specified in Section 4.3(b) of the Merger Agreement or except for any consent, registration, declaration or filing the failure of which to obtain or make, individually or in the aggregate, would not have a material adverse effect on the ability of Newco to perform its obligations under this Agreement or the Merger Agreement.

     SECTION 3. Covenants of Principal Stockholder. The Principal Stockholder covenants and agrees as follows:

          (a) (1) At any meeting of the stockholders of the Company called to seek the adoption of the Merger Agreement or at any other meeting of stockholders called for a vote with respect to the Merger Agreement or the Merger, the Principal Stockholder shall vote (or cause to be voted) the Subject Shares in favor of granting such adoption or approval.

          (2) The Principal Stockholder hereby irrevocably grants to, and appoints, Newco, and any individual designated in writing by it, and each of them individually, as its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote the Subject Shares at any meeting of the stockholders of the Company called with respect to any of the matters specified in, and in accordance and consistent with, Section 3(a)(1) and 3(b). The Principal Stockholder understands and acknowledges that Newco is entering into the Merger Agreement in reliance upon the Principal Stockholder's execution and delivery of this Agreement. The Principal Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3(a)(2) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Principal Stockholder under this Agreement. Except as otherwise provided for herein, the Principal Stockholder hereby (i) affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, (ii) ratifies and confirms all that the proxies appointed hereunder may lawfully do or cause to be done by virtue hereof and (iii) affirms that such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL. Notwithstanding any other provision of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement pursuant to Section 4. Any action taken for or on behalf of the Principal Stockholder pursuant to the proxy granted hereunder shall only be taken at a meeting of the stockholders of the Company (and not by written consent).

          (b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the stockholders' vote, consent or other approval is sought, the Principal Stockholder shall vote (or cause to be voted) the Subject Shares against
     (i) any Takeover Proposal (other than the Merger Agreement and the Merger),
     (ii) any dissolution, liquidation or winding up of or by the Company, (iii) any amendment of the Certificate of Incorporation or by-laws of the Company or other proposal or transaction involving the Company or any Subsidiary of the Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any material provision of the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or change in any manner the voting rights of any class of the Company's capital stock. The Principal Stockholder shall not commit or agree to take any action inconsistent with the foregoing.

          (c) Other than as contemplated by this Agreement, the Principal Stockholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) or convert any shares of Company Class B Common Stock into shares of Company Class A Common Stock (collectively, "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Merger or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares and shall not commit or agree to take any of the foregoing actions.

          (d) The Principal Stockholder shall not, nor shall it authorize any of its officers, directors or employees or any investment banker, attorney, adviser or representative retained by and acting on its behalf to, (i) directly or indirectly solicit, initiate or encourage the submission of any Takeover Proposal, (ii) enter into any agreement with respect to any Takeover Proposal or (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided that the obligations of the Principal Stockholder under this Section 3(d) shall be inoperative during any period of time that the Company is undertaking any of the activities permitted by the third sentence of Section 6.5(a) of the Merger Agreement and, in such case, the Principal Stockholder shall also be permitted to undertake similar activities. The Principal Stockholder as promptly as reasonably practicable shall advise Newco orally and in writing of the receipt by it of any Takeover Proposal or inquiry made to it which is likely to lead to any Takeover Proposal, the identity of the person making any such Takeover Proposal or inquiry and the material terms of any such Takeover Proposal or inquiry.

          (e) The Principal Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under Section 262 of the DGCL in connection with the Merger.

     SECTION 4. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the election of the Principal Stockholder in its sole discretion immediately following any amendment of any material term or provision of the original unamended Merger Agreement dated as of the date hereof between the Company and Newco (it being understood and agreed that any change in the amount of the cash consideration or number of Non-Cash Election Shares provided for in the Merger shall be deemed to be an amendment of a material term or provision), (iv) the election of the Principal Stockholder in its sole discretion following a material breach of any provision of this Agreement by Newco, in each case which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) the Termination Date and (v) the election of Newco in its sole discretion following a material breach of any provision of this Agreement by the Principal Stockholder, which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) the Termination Date; provided, in each case for clauses (i) through (v), that Sections 5(b), 5(c), and 6 of this Agreement shall survive any such termination.

     SECTION 5. Additional Matters. (a) At the request of any other party hereto, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement. Each of the parties hereto shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as any other party may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

     (b) Newco acknowledges that no individual who has an ownership interest in the Principal Stockholder or who is an officer, director or employee of the Principal Stockholder or any of the partners of the Principal Stockholder is making any agreement or understanding herein in his or her capacity as a director, officer or stockholder of the Company and that the Principal Stockholder signs solely in its capacity as the record holder and beneficial owner of the Subject Shares and nothing herein shall limit or affect any actions taken by any individual who has an ownership interest in the Principal Stockholder or who is an officer, director or employee of the Principal Stockholder or any of the partners of the Principal Stockholder in his or her capacity as an officer, director or stockholder of the Company.

     (c) Neither Newco nor the Principal Stockholder shall issue any press release or make any other public statement with respect to the Merger Agreement, the Merger, this Agreement or any other transaction contemplated by this Agreement or the Merger Agreement without the prior written consent of the other parties hereto, except as may be required by applicable law, including Section 13(d) of the Securities Exchange Act of 1934, as amended, court process or the rules and regulations of any national securities exchange, in which case the party required to make the release or statement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or statement in advance of such issuance, it being understood that the final form and content of any such release or statement, to the extent so required, shall be at the final discretion of the disclosing party.

     SECTION 6.  General Provisions.

     (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

     (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered in accordance with Section 9.2 of the Merger Agreement to Newco at the address set forth in Section 9.2 of the Merger Agreement and to the Principal Stockholder at the following address:
             The Blount Holding Company, L.P.
             4520 Executive Park Drive
             Montgomery, AL 36116
             Attention: Winton M. Blount
             Facsimile: 334-271-8188

             with a copy to:

             Bradley, Arant, Rose & White
             2001 Park Place
             Suite 1400
             Birmingham, AL 35203
             Attention: Susan Doss
             Facsimile: 205-521-8500

(or at such other address for a party as shall be specified by like notice).

     (c) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     (d) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect; provided that the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Subject to the proviso contained in the preceding sentence, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

     (e) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the parties hereto, and delivered to each of Newco and the Principal Stockholder.

     (f) Entire Agreement; Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     (g) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

     (h) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties hereto, and any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     (i) Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Delaware state court or any Federal court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Delaware state court or any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement in any court other than a Delaware state court or any Federal court sitting in the State of Delaware and (iv) consents to service being made through the notice procedures set forth in Section 6(b).

     (j) No Recourse. Notwithstanding any other provision of this Agreement or any rights of Newco at law or in equity, in the event of any default under or breach of this Agreement by the Principal Stockholder (which shall not have been cured), the remedies

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

of Newco shall be restricted to enforcement of their rights against the partnership property and assets of the Principal Stockholder (including the Subject Shares), and, in such event, shall be limited to the direct out-of-pocket expenses of Newco, and no resort shall be had to any of the partners of the Principal Stockholder personally or to any property and assets of any of the partners of the Principal Stockholder (other than partnership property and assets of the Principal Stockholder).

     IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

                                          RED DOG ACQUISITION, CORP.

                                          By /s/ ALAN MAGDOVITZ
                                            ------------------------------------
                                             Name: Alan Magdovitz
                                             Title: Chairman

                                          THE BLOUNT HOLDING
                                          COMPANY, L.P.,

                                          by BHP, Inc.
                                             its General Partner

                                          By /s/ WINTON M. BLOUNT
                                            ------------------------------------
                                             Name: Winton M. Blount
                                             Title: Chairman

                                                                      APPENDIX C
              [THE BEACON GROUP CAPITAL SERVICES, LLC LETTERHEAD]

CONFIDENTIAL

April 18, 1999

Board of Directors
Blount International, Inc.
4520 Executive Park Drive
Montgomery, AL 36116-1602

Lady and Gentlemen:

     Blount International, Inc. (the "Company") has requested that The Beacon Group Capital Services, LLC ("Beacon") deliver to the Company's Board of Directors Beacon's opinion concerning the fairness from a financial point of view to the holders of outstanding shares of the Company's Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, (collectively, the "Shares"), other than holders of Excepted Shares, as hereinafter defined, of the consideration to be received by those holders in the merger transaction (the "Merger") provided for by an Agreement and Plan of Merger and Recapitalization, dated as of April 18, 1999, (the "Agreement") between the Company and Red Dog Acquisition, Corp. ("Newco"), a corporation formed by, and a wholly-owned subsidiary of, Lehman Brothers Merchant Banking Partners II, L.P.

     The Agreement provides, among other things, that (i) Newco will be merged with and into the Company, (ii) the Company will be the surviving corporation (the "Surviving Corporation"), and (iii) each outstanding Share, other than Shares held by the Company as treasury stock or by Newco and other than Dissenting Shares, as defined in the Agreement, (collectively, the "Excepted Shares"), will be converted into the right to receive, at the election of the holders thereof and subject to the proration provisions of the Agreement, (a) $30 in cash, without interest, or (b) "Non-Cash Election Shares" as defined and provided for in the Agreement. The Merger is expected to be considered by the stockholders of the Company at a special stockholders meeting to be held as soon as practicable and, if approved by the stockholders at that meeting, consummated on or shortly after that meeting.

     As part of its strategic advisory business, Beacon engages in the valuation of businesses and their securities in connection with mergers and acquisitions, financings, private placements, principal investments and other purposes. In this regard, Beacon has been serving as a financial advisor to the Company and participated in certain of the negotiations relating to the Agreement and the Merger.

     In connection with its opinion, Beacon reviewed, among other things, the Agreement, Annual Reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1998, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company, certain other communications from the Company to stockholders, certain internal financial analyses and forecasts for the Company prepared by its management and the potential pro forma impact of the Merger on the Surviving Corporation. Beacon also held discussions with members of senior management of the Company regarding the past and current business, operations and financial condition and the future prospects of the Company, reviewed the reported price and trading activity of the Shares, compared certain financial and stock market information concerning the Company with similar information concerning certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in industries and markets Beacon deemed relevant and performed other studies and analyses that Beacon considered appropriate.

     For purposes of its opinion, Beacon assumed and relied without independent verification on the accuracy and completeness of the financial and other information reviewed by it. Beacon did not make an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and was not furnished with any such evaluation or appraisal.

     Beacon's opinion is provided for the information of the Board of Directors of the Company in connection with its consideration of the Agreement and the Merger, does not constitute a recommendation to any stockholder of the Company as to how that stockholder should respond, vote or elect the form of Merger consideration in connection with the Agreement and the Merger and does not address what the trading price of Non-Cash Election Shares will or might be after the Merger is consummated. Beacon's opinion is necessarily based on economic, market, financial and other conditions as they exist on, and could be evaluated as of, the date hereof.

     Based on and subject to the foregoing and other matters Beacon considers relevant, it is Beacon's opinion that, as of the date hereof, the consideration to be received by holders of Shares, other than Excepted Shares, is fair from a financial point of view to such holders.

Very truly yours,
LOGO
The Beacon Group Capital Services, LLC

                                                                      APPENDIX D
                         SECTION 262  APPRAISAL RIGHTS
                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of (1)such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of
     (1)such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of (1)such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw (1)such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. With 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholders within 10 days after
(1)such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register on Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all the relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors,including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted
(1)such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that (2)such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded (1)appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of (1)such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholder would have been converted had they assented to the merger or consolidation shall have the same status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 339, L. '98, eff. 7-1-98.)
---------------
     Ch. 339. L. '98. eff. 7-1-98, added matter in italic and deleted (1)"his" and (2)"he".

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Restated Certificate of Incorporation of the Registrant provides that except to the extent prohibited by the General Corporation Law of the State of Delaware (the "DGCL"), a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. The bylaws of the Registrant provide that the Registrant shall indemnify to the fullest extent permitted by law any person who is or was a director, officer, employee or agent of the Registrant and any person who is or was serving at the request of Blount as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     Section 145 of the DGCL permits a corporation to indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if the directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e. one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim as to which a person shall have been adjudged liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for expenses despite the adjudication of liability.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------                    -----------------------
   2.1   Agreement and Plan of Merger and Recapitalization, dated as of April 18, 1999, between Blount International, Inc. and
         Red Dog Acquisition, Corp. (included as Appendix A to the
         Proxy Statement-Prospectus which forms a part of this
         Registration Statement)
   3.1   Post-Merger Restated Certificate of Incorporation of Blount
         International, Inc. (included as Exhibit A to the Agreement and Plan of Merger and Recapitalization which is Exhibit
         2.1)
   3.2   Post-Merger Bylaws of Blount International, Inc. (included as Exhibit B to the Agreement and Plan of Merger and
         Recapitalization which is Exhibit 2.1)
   4.1   Form of stock certificate of New Blount common stock
   5.1   Opinion of Simpson Thacher & Bartlett regarding the validity of the securities being registered
   8.1   Opinion of Simpson Thacher & Bartlett regarding certain tax matters

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------                    -----------------------
  10.1   Stockholder Agreement, dated as of April 18, 1999, between
         Red Dog Acquisition, Corp. and The Blount Holding Company,
         L.P. (included as Appendix B to the Proxy Statement-Prospectus which forms a part of this Registration Statement)
  10.2   Employment Agreement, dated as of April 18, 1999, between
         Blount International, Inc. and John M. Panettiere
  10.3   Employment Agreement, dated as of April 18, 1999, between
         Blount International, Inc. and Donald B. Zorn
  10.4   Employment Agreement, dated as of April 18, 1999, between
         Blount International, Inc. and Gerald W. Bersett
  10.5   Employment Agreement, dated as of April 18, 1999, between
         Blount International, Inc. and James S. Osterman
  10.6   Employment Agreement, dated as of April 18, 1999, between
         Blount International, Inc. and Richard H. Irving
  10.7   Employment Agreement, dated as of April 18, 1999, between
         Blount International, Inc. and Harold E. Layman
  23.1   Consent of Simpson Thacher & Bartlett (contained in Exhibit
         5.1 hereto)
  23.2   Consent of Simpson Thacher & Bartlett (contained in Exhibit
         8.1 hereto)
  23.3   Consent of PricewaterhouseCoopers LLP
  24.1   Power of Attorney of the officers and directors of
         Registrant signing this Registration Statement (contained on page II-4)
  99.1   Form of Proxy
  99.2   Form of Non-Cash Election
  99.3   Form of Letter of Transmittal
  99.4   Form of Blount 401(k) Retirement Savings Plan Non-Cash
         Election Form
  99.5   Consent of The Beacon Group Capital Services, LLC
  99.6   Opinion of The Beacon Group Capital Services, LLC (included as Appendix C to the Proxy Statement-Prospectus which forms a part of this Registration Statement)
  99.7   Consent of Alan Magdovitz to serve as a director of Blount
         International, Inc. after the merger
  99.8   Consent of E. Daniel James to serve as a director of Blount
         International, Inc. after the merger

(b) Financial Statement Schedules

     All schedules have either been incorporated by reference or have been omitted as not applicable or not required under the rules of Regulation S-X.

(c) Reports, Opinions and Appraisals of Outside Parties

     The opinion of The Beacon Group Capital Services, LLC is included as Appendix C to the proxy statement-prospectus.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

          (4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (5) (a) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

               (b) that every prospectus: (A) that is filed pursuant to paragraph (5)(a) immediately preceding, or (B) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (6) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

          (7) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

          (8) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montgomery, State of Alabama, on the 15th day of July, 1999.

                                          BLOUNT INTERNATIONAL, INC.

                                          By /s/ BLOUNT INTERNATIONAL, INC.
                                             -----------------------------------
                                             Name:
                                             Title:

                               POWER OF ATTORNEY

     Each person whose individual signature appears below hereby authorizes and appoints Richard H. Irving, III and L. Daniel Morris, Jr., and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and ever act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their and his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 15th day of July, 1999.

                SIGNATURE                                TITLE                   DATE
                ---------                                -----                   ----

/s/ WINTON M. BLOUNT                          Chairman of the Board          July 15, 1999
------------------------------------------
Winton M. Blount

/s/ JOHN M. PANETTIERE                        Chief Executive Officer        July 15, 1999
------------------------------------------    (Principal Executive
John M. Panettiere                            Officer); Director

/s/ HAROLD E. LAYMAN                          Chief Financial Officer        July 15, 1999
------------------------------------------
Harold E. Layman

                SIGNATURE                                TITLE                   DATE
                ---------                                -----                   ----
/s/ RODNEY W. BLANKENSHIP                     Chief Accounting Officer       July 15, 1999
------------------------------------------
Rodney W. Blankenship

/s/ HALEY BARBOUR                             Director                       July 15, 1999
------------------------------------------
Haley Barbour

/s/ SAMUEL R. BLOUNT                          Director                       July 15, 1999
------------------------------------------
Samuel R. Blount

/s/ W. HOUSTON BLOUNT                         Director                       July 15, 1999
------------------------------------------
W. Houston Blount

/s/ R. EUGENE CARTLEDGE                       Director                       July 15, 1999
------------------------------------------
R. Eugene Cartledge

/s/ TODD CONOVER                              Director                       July 15, 1999
------------------------------------------
Todd Conover

/s/ H. CORBIN DAY                             Director                       July 15, 1999
------------------------------------------
H. Corbin Day

/s/ MARY D. NELSON                            Director                       July 15, 1999
------------------------------------------
Mary D. Nelson

/s/ ARTHUR P. RONAN                           Director                       July 15, 1999
------------------------------------------
Arthur P. Ronan

/s/ ANDREW A. SORENSEN                        Director                       July 15, 1999
------------------------------------------
Andrew A. Sorensen

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
  2.1     Agreement and Plan of Merger and Recapitalization, dated as of April 18, 1999, between Blount International, Inc. and
          Red Dog Acquisition, Corp. (included as Appendix A to the
          Proxy Statement-Prospectus which forms a part of this
          Registration Statement)
  3.1     Post-Merger Restated Certificate of Incorporation of Blount
          International, Inc. (included as Exhibit A to the Agreement and Plan of Merger and Recapitalization which is Exhibit
          2.1)
  3.2     Post-Merger Bylaws of Blount International, Inc. (included as Exhibit B to the Agreement and Plan of Merger and
          Recapitalization which is Exhibit 2.1)
  4.1     Form of stock certificate of New Blount common stock
  5.1     Opinion of Simpson Thacher & Bartlett regarding the validity of the securities being registered
  8.1     Opinion of Simpson Thacher & Bartlett regarding certain tax matters
 10.1     Stockholder Agreement, dated as of April 18, 1999, between
          Red Dog Acquisition, Corp. and The Blount Holding Company,
          L.P. (included as Appendix B to the Proxy Statement-Prospectus which forms a part of this Registration Statement)
 10.2     Employment Agreement, dated as of April 18, 1999, between
          Blount International, Inc. and John M. Panettiere
 10.3     Employment Agreement, dated as of April 18, 1999, between
          Blount International, Inc. and Donald B. Zorn
 10.4     Employment Agreement, dated as of April 18, 1999, between
          Blount International, Inc. and Gerald W. Bersett
 10.5     Employment Agreement, dated as of April 18, 1999, between
          Blount International, Inc. and James S. Osterman
 10.6     Employment Agreement, dated as of April 18, 1999, between
          Blount International, Inc. and Richard H. Irving
 10.7     Employment Agreement, dated as of April 18, 1999, between
          Blount International, Inc. and Harold E. Layman
 23.1     Consent of Simpson Thacher & Bartlett (contained in Exhibit
          5.1 hereto)
 23.2     Consent of Simpson Thacher & Bartlett (contained in Exhibit
          8.1 hereto)
 23.3     Consent of PricewaterhouseCoopers LLP
 24.1     Power of Attorney of the officers and directors of
          Registrant signing this Registration Statement (contained on page II-4)
 99.1     Form of Proxy
 99.2     Form of Non-Cash Election
 99.3     Form of Letter of Transmittal
 99.4     Form of Blount 401(k) Retirement Savings Plan Non-Cash
          Election Form
 99.5     Consent of The Beacon Group Capital Services, LLC

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 99.6     Opinion of The Beacon Group Capital Services, LLC (included as Appendix C to the Proxy Statement-Prospectus which forms a part of this Registration Statement)
 99.7     Consent of Alan Magdovitz to serve as a director of Blount
          International, Inc. after the merger
 99.8     Consent of E. Daniel James to serve as a director of Blount
          International, Inc. after the merger